A320

Vaccination

Financial Report

Fiscal year ended
March 31, 2021

CAE

Financial Report Fiscal year ended March 31, 2021

Training partner of choice. CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. As testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites, and training locations in over 35 countries. Check out our Annual Activity and Corporate Social Responsibility Report! Our Annual Activity and Corporate Social Responsibility Report is available online. It consolidates information on our company strategy, fiscal year 2021 performance and corporate social responsibility (CSR) into one document. Integrating our reporting in this way enables us to provide stakeholders with a single source of information in key areas. It also signals that CSR is inseparable from our core business strategy and activities. cae.com/social-responsibility/ cae.com Follow us on Twitter @CAE_Inc.

Accelerating our transformation through acquisitions CAE has consistently acted as a wise steward of capital. For the first time in nearly 20 years, we completed public and private equity offerings that secured more than $1.5B to support the execution of five acquisitions announced over a six-month period – one representing the largest in CAE’s 74-year history. With the four acquisitions in Civil, we further our vision of an end-to-end crew performance optimization ecosystem, while the addition of L3Harris Technologies’ Military Training business in Defence will contribute greater balance to CAE. These capital allocations, made with the full support of the Board, align with the company’s high-level growth strategy going forward and position CAE to pursue future expansion opportunities. Corporate Social Responsibility CAE views Corporate Social Responsibility (CSR) as central to its values, with people at the heart of its culture. As COVID-19 stretched from weeks to months, CAE leadership also made significant efforts to ensure employees remained connected and engaged as everyone adjusted to the new ‘normal.’ The Board acknowledges the dedication, innovation and indomitable spirit of CAE employees, attributes that set our organization apart. We delivered on our commitment to become carbon neutral in 2020, becoming the first Canadian aerospace company to achieve this status, with more milestones to follow as we progress on our climate journey. To further transparency in our disclosure and incorporate the best practices reporting standards valued by our stakeholders, CAE now reports on two industrial categories identified by the Sustainability Accounting Standards Board (SASB): Resource Transformation (Aerospace & Defence) and Services (Professional & Commercial Services). The majority of issues identified by the SASB are already part of our disclosures. Board renewal In our approach to Board renewal, we are increasingly looking at diversity and have made good progress. We are also looking at ways to increase diversity beyond gender. I would like to extend a warm welcome to Mary Lou Maher, who joined CAE’s Board of Directors. As the former Global Head of Inclusion and Diversity for KPMG International and founder of KPMG Canada’s first-ever National Diversity Council, Mary Lou brings abundant experience in diversity and inclusion, and will contribute additional diversity of thought and background to CAE. To provide continuity over the troubled times of the pandemic, the Board made the decision to extend my mandate one year beyond CAE’s 12-year term limit. As a further measure, the Board confirmed Alan N. MacGibbon as my successor to allow for a well-orchestrated transfer in leadership. Alan has been a corporate director at CAE since 2015 and currently serves on the Board’s Audit and Human Resource Committees. In closing, I would like to congratulate our President and CEO, Marc Parent, for the recognition he received this year. In addition to his appointment to the Order of Canada, one of the country’s highest honours, Marc was the recipient of the Bernard-Landry innovation award from the Quebec Association for the Development of Research and Innovation. He also received the PROSPÈRE Entrepreneur Award from the Quebec Employers’ Council for his contribution to the growth of CAE and the aerospace industry in Quebec and Canada, as well as for his central role in enlisting the collaboration of companies for workplace COVID-19 vaccination. Marc is an exemplary ambassador for our organization and these honours are well deserved. Finally, on behalf of the Board, I thank our shareholders and our employees. Your trust and support have never been so important. The societal engagement, corporate citizenship, and ingenuity consistently demonstrated by CAE through unprecedented circumstances evidence the sound character of this organization and the exciting future that lies ahead. CAE took extraordinary actions through the year, not only to navigate the organization safely and securely through the COVID-19 pandemic, but to fundamentally shift our strategy towards high technology, as reflected in CAE’s new mission and vision. Our noble endeavour to make the world a safer place took on added depth and meaning through the overall social impact the company had this year – including producing the life-saving CAE Air1 ventilator in record time, developing an innovative app for vaccine administration, spearheading a coalition to accelerate vaccination in Quebec and Canada, and opening the CAE Montreal Vaccination Centre to serve employees, their families and the community. During what were challenging times for businesses worldwide, CAE’s leadership made sound decisions to secure the financial health and perennity of the company over the pandemic and beyond. Message from the Chair of the Board The Honourable John Manley, P.C., O.C. Chair of the Board

Despite the headwinds, CAE is emerging stronger and better Message to shareholders CAE began its fiscal year confronting industry reversals unlike any before in its 74-year history. We were deeply concerned about the rapid global spread of COVID-19, and remained resolute about ensuring the safety of our employees, our customers and our suppliers, while challenging our thinking about the future. Who could have foreseen the plummeting 90% drop in global air travel and border closures worldwide – all of which served instant sharp blows to Civil, our biggest business unit – and the aftereffects of the pandemic that swept across the defence and healthcare markets? In these unsettling circumstances, we swiftly mobilized to take the necessary immediate measures to secure CAE’s stability. While seizing on the first and secondary challenges of COVID-19, we identified opportunities to apply our innovative skills and agility in the midst of these disruptions. We lent a strong hand to our customers around the world, offering critical support, often gratis or at cost, in this shared crisis of humanity. In parallel, we identified ways to emerge stronger and position the company even more solidly for higher growth and profitability. In a market that levelled the same or similar challenges to our competitors, CAE responded differently. We raised equity for the first time in nearly 20 years, using the proceeds to heighten our positioning in our civil and defence key markets. We acquired four companies in core and related markets in Civil and became a defence training systems integrator with a pending acquisition in Defence. We launched new products and expanded into new growth adjacencies while embarking on numerous initiatives to lower our cost structure. We leveraged highly connected, digitally enabled software solutions to address our customers’ urgent needs and advance their competitive advantage amidst the morass of global health, social and financial turbulence. All the while, we stayed connected with our teams working dispersed and in far flung regions. Our Civil acquisitions provided the building blocks necessary to jump-start our vision of providing an end-to-end offering of crew performance software that extends from training through optimized crew operations. We believe these connected capabilities will soon become unrivalled in the industry. We also positioned ourselves in advanced air mobility, a rapidly blossoming market with over 200 Original Equipment Manufacturers (OEMs). We recognize this market as a potential secular driver for a new kind of pilot training, with CAE’s expertise in modeling and simulation playing a pivotal role in its acceptance and success. To execute our adjacent market strategy, we succeeded in securing acquisitions at uniquely attractive value and optimal use of capital. We announced our definitive agreement to acquire L3Harris Technologies’ Military Training business, a significant complementary fit with our core military training business that accelerates our Defence growth strategy and brings us into close alignment with U.S. national defense priorities. We expect to close the acquisition in the second half of calendar year 2021. Healthcare, our smallest business unit, continued to broaden its position as the innovation leader in simulation-based healthcare education and training through the launch of new AI-enhanced training tools and digital management solutions, in support of our customers’ training needs during the pandemic. A unique testament to our corporate citizenship, COVID-19 humanitarian efforts and passion for safety, the successful delivery of thousands of CAE Air1 ventilators to the Government of Canada represents our best at work. We quickly brought together CAE’s industrial technological capabilities and deep healthcare subject matter expertise to develop and manufacture this critical care, life-saving medical device. We took the opportunity this year to further strengthen our leadership with the addition of Daniel Gelston as Defence & Security Group President and Heidi Wood, as President of CAE Healthcare and Executive Vice President, Business Development & Growth Initiatives. We created the business development and growth initiatives role as a new cross-collaboration leadership position to ensure future growth investments, capture joint opportunities across our business units, and accelerate our industrial technology leadership with digitally based solutions. This role, originally created before the pandemic, became all the more important to power up new initiatives as our core civil markets addressed sliced profitability. We also boosted our presence in the U.S., strengthening our Washington, D.C., operations to gain visibility and representation for our three business units on Capitol Hill. Marc Parent, C.M. President and Chief Executive Officer

No one would have predicted or expected our ability to turn adversity into major strategic advantage. But we did. We went through extraordinary measures to protect CAE, our employees and our customers, and I remain extremely proud of how our company performed under challenging circumstances and the nobility with which CAE rose up under such exceptional circumstances. Against the tide, we took bold, forward-thinking, proactive measures to consolidate in our core markets and expand into adjacent markets. Turning now to our results, I am especially pleased with what we accomplished financially. Despite the brunt of major global disruptions in all our markets, CAE returned to quarterly profitability and positive free cash flow after our first quarter. Our recovery continued through the year and into the fourth quarter. On a consolidated basis, we generated $0.22 adjusted earnings per share1 (EPS) in this last quarter and $0.47 adjusted EPS1 for the year. Order intake1 was $928 million for the quarter and $2.7 billion for the year, yielding a solid backlog1 of $8.2 billion. This is striking given the challenges faced by the global aviation industry over this yearlong crisis and the hundreds of millions in defence contracts that slipped into next year or beyond. We generated strong annual free cash flow1 of $347 million, a singular indicator of CAE’s position as a sustainable growth company. In addition to having the benefits of secular tailwinds and a cash generative profile, this year well evidenced that CAE has been and remains a safe port in a storm. Underscoring our resilience Today, our strategy and positioning are more favourably aligned with a post-COVID business and geopolitical landscape, with expected secular trends favourable for all three of our business units. In Civil, we project greater willingness to outsource training by airlines, even higher expected pilot demand (attrition and crisis- induced career shifts) and strong demand for business jet travel, which are enduring positives. Tourist air travel will likely recover more rapidly than business travel, but we project great stimulus on behalf of airlines worldwide and a prevailing need for pilot training. In Defence, we witnessed a paradigm shift from asymmetric to near-peer threats, coupled with a sharp increase in the demand for immersive, synthetic solutions. These tailwinds strongly favour CAE’s Defence & Security business. Additionally, the complementary fit of L3Harris Technologies’ Military Training capabilities in fast jets, bombers and remotely piloted aircraft, atop our cargo and tanker strengths, plus joint helicopter capabilities, position CAE to provide a unique suite of training capabilities for our military customers in the U.S., Canada, NATO and around the world. We also see an attractive growth outlook for Healthcare through our new digital and virtual learning products, COVID-19 training solutions, and the overall increased recognition of the value of simulation-based preparedness. Investments of the past several years to augment our nursing suite of products have proven to be the right bet, as this last year has only further exacerbated the growing nursing shortage. Civil Aviation Training Solutions Over the course of FY21, the Civil Aviation team was confronted by the concurrent, severe challenges of a plummet in global air travel (down a historic 90% globally), coupled with severe, sweeping and ever-changing government restrictions that included travel bans, border restrictions, lockdown protocols and self-isolation measures that forced closures and disruptions to Civil operations worldwide. Civil training centre utilization initially plunged, but has since recovered modestly. While still well below pre-pandemic levels of 70%, usage stabilized at around 50% through most of the year. Despite these setbacks, we remained the training partner of choice for airlines, business jet operators and pilots worldwide, signing multiple long-term training services agreements this past year. We consolidated Civil training capacity with the acquisitions of Flight Simulation Company and TRU Simulation + Training Canada Inc. and executed partnerships with numerous airlines. Over the past few years, CAE has steadily unified the digital flight operations ecosystem with the goal of delivering a holistic suite of solutions designed to improve operations and enhance the crew experience to further increase our large addressable market in Civil. With the acquisition of Merlot Aero Limited and RB Group, we accelerated our expansion into software-enabled civil aviation services. Looking ahead, we will continue to expand our reach beyond pilot training solutions into the rapidly growing market for digitally enabled crew optimization services. We stayed on course for planned launches of new programs and products, including the Airside™ digital platform for pilots grounded due to COVID-19 (adding an important job finder element) and a financing initiative coordinated with banking institutions worldwide to help make the profession more accessible to aspiring pilots. As the global training partner of choice, we are pleased to be able to make it easier for these future pilots to train with us — especially relevant given the pending shortages predicted in the 2020-2029 CAE Pilot Demand Outlook we released in November 2020. Annual revenue for Civil Aviation Training Solutions was $1,412.9 million, down 35% compared to FY20. Annual operating income1 was $6.5 million compared to $473.3 million last year, and annual adjusted segment operating income1 was $164.3 million (11.6% of revenue) compared to $479.4 million (22.1% of revenue) last year. Annual Civil training centre utilization1 was 47%, a sharp contrast to last year’s 70%. Defence & Security We introduced a new leader and new defence strategy in FY20 to bring CAE in even greater alignment with the needs and priorities of National Defence Departments, from the U.S., to Canada, to NATO allies worldwide. With the pending acquisition of L3Harris Technologies’ Military Training business, CAE will now double its U.S. defence presence to become the largest non-OEM training provider to the U.S. military. Our entry into mission and operations support likewise opens adjacent market growth opportunities for CAE’s Defence & Security business. As is the case in our Civil markets, our defence platform agnosticism remains a key strength. During the year, we won 100% of all our foundational recompetes, and won significant new competitions as well. We expanded our position in digital immersion, operational support and security. Notable wins include a contract with the U.S. Air Force for the base year of the new KC-135 Training System contract, which now includes training support services for the Air National Guard boom operator simulation systems. Defence also won a flagship award from the U.S. Special Operations Command to lead the integration efforts for the Special Operations Force Global Situational Awareness initiative. We expanded in key training growth segments (air, maritime, unmanned/remotely piloted), and secured positions on major U.S. and U.K. military programs. We also enhanced our OEM relationships worldwide resulting in several key successes. We deployed components of the CAE Trax Academy and adaptive learning into the U.S. Air Force Defense Innovation Unit Pilot Training Transformation, and further developed our Single Synthetic Environment (SSE) technology — resulting in deliveries to customers in the U.K. and positioning CAE for future National Synthetic Environment opportunities. Through our SSE capability to support mission systems integration, CAE won contracts for mission operations-focused programs that leverage digital immersion development in synthetic environments. Annual Defence & Security revenue was $1,217.1 million, down 9% over last year. Annual operating income1 was $15.5 million compared to $104.8 million last year, and annual adjusted segment operating income1 was $87.0 million (7.1% of revenue) compared to $114.5 million (8.6% of revenue) last year. Healthcare While the healthcare global community struggled to grasp and then manage the knowns and unknowns of COVID-19, our Healthcare training and simulation market experienced a massive downward shock with sweeping cancellations of tradeshows and conferences (the major pipeline for generating healthcare sales); a steep 40% drop in hospital profitability; a focus away from training, given the strain on hospital systems confronting urgent patient crises taking place; and the abrupt shutdown of university and school training programs. We put a new leader in place in Healthcare amid the severity of this environment, and our Healthcare business quickly went into overdrive to provide vital support through innovative training solutions that furthered the global preparedness of frontline healthcare and critical care unit workers. CAE Healthcare offered free online training modules on personal protection equipment use, point-of-care ultrasound scanning and COVID-19 assessment to spread the much-needed understanding throughout the world. Throughout FY21, CAE Healthcare prevailed on plans to launch new tools and training capabilities, including introducing the first-of-its- kind CAE Blue Phantom COVID-19 Lung Simulator and an adaptive Ventilator Reskilling course, the latter winning both the EMS World Innovation Award and Attendees’ Choice Award. The CAE Air1 ventilator, a milestone achievement, went from concept to design, development, testing, certification and ultimate delivery of thousands of ventilators to the Government of Canada in under twelve months. That agility alone serves as an eye-opening testament to the strength of CAE’s innovation, engineering talent and advanced manufacturing capabilities. We expanded our capabilities with the introduction of CAE Maestro Evolve, together with other new offerings that are detailed in the Healthcare business highlights section. Collaboration with leading OEMs continued, including projects with Edwards Lifesciences and Cordis, a Cardinal Health Company, to develop transformative digital training solutions. Annual Healthcare revenue was $351.9 million, up 183% compared to last year, and included $230.6 million from the CAE Air1 ventilator contract. Annual operating income1 was $26.4 million compared to a loss of $41.0 million last year, and annual adjusted segment operating income1 was $29.3 million (8.3% of revenue) compared to a loss of $3.5 million last year. Achieving carbon neutrality and taking bold steps in the fight against climate change CAE became the first Canadian aerospace company to become carbon neutral, a significant milestone for our organization. This represents a bold achievement, and we hope that CAE’s commitment in the fight against climate change will inspire other companies to take tangible action today. We honoured our pre-pandemic commitment despite a whirlwind year full of unpredictable elements, a further demonstration of CAE’s environmental leadership and commitment toward future generations. We continue to identify further measures to reduce our overall emissions through our Climate Change Committee and, through our Innovation and Global Strategic Sourcing teams, not only to reduce our carbon footprint, but to contribute to reducing those of our suppliers and customers. CAE is also partnering with industry on a number of projects, including the development of electric aircraft. Our target is to have 50% of our aircraft fleet be either hybrid or electric in the next five years to further reduce carbon emissions at the source. As one of five industrial partners in SA2GE Phase 2, we led a project to develop simulation training technology to reduce the environmental footprint of the aeronautical industry. CAE also has the distinction of being among the 30 companies selected to contribute to the creation of an Urban Air Mobility ecosystem in France. CAE is now included in the Jantzi Social Index (JSI), as one of 50 Canadian companies to meet a set of broad-based ESG rating criteria. The JSI index is used by institutional investors to benchmark the performance of socially screened portfolios and by financial institutions to develop investment products. Diversity and inclusion I firmly believe there has never been a more exciting time to be at CAE. We have an excellent team, clarity of focus on what we need to do to execute our plans successfully and bold aspirations for our future – all of which are within our reach. We made several important advances in diversity and inclusion (D&I), which continue to be among our top strategic priorities. CAE’s D&I commitment not only is the right thing to do, it is smart business. While pleased with the advances made in our D&I roadmap and in Employment Equity – measures of ongoing progress on identified diversity targets in each business unit/function across CAE – there is always more to achieve. Our efforts are recognized internally and externally, as evidenced by our inclusion in the Bloomberg Gender- Equality Index for a third consecutive year. We received excellent results in our drive to identify and develop current and future women leaders. In FY21, 31% of all high potentials are women and 30% of senior executives are women. However, I continue to press hard on our diversity initiatives. In signing the BlackNorth Initiative pledge, I proudly committed myself and CAE to taking deliberate action to attract more talent from the Black community, and to create a workplace where black employees have the support to grow, an organization that celebrates the vibrancy and richness that diversity brings, and most of all, a company where every member of our team can succeed and thrive — with no exception. We welcome people of all races, ethnicity, religious views, sexual orientation, all walks of life and diverse backgrounds and education; this very diversity is crucial to CAE’s strength. Our D&I imperative says it all in a mere five words, “Thousands of differences. One CAE.” Meaningful progress along lines of furthering social impact I am proud of the many contributions CAE makes to the communities in which we operate. Our 10,000-plus employees worldwide rallied to achieve incredible results through their ingenuity, resiliency, unfaltering customer support and humanitarian efforts. It is worth highlighting the extent of our organization’s social impact in the vaccination effort. CAE took leadership in a crisis, playing an instrumental role by spearheading the Industry for Vaccination coalition to gather support from companies and their CEOs across Canada. Our goal was two-fold: accelerate mass vaccination through the private sector, in turn, restarting the economy as soon as possible. We worked with the Quebec Government to leverage the support the private sector had to offer, which led to the announcement that 23 workplace vaccination hubs would be created across the province with the shared objective to collectively vaccinate 500,000 people. On April 26, we opened the CAE Montreal Vaccination Centre, the first of these one-of-a-kind hubs, to CAE employees, partner companies, their families and the local community. In taking stock of all our organization achieved throughout the very long year of FY21, confronting highly unique challenges and not only surmounting them, but taking CAE into an all-new terrain of global esteem, we have every reason to feel proud of what we have accomplished and emboldened about our future. A year where new challenges catalyzed bold action In conclusion, the sharp industry headwinds that confronted us forced all-new thinking in some respects and we galvanized into action ensuring we played both strong defence and offence to ensure a winning year. We think the financial results, the employee satisfaction scores internally, our many external recognitions and the stock price together paint an accurate picture of an excellent year up despite the unusually unfavorable business climate. Our conviction is all the higher that we are emerging into this post COVID-19 world strategically well positioned in our key industries that retain highly attractive fundamentals; Civil aviation, Defence & Security and Healthcare each feature compelling long-term demand drivers. We used this past fiscal year to make our company even stronger, driving deeper technological edge in each of these verticals, with a goal to drive further improvements in market share and expansion into fast growing adjacent markets. We’ve dramatically increased our U.S. defence market presence via the proposed L3Harris Technologies’ Military training acquisition and stepped up efforts in our Washington Operations presence. We issued equity using the proceeds to further our existing strategies while deepening our shareholder base. We were a trusted resource to our customers, to many aircraft OEMs, to our employees whom we strove conscientiously to keep safe and we delivered attractive shareholder value for our stock owners. Atop this, we met milestones on our environmental and social responsibility goals, with even further aspirations ahead. In short, we met the face of global shortfall with compassion, thoughtfulness and proactively used the global risks to transform into long-term opportunity for CAE. We look forward to the years ahead with confidence. In recognition of the Honourable John Manley For the second year, I close my message with congratulations to CAE Board Chair, the Honourable John Manley, P.C., O.C., who was named a recipient of the 2021 Institute of Corporate Directors (ICD) Fellowship Award. The ICD Fellowship Award is the highest distinction for corporate directors in Canada and it is presented annually to individuals who have made outstanding contributions to Canadian enterprises by bringing sound corporate governance leadership to boardrooms across the country. Finally, on behalf of CAE’s management, I thank our employees for their dedication and ingenuity through unprecedented circumstances. Their resilience and hard work have enabled us to succeed and positioned us for the future. 1 Non-GAAP and other financial measures, see Appendix

Management’s Discussion and Analysis
for the fourth quarter and year ended March 31, 2021
1.     HIGHLIGHTS

FINANCIAL1
FOURTH QUARTER OF FISCAL 2021

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q4-2021	Q4-2020	Variance $	Variance %
Income Statement
Revenue		$894.3	$977.3	$(83.0)	(8%)
Operating income[1]		$47.6	$146.5	$(98.9)	(68%)
Adjusted segment operating income (SOI)[1]		$106.2	$193.9	$(87.7)	(45%)
Adjusted SOI excluding COVID-19 government support programs[1]		$69.0	$193.9	$(124.9)	(64%)
Net income attributable to equity holders of the Company		$19.8	$78.4	$(58.6)	(75%)
Basic and diluted earnings per share (EPS)		$0.07	$0.29	$(0.22)	(76%)
Adjusted net income[1]		$63.2	$122.3	$(59.1)	(48%)
Adjusted EPS[1]		$0.22	$0.46	$(0.24)	(52%)
Adjusted net income excluding COVID-19 government support programs[1]		$35.9	$122.3	$(86.4)	(71%)
Adjusted EPS excluding COVID-19 government support programs[1]		$0.12	$0.46	$(0.34)	(74%)
Cash Flows
Free cash flow[1]		$170.6	$185.1	$(14.5)	(8%)
Net cash provided by operating activities		$174.6	$246.3	$(71.7)	(29%)
Financial Position
Capital employed[1]		$4,638.2	$4,944.0	$(305.8)	(6%)
Non-cash working capital[1]		$35.5	$6.0	$29.5	492%
Net debt[1]		$1,425.4	$2,365.7	$(940.3)	(40%)
Return on capital employed (ROCE)[1]	%	1.7%	9.1
Adjusted ROCE[1]	%	5.0%	10.7
Adjusted ROCE excluding COVID-19 government support programs[1]	%	3.1%	10.7
Backlog
Total backlog[1]		$8,201.1	$9,458.1	$(1,257.0)	(13%)
Order intake[1]		$927.9	$778.8	$149.1	19%
Book-to-sales ratio[1]		1.04	0.80
Book-to-sales ratio for the last 12 months		0.91	1.05

FISCAL 2021

(amounts in millions, except per share amounts)		FY2021	FY2020	Variance $	Variance %
(Loss) Income Statement
Revenue		$2,981.9	$3,623.2	$(641.3)	(18%)
Operating income		$48.4	$537.1	$(488.7)	(91%)
Adjusted segment operating income		$280.6	$590.4	$(309.8)	(52%)
Adjusted SOI excluding COVID-19 government support programs		$153.2	$590.4	$(437.2)	(74%)
Net (loss) income attributable to equity holders of the Company		$(47.2)	$311.4	$(358.6)	(115%)
Basic (loss) earnings per share		$(0.17)	$1.17	$(1.34)	(115%)
Diluted (loss) earnings per share		$(0.17)	$1.16	$(1.33)	(115%)
Adjusted net income		$127.1	$359.7	$(232.6)	(65%)
Adjusted EPS		$0.47	$1.34	$(0.87)	(65%)
Adjusted net income excluding COVID-19 government support programs		$33.6	$359.7	$(326.1)	(91%)
Adjusted EPS excluding COVID-19 government support programs		$0.12	$1.34	$(1.22)	(91%)
Cash Flows
Free cash flow		$346.8	$351.2	$(4.4)	(1%)
Net cash provided by operating activities		$366.6	$545.1	$(178.5)	(33%)
1 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2021 I 1

Management’s Discussion and Analysis

CHANGES IN NON-GAAP MEASURES AND COMPARATIVE FIGURES
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);
–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results, as discussed in section 3.8 “Non‑GAAP measure reconciliations” of this MD&A. In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income. Comparative figures have been reclassified to conform to these adopted changes in presentation.

IMPACT OF THE COVID-19 PANDEMIC
The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE's business. Several of our customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses throughout fiscal 2021, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customers’ acquisition priorities. The global roll-out of vaccines to combat COVID-19 is encouraging, however, renewed quarantine measures and border restrictions to contain the spread of the virus continue to impact our customers and our businesses.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of June 2020, all previously closed training locations had re-opened at full or reduced capacities, and opening hours gradually resumed to normal. We began to see some recoveries in training utilization starting in the second quarter of fiscal 2021 with gradual improvements continuing through the fourth quarter, especially in our business aviation training business, but certain training locations curtailed operating activities temporarily throughout the fiscal year as local authorities implemented measures to contain the spread of COVID-19. Accordingly, we remain operating at significantly lower levels than the prior year, as evidenced by the Civil simulator training network utilization rate decreasing to an average of 47% during fiscal 2021, compared to an average of 70% during fiscal 2020, and the number of full-flight simulator deliveries dropping to 36 during fiscal 2021 compared to 56 in the previous fiscal year.

For the Defence and Security segment, although we were awarded several strategic contracts during fiscal 2021, delays in the awarding of additional contracts and in the execution and advancement of certain programs continue to be experienced as the book‑to‑sales ratio for the last 12 months was 0.91x and backlog is down 5% compared to last year. Additionally, travel restrictions to certain countries and border closures have impacted our ability to deliver training for some international pilots that cannot travel to our training facilities.

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects. Furthermore, as institutions begin to reopen, they have switched their focus to remote education and, while we have provided new distance learning solutions, we have seen a reduction in demand for on-site training in universities and hospitals resulting in delays of training events and simulator patient deliveries. However, the healthcare business looks well positioned to experience a change in the appreciation of the importance, relevancy and benefits of healthcare simulation and training to help save lives.

Throughout the year, we operated with several flexible measures implemented to protect our financial position and preserve liquidity, including the reduction of capital expenditures by approximately $175 million compared to fiscal 2020, the reduction of R&D investments, strict cost containment measures, salary freezes, temporary salary reductions in the first half of fiscal 2021, reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan conserving approximately $160 million in cash compared to these disbursements in fiscal 2020, obtaining payment deferrals on certain government royalty and R&D obligations for approximately $35 million, as well as applying for government support programs where eligible for which we received cash of approximately $135 million throughout the fiscal year. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms.

You will find more details on the impacts of the COVID-19 pandemic on our business in About CAE, Results by segment, Business risk and uncertainty and Use of judgements, estimates and assumptions.
2 I CAE Financial Report 2021

Management’s Discussion and Analysis

BUSINESS COMBINATIONS
–On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million. FSC is a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network;
–On December 22, 2020 we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $31.7 million and a long-term contingent cash consideration payable of up to US$10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expands our reach beyond pilot training and into the market for digitally-enabled crew optimization services;
–On January 26, 2021, we acquired the shares of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full‑flight simulators and flight training devices, for cash consideration (net of cash acquired) of $49.6 million. This acquisition expands CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides CAE with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally;
–On March 1, 2021, we announced that we have entered into a definitive agreement to acquire L3Harris’ Military Training business (L3H MT) for US$1.05 billion, subject to purchase price adjustments. L3H MT includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. Subject to completion, the acquisition will expand our position as a platform-agnostic training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber. The closing of the acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

OTHER
–On April 6, 2020, we announced a series of flexible measures to protect our financial position in response to the COVID-19 pandemic and to mitigate the impact on our employees. The measures include temporarily laying off 2,600 of our 10,500 employees and placing another 900 employees on a reduced work week and the suspension of our common share dividend and normal course issuer bid (NCIB). On April 20, 2020, we announced that we have recalled all remaining temporarily laid-off employees in Canada through the Canada Emergency Wage Subsidy (CEWS) program;
–On April 9, 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility which provides access to additional liquidity and further strengthens our financial position;
–On April 10, 2020, we concluded an agreement with the Government of Canada to design and manufacture CAE Air1 ventilators to provide life support to patients in intensive care to support the COVID-19 pandemic;
–On May 19, 2020, we concluded an agreement to increase the limit of our receivable purchase program from US$300.0 million to US$400.0 million;
–During the first quarter of fiscal 2021, we recorded non-operational costs of $108.2 million relating mainly to impairment charges on property, plant and equipment, intangible assets, and certain financial assets as a result of the continued negative impacts of the COVID-19 pandemic;
–On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. We announced that we expect to record restructuring expenses of approximately $170 million, which has been carried out throughout fiscal 2021 and will continue into fiscal 2022, and to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of fiscal 2022. We started executing the restructuring program in the second quarter of fiscal 2021 and have incurred $124.0 million of restructuring, integration and acquisition costs as at March 31, 2021;
–On November 30, 2020, we completed a public equity offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million. The proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions, disclosed above, and other future potential acquisition and growth opportunities;
–On March 4, 2021, we completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million. As at March 31, 2021, the cash proceeds from the issuance of the subscription receipts were held by an escrow agent, in a restricted account, pending the fulfilment or waiver of all outstanding conditions precedent to the closing of the L3H MT acquisition;
–On March 12, 2021, we completed a marketed public equity offering of 10,454,545 common shares at a price of $34.29 [US$27.50] per share for gross proceeds of $358.5 million. The proceeds of the equity offering are for financing a portion of the purchase price and related costs of the L3H MT acquisition.

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Management’s Discussion and Analysis

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2021 mean the fiscal year ending March 31, 2021;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2020;
–Dollar amounts are in Canadian dollars.

This report was prepared as of May 19, 2021 and includes our management’s discussion and analysis (MD&A) for the year and the three‑month period ended March 31, 2021 and the consolidated financial statements and notes for the year ended March 31, 2021. We have prepared it to help you understand our business, performance and financial condition for fiscal 2021. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All quarterly information disclosed in the MD&A is based on unaudited figures.

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in the financial report for the year ended March 31, 2021. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-GAAP and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Events after the reporting period;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors.

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our proposed acquisition of L3H MT, the attractiveness of the L3H MT acquisition from a financial perspective and expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT acquisition with our existing business and teams, other anticipated benefits of the L3H MT acquisition and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.
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Management’s Discussion and Analysis

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, our estimates of the size of our addressable markets and market opportunity may not prove accurate, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, backlog, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, reputational risk, U.S. foreign ownership, control or influence mitigation measures, foreign private issuer status, enforceability of civil liabilities against our directors and officers, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, risks relating to the market such as foreign exchange, availability of capital, sales of additional common shares, market price and volatility of our common shares, credit risk, impairment risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws, taxation matters, and risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures such as the risk that we will not effectively manage our growth, risks relating to the acquisition of L3H MT, including the integration of the L3H MT business, possible delay or failure to achieve the anticipated benefits and cost synergies, the continued reliance on L3Harris Technologies following the completion of the acquisition, possible delay or failure to complete the acquisition, the receipt of applicable regulatory approvals and satisfaction of closing conditions for the acquisition, currency exchange risk and foreign currency exposure on the purchase price, potential undisclosed liabilities related to the acquisition, reliance on information provided by L3Harris Technologies, CAE or L3H MT being adversely impacted during the pendency of the acquisition, change of control and other similar provisions and fees, unanticipated acquisition and integration costs, increased indebtedness of CAE after closing of the acquisition, and risks relating to the post-acquisition of the operations of L3H MT, including the fact that the combined company will continue to face the same risks that CAE currently faces, but would also face increased risks relating to increasing Defence business and operations, dependence on U.S. Government contracts for a significant portion of revenue, which are often only partially funded, subject to immediate termination and heavily regulated and audited, U.S. Government’s budget deficit and national debt, fixed-price contracts, ability to successfully obtain export licenses, reliance on subcontractors, uncertain economic conditions in the markets L3H MT participates in, government investigations, and liability risks that may not be covered by indemnity or insurance. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or the L3H MT business. The completion of the L3H MT acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the L3H MT acquisition will be completed. There can also be no assurance that if the L3H MT acquisition is completed, the strategic and financial benefits expected to result from the L3H MT acquisition will be realized. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information in the Business risk and uncertainty section of the MD&A. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

CAE Financial Report 2021 I 5

Management’s Discussion and Analysis

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this report are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, no material financial, operational or competitive consequences from changes in regulations affecting our business, the satisfaction of all closing conditions of the L3H MT acquisition, including receipt of all regulatory approvals in a timely manner and on terms acceptable to CAE, our ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition, the ability of CAE to opportunistically access the capital markets before or after the L3H MT acquisition closing and absence of material change in market conditions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this report, refer to “Business Risk and Uncertainty” in this report. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this report and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

3.     ABOUT CAE
3.1       Who we are
CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission
To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision
To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.
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Management’s Discussion and Analysis

3.4       Our strategy
CAE's eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology enabled services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end‑to‑end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. We believe significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we believe we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of recurring revenue is largely driven by our customers' ongoing training, operational support requirements and our ability to assist them with these critical activities. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer and help our defence forces maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

CAE Financial Report 2021 I 7

Management’s Discussion and Analysis

3.5       Our operations
We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

IMPACT OF THE COVID-19 PANDEMIC
In late December 2019, a novel coronavirus (SARS-CoV-2/COVID-19) was identified and cases subsequently confirmed in multiple countries throughout the world. The outbreak was declared a Public Health Emergency of International Concern on January 30, 2020 and was subsequently categorized as a pandemic by the World Health Organization (WHO) on March 11, 2020. The outbreak of the COVID-19 pandemic has resulted in governments and businesses worldwide adopting emergency measures to combat the spread of the virus while seeking to maintain essential services. These measures have included, without limitation, travel bans, border restrictions, lockdown protocols and self-isolation measures.

COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel. These measures and conditions have adversely affected, and are expected to continue to adversely affect, our business and financial results, for at least as long as the measures adopted in response to the COVID-19 pandemic remain in place or are re-introduced.

The COVID-19 pandemic started impacting several operational locations and markets in January and February in Asia, and through the rest of the world in March 2020. The impacts widened in April, and although some recoveries were experienced starting in June, especially in our business aviation training business, we remain operating at significantly lower levels than the prior year. The global roll-out of vaccines to combat COVID-19 is encouraging, as evidenced by the increased TSA checkpoint travel throughput in the U.S., which has recovered to approximately 63% of calendar 2019 levels by the end of March 2021. Additionally, the commercial flight activity has shown an increase at the end of the fourth quarter of fiscal 2021 compared to earlier in the year with flight hours approximately 44% lower than the March 2019 average compared to 80% lower at the end of the fourth quarter last year. These two increases are driven mainly by domestic flights in the U.S. as international travel restrictions continue. While encouraging, renewed quarantine measures and border restrictions to contain the spread of the virus have contributed to industry expectations for a potentially more protracted recovery period for commercial air travel, particularly for cross-border and transcontinental operations. As such, several of our customers are continuing to face significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where commercial airlines are experiencing significant financial challenges, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customers’ acquisition priorities. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic.

Impacts to CAE's operations
Civil Aviation
Pilot, maintenance and cabin crew training is an essential service and critical to maintaining our customers' operations, however, with the global airline industry facing a severe and abrupt drop in air passenger travel and with airlines and business jet operators having to ground many aircraft and furlough employees, we have experienced a significant drop in demand for our training services. Reduction in demand combined with public directives resulted in more than half of our civil aviation training locations suspending operations or operating at significantly reduced capacity at our lowest point in April 2020. By the end of June 2020, all previously closed training locations had re‑opened at full or reduced capacities, and opening hours gradually resumed to normal. We continue to operate on an adaptive basis and in accordance with the local COVID-19 situation and government protocols, accordingly certain training locations curtailed operating activities temporarily throughout the fiscal year as local authorities implemented measures to contain the spread of COVID-19. In addition to disruptions to our civil training centre network, under public directives, we also had to suspend most manufacturing operations of civil simulator products starting on March 25, 2020; with gradual recommencement of manufacturing operations in May 2020.

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Management’s Discussion and Analysis

Reductions in domestic and international passenger demand have severely impacted the aviation industry. For calendar 2020, passenger traffic decreased by 66% compared to calendar 2019. For the first three months of calendar 2021, passenger traffic decreased by 62% compared to the first three months of calendar 2020. As per the International Air Transport Association's (IATA) latest forecast issued April 21, 2021, they predict that, for the year, domestic and international passenger demand is expected to be 43% of calendar 2019 pre-COVID levels, which would be a 26% improvement over calendar 2020, however IATA still expects passenger traffic to recover to 2019 levels by calendar 2024. As a result, our commercial airline customers are deferring initial training for new pilots and in some cases, airlines sought temporary deferrals of pilot recurrent training requirements from local authorities. In business aviation, while activity was also reduced due to self-isolation measures, travel bans, border restrictions and lockdown protocols, we have seen gradual recovery in training utilization throughout the fiscal year. Since the end of the first quarter of fiscal 2021, business jet traffic has shown improvements from the April lows with the U.S. Federal Aviation Administration (FAA) reporting a year‑over‑year increase of 47% for the total number of business jet flights for the month of March 2021 compared to a decline of 75% for the month of April 2020, respectively. Similarly, Eurocontrol, the European Organisation for the Safety of Air Navigation, reported a year-over-year increase of 23% in March 2021 compared to a decline of 71% in April 2020. To preserve resources, airlines are also deferring new aircraft deliveries, planning early retirements for certain aircraft fleet types and seeking financial help from local governments. This will likely result in lower simulator orders when compared to the pre-pandemic period and some impacts on the timing of the delivery of our current backlog. Additionally, we have reassessed certain estimated contract values included in our Civil training backlog, resulting in a negative backlog adjustment of approximately $600 million recorded throughout the year, to reflect the change in estimates of our customers' training requirements during the downturn caused by the COVID-19 pandemic. CAE continues to work closely with our customers to monitor the situation and support their needs.

As the market continues to recover, the financial impact from the decreased training utilization, production slowdown, reduced orders and deliveries and other disruptions is expected to continue to negatively impact the operations and financial performance of the upcoming fiscal year when compared to pre-pandemic levels. However, with the increase of commercial and business traffic, the upcoming fiscal year should show improvements compared to fiscal 2021, but the resumption of our recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume.

Defence and Security
While the COVID-19 pandemic has severely impacted all sectors of society, governments have reaffirmed the critical role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base. In countries where we have significant operations, most of those governments have classified the defence market as an essential service and determined that some level of training must continue to meet readiness requirements in support of national security. Consequently, almost all of the sites where we provide services are operational with most back to full or near-full capacity. Manufacturing operations for defence simulator products have continued during the pandemic, however, timing of execution and deliveries have been disrupted by mobility limitations and client access restrictions.

Despite some of the mitigating initiatives taken by governments, there have been and continues to be negative implications on CAE’s defence business segment due to the pandemic. We have a range of programs with defence and OEM customers globally that have experienced project advancement delays due to travel bans, border restrictions, client access restrictions and supply chain disruptions. Some of the required progress and acceptance testing has continued with virtual meetings and remote work procedures, but delays have impacted some key milestones and on-site upgrade work, thus negatively affecting revenue and operating profit. In addition, the level of fiscal stimulus by governments worldwide to counter the economic fallout of the COVID-19 pandemic may lead to increased pressures on defence spending. In the Middle East, CAE’s customers are currently contending with the negative impacts of the pandemic and lower oil prices, which is currently slowing the rate of progress on existing CAE programs and the awarding of new ones from our pipeline. We have also experienced delays in the awarding of new contracts due to reduced bandwidth within government procurement agencies as well as government authorities following directives in their respective countries to shelter‑in‑place and eliminate travel. These delays are continuing to impact order intake and, although we were awarded several strategic contracts this fiscal year, we expect the already lengthy defence procurement processes to result in ongoing delays in the awarding of additional contracts until travel bans, access restrictions and quarantine measures can be safely removed and normal customer engagement activities resume, which will affect the rate at which orders can be converted to revenue for the upcoming fiscal year.

Healthcare
In Healthcare, a large contingent of the market for simulation products are medical and nursing schools who have also come under lockdown protocols, which has negatively affected our ability to conclude contracts and to deliver on existing orders. To accommodate our customers and offer remote education options, CAE Healthcare provided new tools and training on how to implement distance learning with our solutions, and we developed a transformative clinical learning platform with a virtual patient, virtual medical equipment and Simulated Clinical Experience (SCEs) for teaching. We offered new remote learning tools for clinical educators within our LearningSpace centre management solution, including a virtual examination room. In the hospital market, our customers continue to be focused on managing the acute operational demands of this healthcare crisis rather than focusing on their training needs, which resulted in less focus and budget for normal operations and training projects. Manufacturing operations for healthcare products also continued during the pandemic.

CAE Financial Report 2021 I 9

Management’s Discussion and Analysis

To provide support during the COVID-19 pandemic, our engineers and scientists have designed an easy-to-use, maintainable, easy‑to-manufacture ventilator to provide life support to patients in intensive care. In April 2020, CAE was selected by the Canadian government to design and manufacture CAE Air1 ventilators, and deliveries were completed in the fourth quarter of fiscal 2021. We continue to find ways to contribute in the fight against COVID-19 and offer solutions that enhance safety, such as the contract with PYURE to develop, assemble and distribute air sanitizers that was announced in February 2021. Furthermore, CAE played a pivotal role to help the Quebec government in accelerating mass vaccination against COVID-19 and reducing the pressure on the healthcare system by initiating an effort to create workplace vaccination hubs in Quebec, with CAE's COVID-19 Vaccination Centre opening in April 2021. We have also provided complimentary training seminars on how to prepare healthcare workers in the fight against COVID-19. The CAE team launched simulation-based training solutions, both web and hardware based, to train personnel in the safe practice of ventilation and intubation, which is key to saving lives.

You will find more details on the financial impacts of COVID-19 on our businesses in Results by segment.

Measures to bolster liquidity and mitigate the impacts to our business
To address the negative impact of COVID-19, CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic to attenuate the impact on our employees, to ensure we preserve the necessary liquidity through this downturn and to ensure that we will be in a position of strength to serve our customers when the markets begin to recover from this pandemic. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE and to implement necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety, supporting customers’ critical operations and ensuring business continuity.

Throughout the year, we operated with several flexible measures implemented to protect our financial position, preserve liquidity and reduce operating costs, including the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, temporary salary reductions in the first half of fiscal 2021, reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan, obtaining payment deferrals on certain government royalty and R&D obligations, as well as applying for government support programs where eligible. At the same time, we have taken initiatives to renegotiate contracts with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms. In the first quarter of fiscal 2021, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and we increased our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide access to additional liquidity and further strengthen our financial position. We have also successfully completed two equity offerings and a private placement of subscription receipts allowing us to complete certain strategic transactions and expand our position in the markets we serve.

Total available liquidity as at March 31, 2021 was approximately $2.7 billion, including $926.1 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program. We believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash generated from our operations will be sufficient to provide liquidity for our operations over the foreseeable future. As at March 31, 2021, we had a higher cash and cash equivalents balance on hand from recent equity issuances, these proceeds will be used to fund the proposed L3H MT acquisition that was recently announced and other growth investments in our pipeline.

To minimize the impact on employees through this difficult period, CAE has accessed government emergency relief measures and wage subsidy programs available around the world including the CEWS program. CAE was eligible for the CEWS subsidy program throughout fiscal 2021, which allowed us to recall employees previously placed on furlough or reduced work weeks. The wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. The Government of Canada has proposed to extend the CEWS program to September 2021, although continuation in the program is subject to meeting the eligibility requirements and the conditions of the program. Additionally, the subsidy amounts available to CAE are expected to be significantly less in the upcoming fiscal year due to changes announced to date. Although these subsidies have added to our liquidity, we have carried higher operating costs than we otherwise would have absent these subsidies as a result of revoking some of our initial cost saving measures and additional costs incurred. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

In August 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services. These measures also include the introduction and acceleration of new digitally enhanced processes. As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which has been carried out throughout fiscal 2021 and will continue into fiscal 2022. We expect to realize annual recurring cost savings ramping up to approximately $65 to $70 million by the end of fiscal 2022. We started executing the restructuring program in the second quarter of fiscal 2021 and have incurred $124.0 million of restructuring, integration and acquisition costs as at March 31, 2021.

10 I CAE Financial Report 2021

Management’s Discussion and Analysis

Resiliency of CAE's business
We entered this pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We are a highly agile organization and we have taken decisive yet flexible actions to help protect our people and operations over the short-term. Our world class operational and functional processes, best-in-class global supply chain, broad global footprint and short prototype-to-production cycle time underscore our unique capabilities. Together, we believe this gives us the necessary agility to resume long-term growth when global air travel fully recovers.

In Civil aviation, training is highly regulated, and for pilots to remain active and to continue to hold their certifications, they must train regularly to demonstrate proficiency, usually every six to nine months. While training activities related to growth of the global pilot population and movements of pilots to new positions, have been curtailed significantly, recurrent training to maintain certification is non‑discretionary. To adapt to these new circumstances, we have already introduced new virtual service offerings to support our customers such as obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations and remote support for the installation, acceptance and qualification of full-flight simulators. We believe our capacity to adapt and the increasing need for airlines to come up with cost containment measures as a result of this pandemic could act as a catalyst for potential customers who may come to realize the benefits of outsourcing their training needs to CAE as a means to reduce their in-house training costs. Another important contributor to our resiliency is the solid backlog of Civil full-flight simulator orders, which have been pre-funded by customer deposits and progress payments. While we received some requests for deferrals, full-flight simulator order cancellations are not common given the capital customers have deployed and since the orders are closely linked to airline operational requirements. During the second half of the fiscal year, we closed three acquisitions within the Civil aviation market demonstrating that we are focused on deploying the capital we recently raised to bolster our position and expand our addressable markets, our global customer base and our suite of solutions for our aviation customers during this unprecedented period of disruption.

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. In the short-term, we estimate that approximately 27,000 of these new professional pilots are expected to be needed starting in late calendar 2021.

For Defence, governments recognize the critical importance of national defence and have been proactive in implementing measures to maintain and protect the defence industry and its suppliers, evidenced by many governments who are using defence programs as a mechanism to maintain and stimulate the economy. For example, countries such as Canada, the United Kingdom and Australia have implemented measures such as accelerated payments to support supplier cash flows on existing programs. This, combined with our Defence backlog, provides an additional layer of diversification for our business. We have also demonstrated during the fiscal year our ability to adapt in these challenging circumstances with, for example, the delivery and installation of a new NH90 flight training device to the Royal New Zealand Air Force (RNZAF) which was commissioned using local staff supported virtually and remotely by CAE personnel in Canada and Australia. In fact, we were recognized as the winner of the 2020 New Zealand Minister of Defence Award of Excellence to Industry in the Provision of Product or Service category for the delivery and installation of this NH90 helicopter simulator during the pandemic. Also, during the fourth quarter of fiscal 2021 we announced our proposed acquisition of L3H MT, which represents the largest acquisition in CAE’s history and demonstrates our focus on bolstering and expanding CAE’s position in all the markets we serve. Once completed, the acquisition will enable us to add new customers, experience on new platforms and build our depth of expertise to address all defence domains – air, land, maritime, space and cyber – as well as support our expansion into adjacent markets such as mission and operations support.

We see future opportunities arising in the Healthcare business including our new digital and virtual learning products, COVID-19 related training solutions, and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations such as the International Nursing Association of Clinical Simulation and Learning (INACSL) and the Society for Simulation in Healthcare (SSH) who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of this pandemic. On this topic, starting in April 2020, we launched a series of Simulation Debrief podcasts featuring pioneers and experts in the field discussing the future of healthcare simulation. Our goal is to provide the highest quality training experience by offering innovative clinical learning solutions that can be quickly and easily implemented within today’s healthcare education environment. As a testament to Healthcare's innovation, our adaptive Ventilator Reskilling Course won both the Emergency Medical Services (EMS) World Innovation Award and Attendees’ Choice Award at the annual EMS World conference.

CAE Financial Report 2021 I 11

Management’s Discussion and Analysis

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end to end digitally-enabled crew management, training operations solutions and optimization software.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 317 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, CAE operates the largest ab initio flight training network in the world and has over 20 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide. And in crew management, CAE provides robust crew operations and optimization software, helping airlines and business aircraft operators make optimal data-driven decisions.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, in response to the recent clearing from the FAA, European Aviation Safety Agency (EASA) and other National Aviation Authorities across the globe for its return to flight and following Boeing's recommendation that all 737 MAX pilots undergo training in a simulator prior to flying the aircraft, CAE is supporting operators around the world with 737 MAX simulators, updated with the latest software package from Boeing, including five 737 MAX simulators installed at our training centres in Toronto, Dallas, Dubai and Singapore. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe CAE’s Civil Aviation Training Solutions segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.2 billion, and headroom for growth.

Market drivers
Demand for training solutions in the civil aviation market is driven by the following:
–Pilot training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Demand for trained aviation professionals.

Profitability drivers
We believe profitability drivers for CAE’s civil aviation market include the following:
–Favourable business mix drivers, including large market headroom in training services;
–Potential to increase the ratio of wet versus dry training in commercial training;
–Expansion of operational support offering by using advanced analytics, software solutions and digital technology to enhance our value offering across the whole organization;
–Operational excellence programs expected to realize significant annual recurring cost savings;
–Training outsourcing and partnerships.

Pilot training and industry regulations
Civil aviation training is a largely recurring business driven by a highly-regulated environment through global and domestic standards for pilot licensing and certification, amongst other regulatory requirements. These recurring training requirements are mandatory and are regulated by national and international aviation regulatory authorities such as the International Civil Aviation Organization, EASA, and the FAA.

2 Non-GAAP and other financial measures (see Section 3.7).
12 I CAE Financial Report 2021

Management’s Discussion and Analysis

In recent years, pilot certification processes and regulatory requirements have become increasingly stringent. Simulation-based pilot certification training is taking on a greater role internationally with the Multi-Crew Pilot License (MPL), with the Airline Transport Pilot certification requirements in the U.S. and with Upset Prevention and Recovery Training (UPRT) requirements mandated by both EASA and the FAA.

Safety and efficiency imperatives of commercial airlines and business aircraft operators
The commercial airline industry is competitive, requiring operators to continuously pursue operational excellence and efficiency initiatives to achieve satisfactory returns while continuing to maintain the highest safety standards and the confidence of air travelers. Airlines are finding it increasingly more effective to seek expertise in training from trusted partners such as CAE to address growing efficiency gaps, pilot capability gaps, evolving regulatory and training environments, and on-going aircraft programs. Partnering with a training provider like CAE gives airlines immediate access to a world-wide fleet of simulators, courses, programs and instruction capabilities, and allows them flexibility in pursuing aircraft fleet options that suit their business.

Our newest innovation in pilot training systems, CAE Rise™, is well positioned to elevate the pilot training experience. Backed by industry‑leading technology, this system enables instructors to deliver training in accordance with airlines’ Standard Operating Procedures and enables instructors to objectively assess pilot competencies using live data during training sessions. Furthermore, CAE Rise™ augments instructors’ capability to identify pilot proficiency gaps and evolve airline training programs to the most advanced aviation safety standards, including Advanced Qualification Program and Evidence Based Training methodologies.

Expected long-term secular global growth in air travel
The secular growth in air travel results in long-term demand for flight, cabin, maintenance and ground personnel, which in turn drives demand for training solutions.

In the short-term, as airlines adjust their fleets to accommodate demand for air travel, we anticipate some measure of pent up training demand as pilots are reassigned to different aircraft types in accordance with their seniority.

Looking ahead, once travel restrictions and lockdown protocols are lifted and as worldwide demand for air travel regains strength, both the commercial and business aviation industries are expected to level out and return to growth over the medium to long-term due to demand recovery combined with the introduction of new aircraft models and technologies and the need for innovative solutions to drive greater operational efficiency.

Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft
As an integrated training solutions provider, our long-term growth is closely tied to the active commercial and business aircraft fleet. Short and medium-term growth in aircraft fleets will experience pressure as airlines realign fleet capacity to meet new demand levels and OEMs reduced production.

Major business jet OEMs are continuing with plans to introduce a variety of new aircraft models in the upcoming years including Dassault's Falcon 6X and Gulfstream’s G700.

Our business aviation training network, comprehensive suite of training programs, key long-term OEM partnerships and ongoing network investments, position us well to effectively address the training demand arising from the entry-into-service of these new aircraft programs.

Our strong competitive moat in the aviation market, as defined by our extensive global training network, best-in-class instructors, comprehensive training programs and strength in training partnerships with airlines and business aircraft operators, allows us to effectively address training needs that arise from a growing active fleet of aircraft.

We are well positioned to leverage our technology leadership and expertise, including CAE 7000XR Series FFSs, CAE 400XR, 500XR, and 600XR Series Flight Training Devices and CAE Simfinity™ ground school solutions, in delivering training equipment solutions that address the growing training needs of airlines, business jet operators, and helicopter operators.

Demand for trained aviation professionals
Demand for trained aviation professionals is driven by air traffic growth, pilot retirements and by the number of aircraft deliveries. As global economies and airlines resume expansion following the COVID-19 pandemic disruption, we are well positioned in the training services market to address the training requirements of airline customers.

CAE Financial Report 2021 I 13

Management’s Discussion and Analysis

DEFENCE AND SECURITY MARKET
We are a training and mission support solutions provider for defence forces across multi-domain operations, and for government organizations responsible for public safety.

We are adapting our Defence and Security business to confront the realities our customers are facing and aligning the business so that we are best positioned to address the needs of our defence and security customers. First and foremost is the shift in the nature of warfare for the United States and its allies from focusing on an asymmetric, counterterrorism engagement to the need to prepare for a near-peer threat across multi-domain operations – air, land, maritime, space and cyber. This shift, combined with the budget challenges that will be manifested because of higher deficits, will push more training towards cost-effective virtual environments. In addition, these immersive virtual and synthetic environments will become much more prevalent as the only way for defence forces to “train like they fight” across multi-domain operations.

To address the market requirements, we have established a clear strategy for the Defence and Security business unit that outlines the strategic imperatives we are focusing on. We are aligning to the U.S. National Defense Strategy that demands training and readiness across multi-domain operations, developing strategic partnerships on next-generation platforms, expanding and extending our addressable markets, and positioning to pursue larger opportunities globally. Our proposed acquisition of L3H MT is expected to accelerate our strategy and capability for each of these strategic imperatives.

We are a global leader in the development and delivery of training and mission support solutions for defence forces. Increasingly, we are focused on digital technologies and data-driven solutions that help our defence customers plan, prepare and analyze to enhance performance and make better decisions across multi-domain operations. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. While militaries will always do some level of live training exercises, we believe there will be an increasing reliance on immersive synthetic environments and virtual training in order to prepare for the peer versus peer threat across multi-domain operations. Importantly, these immersive synthetic environments will also be used for mission and operational support by enabling course of action analysis and decision support.

Training Solutions
We are a platform-agnostic training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. With our proposed acquisition of L3H MT, we aim to solidify our leadership in the air domain, augment our capabilities in land and maritime, and establish an entrée to space and cyber. Our expertise in training, which is expected to be further enhanced by our proposed acquisition of L3H MT, spans a broad variety of aircraft, including fighters, bombers, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems. We are continuing to leverage our training systems integration capabilities in the maritime domain to provide training solutions, as evidenced by the program to provide the United Arab Emirates Navy with a comprehensive Naval Training Centre. Our proposed acquisition of L3H MT is expected to bring experience on submarine training to complement CAE’s existing experience on surface ship training. We offer training solutions for land forces, including a range of driver, gunnery and maintenance trainers for tanks and armoured fighting vehicles as well as constructive simulation for command and staff training. The proposed acquisition of L3H MT, once completed, will bring an entrée into the space domain, as evidenced by their position on the Ground Based Strategic Deterrent program for the U.S. Air Force, as well as additional cyber capabilities through programs such as the U.S. Air Force’s Simulator Common Architecture Requirements and Standards (SCARS).

As a training systems integrator, we can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost‑effectively maintain and enhance safety, efficiency, and readiness. We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government‑owned government-operated; government-owned contractor‑operated; or contractor-owned contractor‑operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics.

We have delivered simulation products and training services to approximately 60 defence forces in over 50 countries. We provide training support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 100 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada, the International Flight Training School (IFTS) in Italy, a joint venture between CAE and Leonardo, and the Army Fixed-Wing Flight Training programs in the U.S., as we help our customers achieve an optimal balance across their training enterprise.

Mission and Operational Support Solutions
Increasingly, we are engaged with defence customers to leverage synthetic environments and digital immersion technologies to provide a range of mission support solutions, including analytics and systems engineering, decision support and staff augmentation. For example, we are part of the development of a Single Synthetic Environment for the United Kingdom’s Strategic Command, the major organization of the British Armed Forces responsible for leading integration across all domains — cyber, space, maritime, land and air. We are continuing to expand and extend our addressable market into mission and operational support as we leverage our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis and operational decision support.

14 I CAE Financial Report 2021

Management’s Discussion and Analysis

We believe CAE’s Defence & Security business unit is positioned as the partner of choice for training and operational support across multi-domain operations and is focused on becoming a global leader in digitally immersive training and operational support solutions. We estimate our addressable Defence market opportunity across all five operational domains to be approximately $14 billion with the largest opportunity still remaining in the air domain where CAE is the platform‑agnostic leader, a position which is expected to be further solidified with the proposed acquisition of L3H MT.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Defence budgets;
–Installed base of enduring defence platforms and new customers;
–Attractiveness of outsourcing training, maintenance and operational support services;
–Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;
–Desire to integrate training systems to achieve efficiencies and mission readiness;
–Need for synthetic environments to conduct complex and integrated multi-domain exercises;
–Desire of governments and defence forces to increase the use of synthetic environments for training, planning, analysis and decision support;
–Adoption of new and innovative digital technologies for training;
–Relationships with OEMs for simulation and training.

Profitability drivers
We believe profitability drivers for CAE’s defence and security market include the following:
–Increasing mix of international business opportunities, including foreign military sales (FMS);
–Operational focus on improving contracting, sub-contracting and program delivery quality processes;
–Expansion of mission and operational support offering by using advanced analytics and synthetic environment software solutions;
–Operational excellence programs expected to realize significant annual recurring cost savings.

Defence budgets
Despite the COVID-19 pandemic impacting most of calendar 2020, the International Institute for Strategic Studies estimates global defence spending at more than US$1.8 trillion during calendar 2020, an increase of 3.9% over calendar 2019 and a record high to date. The U.S. continued to pace global defence spending at approximately 40% of this total amount. In addition, defence spending among the 30 members of NATO grew for the sixth consecutive year and now 10 NATO members meet the defence spending threshold of two percent of their Gross Domestic Product. With the U.S., NATO, and allied nations continuing to confront the immediate challenges posed by security threats and pivoting to being prepared for a near-peer threat across multi-domain operations, defence budgets are expected to remain largely stable over the next year. According to Deloitte's 2021 aerospace and defence industry outlook, global defence spending is expected to grow about 2.8% in calendar 2021. The fiscal pressures due to COVID-19 and a potential need to reverse current levels of deficit spending, though, could impact global defence budgets from calendar 2022 onward. However, training is fundamental for defence forces to achieve and maintain mission readiness and budget pressures will push more training into the more cost-effective virtual environment, thus creating increased opportunities for CAE’s products, services and digital capabilities.

Installed base of enduring defence platforms and new customers
CAE generates a high degree of recurring business from its strong position on enduring platforms, including long-term services contracts. Most defence forces in mature markets are required to maximize use of their existing platforms. Upgrades, updates, and life extension programs allow defence forces to leverage existing assets while creating a range of opportunities for simulator upgrades and training support services. Given our extensive installed base of simulators worldwide, our prime contractor position on programs such as the U.S. Air Force (USAF) KC-135 Training System and C-130H Aircrew Training System, and our experience on key enduring platforms, we are well-positioned for recurring product upgrades or updates as well as maintenance and support services. In addition, there is strong demand for enduring platforms such as the C-130, P-8, C295, MH-60R, NH90 and MQ-9 in global defence markets, thus creating opportunities to provide new training systems and services for platforms where CAE has significant experience. The proposed acquisition of L3H MT is expected to further enhance CAE’s installed base of enduring platforms, such as the training systems for the F-16 fighter.

Attractiveness of outsourcing training, maintenance and operational support services
Another driver for CAE’s expertise and capabilities is the efficiency gained by our customers from outsourcing training and support services. Defence forces and governments continue to find ways to maximize efficiency and enhance readiness, which includes allowing active‑duty personnel to focus on operational requirements. There has been a growing trend among defence forces to consider outsourcing a variety of training and operational support services and we expect this trend to continue, which aligns directly with our strategy to grow long‑term, recurring services business. We believe governments will increasingly look to industry for training and operational support solutions to achieve faster delivery, lower capital investment requirements, and for support required to meet the demand for producing aircrews and achieve desired readiness levels. For example, we are delivering fixed-wing flight training to the U.S. Army at the CAE Dothan Training Center in Dothan, Alabama. At this training centre, we offer comprehensive classroom, simulator and live-flying training and we believe this type of training service delivery program will become increasingly attractive to defence forces globally.

CAE Financial Report 2021 I 15

Management’s Discussion and Analysis

Pilot and aircrew recruitment, training and retention challenges faced by militaries globally
The COVID-19 pandemic has introduced uncertainty across the commercial aviation landscape. This demand from the civil and business aviation sector has a direct impact on the recruitment, training and retention of military pilots. For example, the USAF has acknowledged that the pandemic’s impact on the commercial airline industry has meant pilot retention improved during 2020, but the USAF is still preparing for a future where retention is challenged as the economy comes back. The challenge has led to militaries looking at numerous initiatives designed to address the future potential pilot shortage, including initiatives specifically related to training such as the U.S. Air Force Pilot Training Transformation project. Militaries are considering further outsourcing as well as adopting new technologies that help make pilot training more streamlined and efficient, which will create opportunities for CAE’s products, services and solutions.

Desire to integrate training systems to achieve efficiencies and mission readiness
Global tensions and the pivot to preparing for a near-peer threat combined with limited personnel and budget pressures have prompted defence forces around the world to seek reliable partners who can help develop, manage and deliver the training systems required to support today’s complex platforms and multi-domain operations. Increasingly, defence forces are considering a more integrated and holistic approach to training across all the battlespace domains – air, land, maritime, space and cyber. To help manage the complexities and challenges, many training programs are calling for industry partners to help design and manage a total training system. Our approach has positioned us globally as a platform-agnostic training and mission systems integrator. The overall intent for defence forces is to maximize commonality for increased efficiencies, cost savings, and most importantly, enhanced capability for mission preparedness. This will continue to take on added relevance as the United States and its allies pivot to preparing for a near‑peer adversary, which will require integrated and immersive training across multi-domain operations. As a training systems integrator, we address the overall training enterprise to deliver comprehensive solutions, from platform-centric individual training all the way through to operational, multi-service and multi-domain mission training.

Need for synthetic environments to conduct complex and integrated multi-domain exercises
There is a growing trend among defence forces to use synthetic training to meet more of their mission training requirements, and to integrate and network various training systems so military forces can train in a virtual world. Simulation-based technology solutions enable defence customers to plan sophisticated missions and carry out full-mission rehearsals in a synthetic environment as a complement to traditional live training for mission preparation. Allies are cooperating and creating joint and coalition forces, which are driving the demand for networked training and operations. Training devices that can be networked to train different crews and allow for networked training across a range of platforms are increasingly important as the desire to conduct mission rehearsal exercises in a synthetic environment increases. For example, we are part of the team selected to support the U.S. Air Force SCARS program, which will see the USAF lay the foundation for networking more than 50 different platforms to enable virtual training across multi-domain operations in a cybersecure environment. We are strong proponents of open, standard simulation architectures, such as the Open Geospatial Consortium Common Database, to better enable integrated and networked mission training.

Desire of governments and defence forces to increase the use of synthetic environments for training, planning, analysis and decision support
One of the underlying drivers for our expertise and capabilities is the increasing use of synthetic training throughout the defence community. More defence forces and governments are increasingly adopting synthetic environments for a greater percentage of their overall approach because it improves training effectiveness, reduces operational demands on platforms, lowers risk compared to operating actual platforms and significantly lowers costs. Synthetic environments offer defence forces a cost-effective way to provide a realistic environment for a wide variety of scenarios while contributing to preparedness and readiness. The higher cost of live activities, the desire to save platforms for operational use, and the advanced simulation technologies delivering more realism are several factors prompting a greater adoption of the use of synthetic environments for training. At the same time, these digitally immersive synthetic environments, when combined with artificial intelligence and cloud computing, can provide a tool for planning, course of action analysis, and mission support. For example, the UK Single Synthetic Environment technology demonstrator aims to create a digital twin with the scale and complexity necessary to provide the UK Strategic Command with a tool for operational planning and decision support.

Adoption of new and innovative mediums of training
Militaries are beginning to adopt a range of new technologies that will transform how defence forces train. These new technologies include immersive training devices connected to a digital ecosystem using a combination of virtual reality, artificial intelligence and machine learning as part of the training continuum. For example, the U.S. Air Force’s Pilot Training Transformation initiative is doing exactly this as they completely transform undergraduate pilot training in an effort to accelerate the production of pilots. CAE is part of the U.S. Air Force’s Pilot Training Transformation program and will provide elements of the CAE Trax Academy. Specifically, CAE has the responsibility for developing and delivering the learning management system that will monitor the competencies that the students learn, adapt the learning to individual student pilots, and manage the overall training process. Digital innovations such as the CAE Trax Academy integrate virtual-reality enhanced courseware, artificial intelligence virtual coaching, mixed reality capabilities and big data analytics to deliver a comprehensive training continuum for military student pilots. The growing adoption of new digital technologies and innovations for training will drive opportunities for CAE’s offerings.

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Management’s Discussion and Analysis

Relationships with OEMs for simulation and training
We are an important partner to OEMs because of our experience, global presence, and innovative technologies. We partner with manufacturers in the defence and security market to strengthen relationships and position for future opportunities. OEMs have introduced new platforms and continue to upgrade and extend the life of existing platforms, which drives worldwide demand for training systems. For example, Boeing has developed the P-8 maritime patrol aircraft and has subcontracted CAE to design and develop P-8 operational flight trainers for the U.S. Navy and other international customers. Boeing continues to market the P-8 internationally, which will create further opportunities for us. Other examples of our relationships with OEMs on specific platforms creating opportunities for training systems include Airbus Defence & Space on the C295, which is being delivered to the Royal Canadian Air Force for the Fixed-Wing Search and Rescue program; Leonardo on the M-346 lead-in fighter trainer; Lockheed Martin on the C-130J Super Hercules transport aircraft, which continues to be acquired by several branches of the USAF as well as international militaries; and General Atomics on the Predator family of remotely piloted aircraft. We are also part of Team Seahawk in partnership with the U.S. Navy and companies such as Lockheed Martin/Sikorsky which is offering the MH-60R helicopter under the foreign military sales program to international customers.

HEALTHCARE MARKET
We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. We see the healthcare simulation market is expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer one of the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curriculum for simulation‑based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions. For example, our high-fidelity childbirth simulator, CAE Lucina, was designed to offer exceptional realism for simulated scenarios of both normal deliveries and rare maternal emergencies. During the last two years, we continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry's most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, respiratory therapists, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 200 Learning Modules and over 3,500 SCE courseware packages for our customers across all of our platforms.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology (MOCA) and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

We believe CAE’s Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

CAE Financial Report 2021 I 17

Management’s Discussion and Analysis

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Limited access to live patients during training;
–Medical and mixed reality technology revolution;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Refocus on disaster preparedness, alongside chronic shortage of medical professionals;
–Growing emphasis on patient safety and outcomes.

Limited access to live patients during training
Traditionally, medical education has been an apprenticeship model in which students care for patients under the supervision of more experienced staff. In this model, students have limited access to high-risk procedures, rare complications and critical decision‑making skills. The use of simulation in professional training programs complements traditional learning and allows students to hone their clinical and critical thinking skills for high risk, low frequency events. In 2014, the U.S. National Council of State Boards of Nursing (NCSBN) released a ground-breaking study on the effectiveness of simulation training in pre-licensure nursing programs. Among the findings, nursing students who spent up to 50 percent of clinical hours in high‑quality simulation were as well-prepared for professional practice as those whose experiences were drawn from traditional clinical practice. The NCSBN's national simulation guidelines, which are still in use today, highlight the need for nursing education programs to increase the use of simulation training. Nursing Regulatory Bodies have begun to evaluate the substitution of simulation instead of live clinical practice based on these guidelines to create effective simulated clinical experiences. In the U.K., the Nursing and Midwifery Council announced in April 2018 that it has lifted the cap on the number of hours nursing students can spend in simulation-based training in place of clinical hours. In addition, during the COVID-19 pandemic, SSH and INACSL called for more flexibility in replacing required clinical training hours for health science students with simulation hours, emphasizing that virtual simulation is an effective teaching method that results in improved student learning outcomes. State boards of nursing have begun to change requirements to help ensure that learners and new graduates can continue their education and would be ready to enter the workforce.

Simulation provides consistent, repeatable training and exposure to a broader range of patients and scenarios than one may experience in normal clinical practice. As an example, our CAE Vimedix ultrasound simulator offers more than 200 patient pathologies for cardiac, emergency and obstetrics and gynaecology medicine. The training and education model is evolving, as evidenced by 22 NATO countries prohibiting the use of live animals in military medical training. CAE Healthcare simulators provide a low-risk alternative for practicing life-saving procedures, inter-professional team training and major disaster response.

Medical and mixed reality technology revolution
Advancements in medical technology are driving the use of simulation and greater acceptance of remote and virtual delivery methods. New medical devices and advanced procedures, such as intra‑cardiac echocardiography, cardiac assist devices, and mechanical ventilation enhancements, require advanced training solutions, such as simulation, for internal product development and customer training. Regulatory and certification agencies are increasingly stringent in requesting that clinicians be trained before adopting new disruptive technologies, an undertaking for which simulation is well suited. As a training partner of choice with leading OEMs, we continue to collaborate to deliver innovative and custom training for the introduction of new interventional procedures. We were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market and, in January 2020, we released multiple HoloLens 2 applications which will integrate holographic, modeled physiology into our emergency care, ultrasound and childbirth simulators that allow learners to envision human anatomy.

Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors
The majority of product and service sales in healthcare simulation involve healthcare education. Together with our global distribution network, we are reaching new and emerging markets and addressing the international demand potential for simulation-based training. CAE segments the healthcare simulation market by virtual, augmented and mixed reality simulators, high-fidelity patient simulators, interventional simulators, task trainers, ultrasound simulators, audiovisual and simulation centre management solutions, simulated clinical environments and training services. There is a growing body of evidence demonstrating that medical simulation improves clinical competency, patient outcomes and reduces medical errors, which can help mitigate the rate of increase in healthcare costs. Healthcare is expected to become increasingly relevant in a world more acutely aware of the benefits of healthcare simulation and training to help save lives at a steady state and in a healthcare crisis.

Refocus on disaster preparedness, alongside chronic shortage of medical professionals
The COVID-19 pandemic has highlighted the importance of preparedness in all sectors, including healthcare, and has underscored the vital role of health professionals in global crises. The WHO estimates a projected shortfall of 18 million health workers by 2030, mostly in low- and lower-middle income countries. However, countries at all levels of socioeconomic development face, to varying degrees, difficulties in the education, employment, deployment, retention, and performance of their workforce.

According to the Association of American Medical Colleges (AAMC), the U.S. faces a projected physician shortage of between 54,100 and 139,000 doctors by 2033, and the COVID-19 pandemic has put additional serious strains on this workforce. In addition, AAMC data shows that 40% of the country’s practicing physicians felt burnt out at least once a week before the COVID-19 crisis began, which could cause doctors and other health professionals to cut back their hours or even accelerate their plans for retirement. This situation will exacerbate the need for accessible, effective and affordable training solutions for healthcare professionals.

18 I CAE Financial Report 2021

Management’s Discussion and Analysis

Growing emphasis on patient safety and outcomes
CAE expects increased adoption of simulation-based training and certification of healthcare professionals as a means to improve patient safety and outcomes. We believe this would result in a significantly larger addressable market than the current market which is primarily education-based. According to a study by patient-safety researchers published in the British Medical Journal in May 2016, medical errors are the third-leading cause of death in U.S. hospitals and the WHO reported in 2018 that there is a 1 in 300 chance of being harmed during health care. Training using simulation can help clinicians gain confidence, knowledge and expertise for improving patient safety in a risk-free environment. As the Medicare and Medicaid reimbursement structure in U.S. hospitals shifts from being based solely on quantity of services to the quality of services (value-based care), including safety and patient outcomes, CAE expects more hospitals to implement simulation-based training to improve performance and reduce the risk of medical errors.

Simulation is a required or recommended element in a growing movement towards High Stakes Assessment and Certification. Examples in the U.S. include MOCA, Fundamentals of Laparoscopic Surgery and Advanced Trauma Life Support. Moreover, the Accreditation Council for Graduate Medical Education is evolving towards outcome-based assessment with specific benchmarks to measure and compare performance which favours the adoption of simulation products and training.

3.6       Foreign exchange
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase /
	2021	2020	(decrease)
U.S. dollar (US$ or USD)	1.26	1.41	(11%)
Euro (€ or EUR)	1.47	1.55	(5%)
British pound (£ or GBP)	1.73	1.75	(1%)

We used the average foreign exchange rates below to value our revenues and expenses:

			Increase /
	2021	2020	(decrease)
U.S. dollar (US$ or USD)	1.32	1.33	(1%)
Euro (€ or EUR)	1.54	1.48	4%
British pound (£ or GBP)	1.73	1.69	2%

For fiscal 2021, the effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in revenue of $8.1 million and a decrease in net income of $0.3 million, when compared to fiscal 2020. We calculated this by translating the current year’s foreign currency revenue and net income using the average monthly exchange rates from the previous year and comparing these adjusted amounts to our current year reported results.

You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty. A sensitivity analysis for foreign currency risk is included in Note 33 of our consolidated financial statements.

CAE Financial Report 2021 I 19

Management’s Discussion and Analysis

3.7       Non-GAAP and other financial measure definitions
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

Changes in non-GAAP measures and comparative figures
In the fourth quarter of fiscal 2021, we have changed the designation of the following profitability measures, without changing the composition of these financial measures:
–Operating income (formerly operating profit);
–Adjusted segment operating income (formerly segment operating income before specific items);
–Adjusted EBITDA (formerly EBITDA before specific items);
–Adjusted net income (formerly net income before specific items); and
–Adjusted earnings per share (formerly earnings per share before specific items).

We have also introduced new non-GAAP measures to reflect the impact of COVID-19 government support programs on the above metrics in order to incorporate recently published and evolving guidance by the Canadian Securities Administrators. These measures do not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results, as discussed in section 3.8 “Non‑GAAP measure reconciliations” of this MD&A.

In addition, we no longer use segment operating income as a non-GAAP measure as it has been replaced with adjusted segment operating income.

Comparative figures have been reclassified to conform to these adopted changes in presentation.

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-GAAP measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and other gains and losses, after tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 3.8 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted net income or loss
Adjusted net income or loss is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 3.8 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

Adjusted segment operating income or loss (SOI)
Adjusted segment operating income or loss is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

20 I CAE Financial Report 2021

Management’s Discussion and Analysis

Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance. Refer to section 3.8 “Non‑GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.
Capital employed
Capital employed
Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:
Capital used:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Return on capital employed (ROCE)
ROCE is used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow
Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 6.1 “Consolidated cash movements” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Gross profit
Gross profit is a non-GAAP measure equivalent to the operating income excluding research and development expenses, selling, general and administrative expenses, other gains and losses, after tax share in profit or loss of equity accounted investees and restructuring, integration and acquisition costs. We believe it is useful to management and investors in evaluating our ongoing operational performance.

Net debt
Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

Net debt-to-EBITDA is calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events. Refer to section 3.8 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these non-GAAP measures to the most directly comparable measure under GAAP.

CAE Financial Report 2021 I 21

Management’s Discussion and Analysis

Non-cash working capital
Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 7.1 “Consolidated capital employed” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Operating income or loss
Operating income or loss is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it facilitates the comparison across reporting periods, and with companies and industries that do not have the same capital structure or tax laws.

Order intake and Backlog
Order intake
Order intake is a non-GAAP measure that represents the expected value of orders we have received:
–For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Refer to section 4.3 “Consolidated orders and total backlog” of this MD&A for a reconciliation of this non-GAAP measure to the most directly comparable measure under GAAP.

Remaining performance obligations
Remaining performance obligations is a GAAP measure, introduced under the application of IFRS 15, which represents the cumulative balance of unsatisfied promises to transfer a distinct good or service to customers as part of a legally binding commercial agreement. This measure is similar to our definition of backlog, however excludes joint venture balances, options and estimated contract values:
–Estimated contract values represent estimated future revenue from customers under exclusive short-term and long-term training contracts when we expect the revenue to be generated, based on regulated customer training requirements but for which no training sessions have yet been booked.

Research and development expenses (R&D)
Research and development expenses are a financial measure we use to measure the amount of expenditures directly attributable to research and development activities that we have expensed during the period, net of investment tax credits and government contributions.

22 I CAE Financial Report 2021

Management’s Discussion and Analysis

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is an operating measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) in CAE's network
A FFS is a full size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

3.8       Non-GAAP measure reconciliations
Reconciliation of adjusted segment operating income

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Three months ended March 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$40.5	$151.5	$(8.5)	$32.4	$15.6	$(37.4)	$47.6	$146.5
Restructuring, integration and acquisition costs	26.1	2.1	31.7	7.8	0.8	—	58.6	9.9
Impairment of goodwill	—	—	—	—	—	37.5	—	37.5
Adjusted segment operating income	$66.6	$153.6	$23.2	$40.2	$16.4	$0.1	$106.2	$193.9
COVID-19 government support programs	$19.7	—	$16.4	—	$1.1	—	$37.2	$—
Adjusted SOI excluding COVID-19 government
support programs	$46.9	$153.6	$6.8	$40.2	$15.3	$0.1	$69.0	$193.9

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
Twelve months ended March 31	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$6.5	$473.3	$15.5	$104.8	$26.4	$(41.0)	$48.4	$537.1
Restructuring, integration and acquisition costs	76.1	6.1	45.0	9.7	2.9	—	124.0	15.8
Impairment of goodwill	—	—	—	—	—	37.5	—	37.5
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	81.7	—	26.5	—	—	—	108.2	—
Adjusted segment operating income (loss)	$164.3	$479.4	$87.0	$114.5	$29.3	$(3.5)	$280.6	$590.4
COVID-19 government support programs	$63.6	$—	$60.3	$—	$3.5	$—	$127.4	$—
Adjusted SOI excluding COVID-19 government
support programs	$100.7	$479.4	$26.7	$114.5	$25.8	$(3.5)	$153.2	$590.4

CAE Financial Report 2021 I 23

Management’s Discussion and Analysis

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended		Twelve months ended
	March 31		March 31
(amounts in millions, except per share amounts)	2021	2020	2021	2020
Net income (loss) attributable to equity holders of the Company	$19.8	$78.4	$(47.2)	$311.4
Restructuring, integration and acquisition costs, after tax	43.4	7.2	94.0	11.6
Impairments and other gains and losses incurred in relation
to the COVID-19 pandemic(1), after tax	—	—	80.3	—
Impairment of goodwill, after tax	—	36.7	—	36.7
Adjusted net income	$63.2	$122.3	$127.1	$359.7
COVID-19 government support programs, after tax	$27.3	$—	$93.5	$—
Adjusted net income excluding COVID-19 government support programs	$35.9	$122.3	$33.6	$359.7

Average number of shares outstanding (diluted)	287.3	267.7	272.0	267.6

Adjusted EPS	$0.22	$0.46	$0.47	$1.34
Adjusted EPS excluding COVID-19 government support programs	$0.12	$0.46	$0.12	$1.34

Reconciliation of EBITDA and adjusted EBITDA

	Last twelve months ending
	March 31
(amounts in millions)	2021	2020
Operating income	$48.4	$537.1
Depreciation and amortization	319.5	305.4
EBITDA	$367.9	$842.5
Restructuring, integration and acquisition costs	124.0	15.8
Impairments and other gains and losses incurred in relation to the COVID-19 pandemic(1)	108.2	—
Impairment of goodwill	—	37.5
Adjusted EBITDA	$600.1	$895.8
COVID-19 government support programs	$127.4	$—
Adjusted EBITDA excluding COVID-19 government support programs	$472.7	$895.8

(1) Mainly from impairment charges on non-financial assets and amounts owed from customers. This reconciling item does not adjust for any operational elements, including COVID-19 heightened employee costs. During the period, we carried higher employee costs than we would have otherwise been carrying as amounts received under COVID-19 government support programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. These higher costs have been included in our results. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

24 I CAE Financial Report 2021

Management’s Discussion and Analysis

4.     CONSOLIDATED RESULTS
4.1       Results from operations – fourth quarter of fiscal 2021

(amounts in millions, except per share amounts)		Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Revenue		$894.3	832.4	704.7	550.5	977.3
Cost of sales		$657.2	603.5	513.7	442.5	665.6
Gross profit[3]		$237.1	228.9	191.0	108.0	311.7
As a % of revenue	%	26.5	27.5	27.1	19.6	31.9
Research and development expenses[3]		$22.5	36.5	25.6	20.1	36.2
Selling, general and administrative expenses		$111.5	105.3	88.2	93.9	107.9
Other (gains) and losses		$(0.7)	(1.5)	(2.7)	96.6	4.4
After tax share in (profit) loss of equity accounted investees		$(2.4)	(8.6)	0.6	7.7	6.8
Restructuring, integration and acquisition costs		$58.6	14.3	51.1	—	9.9
Operating income (loss)[3]		$47.6	82.9	28.2	(110.3)	146.5
As a % of revenue	%	5.3	10.0	4.0	—	15.0
Finance expense – net		$32.0	33.3	35.2	35.1	38.5
Earnings (loss) before income taxes		$15.6	49.6	(7.0)	(145.4)	108.0
Income tax (recovery) expense		$(3.2)	(0.1)	(1.0)	(35.4)	26.9
As a % of earnings (loss) before income taxes
(income tax rate)%		(21)	—	14	24	25
Net income (loss)		$18.8	49.7	(6.0)	(110.0)	81.1
Attributable to:
Equity holders of the Company		$19.8	48.8	(5.2)	(110.6)	78.4
Non-controlling interests		$(1.0)	0.9	(0.8)	0.6	2.7
		$18.8	49.7	(6.0)	(110.0)	81.1
EPS attributable to equity holders of the Company
Basic and diluted		$0.07	0.18	(0.02)	(0.42)	0.29

Adjusted segment operating income (loss)[3]		$106.2	97.2	79.3	(2.1)	193.9
Adjusted SOI excluding COVID-19 government support programs[3]		$69.0	86.6	44.1	(46.5)	193.9
Adjusted net income (loss)[3]		$63.2	60.0	34.2	(30.3)	122.3
Adjusted net income (loss) excluding COVID-19 government
support programs[3]		$35.9	52.2	8.4	(62.9)	122.3
Adjusted EPS[3]		$0.22	0.22	0.13	(0.11)	0.46
Adjusted EPS excluding COVID-19 government support programs[3]		$0.12	0.19	0.03	(0.24)	0.46

Revenue was 8% lower compared to the fourth quarter of fiscal 2020
Revenue was $83.0 million lower than the fourth quarter of fiscal 2020. Decreases in revenue were $213.7 million and $7.4 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $138.1 million in Healthcare.

You will find more details in Results by segment.

Gross profit was $74.6 million lower compared to the fourth quarter of fiscal 2020
Gross profit was $237.1 million this quarter, or 26.5% of revenue compared to $311.7 million, or 31.9% of revenue in the fourth quarter of fiscal 2020.

3 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2021 I 25

Management’s Discussion and Analysis

Adjusted segment operating income was $87.7 million lower compared to the fourth quarter of fiscal 2020
Operating income this quarter was $47.6 million (5.3% of revenue), compared to $146.5 million (15.0% of revenue) in the fourth quarter of fiscal 2020. Adjusted segment operating income was $106.2 million this quarter (11.9% of revenue) compared to $193.9 million (19.8% of revenue) in the fourth quarter of fiscal 2020. Decreases in adjusted segment operating income were $87.0 million and $17.0 million in Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $16.3 million for Healthcare.

Adjusted segment operating income excluding COVID-19 government support programs was $124.9 million lower compared to the fourth quarter of fiscal 2020
Adjusted segment operating income excluding COVID-19 government support programs was $69.0 million (7.7% of revenue), representing a decrease of $124.9 million compared to the same period last year. The decrease was $106.7 million and $33.4 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $15.2 million for Healthcare. During the quarter we also carried higher employee costs than we would have otherwise been carrying as amounts received under these programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

You will find more details in Results by segment.

Research and development expenses were $13.7 million lower compared to the fourth quarter of fiscal 2020
The decrease compared to the fourth quarter of fiscal 2020 was mainly due to the recognition of additional investment tax credits and the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic, partially offset by the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators.

Net finance expense was $6.5 million lower than the fourth quarter of fiscal 2020
The decrease compared to the fourth quarter of fiscal 2020 was mainly due to lower interest expense on long-term debt and lower interest expense on lease liabilities.

Income tax rate was negative 21% this quarter
Income tax recovery this quarter amounted to $3.2 million, representing a negative effective tax rate of 21%, compared to an effective tax rate of 25% for the fourth quarter of fiscal 2020.

In the fourth quarter last year, the income tax rate was higher due to the goodwill impairment charge for the Healthcare segment. Excluding the effect of the goodwill impairment, the income tax rate would have been 19% last year.

In the fourth quarter this year, the income tax rate was impacted by the restructuring costs. Excluding the effect of the restructuring costs, the income tax rate would have been 16% this quarter. On this basis, the decrease in the tax rate from the fourth quarter of fiscal 2020 was mainly due to a change in the mix of income from various jurisdictions.

26 I CAE Financial Report 2021

Management’s Discussion and Analysis

4.2       Results from operations – fiscal 2021

(amounts in millions, except per share amounts)		FY2021	FY2020
Revenue		$2,981.9	3,623.2
Cost of sales		$2,216.9	2,539.6
Gross profit		$765.0	1,083.6
As a % of revenue	%	25.7	29.9
Research and development expenses		$104.7	137.5
Selling, general and administrative expenses		$398.9	437.5
Other (gains) and losses		$91.7	(16.8)
After tax share in profit of equity accounted investees		$(2.7)	(27.5)
Restructuring, integration and acquisition costs		$124.0	15.8
Operating income		$48.4	537.1
As a % of revenue	%	1.6	14.8
Finance expense – net		$135.6	144.4
(Loss) earnings before income taxes		$(87.2)	392.7
Income tax (recovery) expense		$(39.7)	73.8
As a % of (loss) earnings before income taxes (income tax rate)%		46	19
Net (loss) income		$(47.5)	318.9
Attributable to:
Equity holders of the Company		$(47.2)	311.4
Non-controlling interests		$(0.3)	7.5
		$(47.5)	318.9
EPS attributable to equity holders of the Company
Basic		$(0.17)	1.17
Diluted		$(0.17)	1.16

Adjusted segment operating income		$280.6	590.4
Adjusted SOI excluding COVID-19 government support programs		$153.2	590.4
Adjusted net income		$127.1	359.7
Adjusted net income excluding COVID-19 government support programs		$33.6	359.7
Adjusted EPS		$0.47	1.34
Adjusted EPS excluding COVID-19 government support programs		$0.12	1.34

Revenue was $641.3 million or 18% lower than last year
Decreases in revenue were $754.6 million and $114.1 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $227.4 million for Healthcare.
You will find more details in Results by segment.

Gross profit was $318.6 million lower than last year
Gross profit was $765.0 million this year, or 25.7% of revenue compared to $1,083.6 million, or 29.9% of revenue last year.
Adjusted segment operating income was $309.8 million lower than last year
Operating income for the year was $48.4 million (1.6% of revenue), compared to $537.1 million (14.8% of revenue) last year. Adjusted segment operating income was $280.6 million this year (9.4% of revenue) compared to $590.4 million (16.3% of revenue) last year. Decreases in adjusted segment operating income were $315.1 million and $27.5 million in Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $32.8 million for Healthcare.

CAE Financial Report 2021 I 27

Management’s Discussion and Analysis

Adjusted segment operating income excluding COVID-19 government support programs was $437.2 million lower than last year
Adjusted segment operating income excluding COVID-19 government support programs for the year was $153.2 million (5.1% of revenue), representing a decrease of $437.2 million compared to last year. The decrease was $378.7 million and $87.8 million for Civil Aviation Training Solutions and Defence and Security respectively, partially offset by an increase of $29.3 million for Healthcare. During the year we also carried higher employee costs than we would have otherwise been carrying as amounts received under these programs either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs we incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees who were previously placed on furlough or reduced work weeks. We also incurred additional operating costs including the purchase of personal protective equipment, increased sanitary measures to protect the health and safety of our employees and costs of safety protocols implemented. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

You will find more details in Results by segment.
Research and development expenses were $32.8 million lower than last year
Research and development expenses were $32.8 million lower compared to the same period last year. The decrease was due to the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic and the recognition of additional investment tax credits, partially offset by the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators.

Net finance expense was $8.8 million lower than last year

FY2020 to
(amounts in millions)	FY2021
Net finance expense, prior period	$144.4
Change in finance expense from the prior period:
Decrease in finance expense on long-term debt (other than lease liabilities)	$(4.9)
Decrease in finance expense on royalty obligations	(0.2)
Decrease in finance expense on lease liabilities	(1.9)
Decrease in other finance expense	(0.9)
Decrease in borrowing costs capitalized	0.7
Decrease in finance expense from the prior period	$(7.2)
Change in finance income from the prior period:
Increase in interest income on loans and finance lease contracts	$(2.3)
Decrease in other finance income	0.7
Increase in finance income from the prior period	$(1.6)
Net finance expense, current period	$135.6

Net finance expense was $135.6 million this year, $8.8 million or 6% lower than last year. The decrease was mainly due to lower interest expense on long-term debt, lower interest expense on lease liabilities and higher finance income.

Income tax rate was 46% this year
Income tax recovery this year amounted to $39.7 million, representing an effective tax rate of 46%, compared to an income tax expense of $73.8 million for the same period last year, representing an effective tax rate of 19%.

Last year, the income tax rate was impacted by a goodwill impairment charge for the Healthcare segment. Excluding the effect of the goodwill impairment, the income tax rate would have been 17% last year.

This year, the income tax rate was impacted by impairment charges on non-financial assets and amounts owed from customers incurred in relation to the COVID-19 pandemic, restructuring costs and positive impact of tax audits. Excluding the effect of these elements, the income tax rate would have been 19% this year. On this basis, the increase in the tax rate compared to last year was mainly due to the change in the mix of income from various jurisdictions.

28 I CAE Financial Report 2021

Management’s Discussion and Analysis

4.3       Restructuring, integration and acquisition costs

	FY2021	FY2020	Q4-2021	Q4-2020
Integration and acquisition costs	$6.9	$6.1	$6.9	$2.1
Impairment of non-financial assets	59.5	7.0	26.0	7.0
Severances and other employee related costs	42.9	2.7	21.2	0.8
Other costs	14.7	—	4.5	—
Total restructuring, integration and acquisition costs	$124.0	$15.8	$58.6	$9.9

On August 12, 2020, we announced that we would be taking additional measures to best serve the market by optimizing our global asset base and footprint, adapting our global workforce and adjusting our business to correspond with the expected lower level of demand for certain of our products and services.

As a result of these measures, we expect to record restructuring expenses of approximately $170 million for the entire program, consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of our footprint and employee termination benefits, which have been carried out throughout fiscal 2021 and will continue into fiscal 2022.

Impairment of non-financial assets incurred in relation to this restructuring program primarily includes impairment of property, plant and equipment of training devices determined to be in surplus, intangible assets related to the termination of certain product offerings and buildings and right-of-use assets related to leased real estate facilities to align with the optimization of our footprint and asset base.

For the year ended March 31, 2021, restructuring, integration and acquisition costs also include $4.3 million of acquisition-related costs associated with the L3H MT acquisition, which is expected to close in the second half of calendar year 2021.

For the year ended March 31, 2020, restructuring, integration and acquisition costs are composed of $6.1 million related to the integration of Bombardier's Business Aircraft Training Business acquired in fiscal 2019 and costs of $9.7 million incurred in the Defence and Security segment following changes made in the segment organization and the review of certain product offerings.

4.4       Consolidated orders and total backlog

Total backlog4 13% lower compared to last year

(amounts in millions)	FY2021	FY2020
Obligated backlog[4], beginning of period	$7,631.0	7,461.4
+ order intake[4]	2,723.5	3,821.6
- revenue	(2,981.9)	(3,623.2)
+ / - adjustments	(960.0)	(28.8)
Obligated backlog, end of period	$6,412.6	7,631.0
Joint venture backlog[4] (all obligated)	328.2	441.4
Unfunded backlog and options[4]	1,460.3	1,385.7
Total backlog	$8,201.1	9,458.1

Reconciliation of total backlog to remaining performance obligations
Total backlog	$8,201.1	9,458.1
Less: Joint venture backlog	(328.2)	(441.4)
Less: Options	(476.5)	(516.4)
Less: Estimated contract value[4]	(2,957.7)	(3,636.7)
Remaining performance obligations	$4,438.7	4,863.6

Fiscal 2021 adjustments include reassessments to estimated contract values to reflect the change in estimates of our customers' training requirements as a result of the downturn caused by the COVID-19 pandemic and negative foreign exchange movements, partially offset by backlog acquired from the business acquisitions completed during the year.

Fiscal 2020 adjustments include positive foreign exchange movements, partially offset by the revaluation of prior year contracts and the cancellation of orders from a previous year.

The book-to-sales ratio for the quarter was 1.04x. The ratio for the last 12 months was 0.91x.

You will find more details in Results by segment.
4 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2021 I 29

Management’s Discussion and Analysis

5.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation Training Solutions;
–Defence and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

5.1       Civil Aviation Training Solutions
FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
Acquisitions
–On November 16, 2020, we acquired the shares of FSC, a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network;
–On December 22, 2020 we acquired the shares of Merlot, a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expands our reach beyond pilot training and into the market for digitally-enabled crew optimization services;
–On January 26, 2021, we acquired the shares of TRU Canada, a manufacturer of full-flight simulators and flight training devices, which expands CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides CAE with a backlog of simulator orders, FFSs and access to a number of airline customers globally.

Expansions
–We announced, together with Cebu Pacific Air, the expansion of our training capacity in Asia with the addition of the first ATR 72-600 FFS at the Philippine Academy for Aviation Training joint venture in Pampanga, Philippines;
–We expanded our Boeing 737MAX training capacity in North America with the deployment of a second B737MAX FFS in our Dallas training centre in the U.S., and third in North America;
–We expanded our business aviation network in North America with the deployment of a new Bombardier Challenger 350 and an Embraer Phenom 300 at the SIMCOM Aviation Training centre in Orlando, Florida, a joint venture between CAE and Directional Aviation Capital.

New programs and products
–We have introduced new virtual service offerings to support our customers as a response to border restrictions arising from the COVID-19 pandemic including offering remote support for the installation, acceptance and qualification of FFSs, obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations, and developing remote IOS solutions for live instructor interactions during training sessions;
–We developed Airside, a new digital platform that provides training and career resources to pilots grounded due to COVID-19. The platform features articles and tools that were created on the subjects that matter the most to thousands of pilots surveyed around the world during this pandemic;
–We launched instructor-led online courses for aviation maintenance training;
–We launched a new financing initiative for aspiring pilots in collaboration with financial institutions around the world to help make the profession more accessible;
–We announced a partnership with the LOSA Collaborative to enhance our evidence-based training offering by performing Line Operations Safety Audits (LOSA) of our customer-operators. The insights and data obtained from these audits will allow us to offer tailored pilot training programs and benchmarked operational and training performance insights to operators.

FISCAL 2021 ORDERS
Civil Aviation Training Solutions obtained contracts this quarter expected to generate future revenues of $385.8 million, including contracts for 4 FFSs. This brings the total civil order intake to $1,261.9 million and 11 FFSs for the year.

Notable FFS contract awards for the year included:
–One Airbus A220 and one Airbus A330neo to Delta Air Lines;
–One Boeing 737NG to Beijing Sagacity Flight Aviation Technical Service Co.;
–One Airbus A320neo to Northwest Rocwings Flight Training Co.;
–One Airbus A320 FFS to China Express;
–One Airbus A350 to Airbus SAS;
–One Phenom 100/300 to Embraer-CAE Training Services, a joint venture between Embraer and CAE;
–Four FFSs to undisclosed customers.

30 I CAE Financial Report 2021

Management’s Discussion and Analysis

Notable contract awards for fiscal 2021 included:
–A 5-year business aviation training agreement with an undisclosed private business jet charter company in the U.S.;
–A 5-year exclusive pilot training agreement with Iberia, Líneas Aéreas de España;
–A 10-year exclusive commercial aviation training agreement with Azul Brazilian Airlines;
–A 5-year business aviation training agreement with Bundeswehr in Germany;
–A 7-year exclusive commercial aviation training agreement with an undisclosed regional airline in the U.S.;
–A 5-year exclusive training extension with Virgin Atlantic;
–A 4-year pilot training agreement with Alitalia;
–An 8-year commercial aviation training agreement with Air France.

FINANCIAL RESULTS5

(amounts in millions, except SEU, FFSs, utilization rate and FFS deliveries)		FY2021	FY2020	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Revenue		$1,412.9	2,167.5	388.2	412.2	364.5	248.0	601.9
Operating income (loss)		$6.5	473.3	40.5	48.4	15.5	(97.9)	151.5
Adjusted SOI		$164.3	479.4	66.6	62.0	51.9	(16.2)	153.6
As a % of revenue	%	11.6	22.1	17.2	15.0	14.2	—	25.5
Adjusted SOI excluding COVID-19
government support programs		$100.7	479.4	46.9	58.4	34.2	(38.8)	153.6
As a % of revenue	%	7.1	22.1	12.1	14.2	9.4	—	25.5
Depreciation and amortization		$242.9	232.8	58.2	58.2	58.9	67.6	59.8
Property, plant and equipment
expenditures		$88.8	259.9	40.7	21.2	11.7	15.2	78.1
Intangible assets and other
assets expenditures		$27.9	36.4	9.9	8.4	4.8	4.8	13.7
Capital employed[5]		$3,808.1	3,869.6	3,808.1	3,792.6	3,737.6	3,771.3	3,869.6
Total backlog		$4,293.1	5,341.3	4,293.1	4,198.1	4,399.4	4,541.1	5,341.3
SEU[5]		246	247	240	245	251	246	250
FFSs in CAE's network[5]		317	306	317	320	308	304	306
Utilization rate[5]	%	47	70	55	50	49	33	67
FFS deliveries		36	56	14	10	10	2	21

Revenue down 36% over the fourth quarter of fiscal 2020
While we have seen gradual improvements in utilization, mainly in our business aviation training business, the COVID-19 pandemic continued to negatively affect our training revenues during the quarter due to a significant decrease in demand for training products and services as a result of the reduction in airlines’ global operations, disruption to the global air transportation environment and diminished commercial air passenger travel.

The decrease in revenue from the fourth quarter of fiscal 2020 was due to lower revenue recognized from simulator sales mainly due to lower deliveries, lower utilization mainly in the Americas and Europe and lower revenue from simulator lifecycle support services.

Revenue was $1,412.9 million this year, 35% or $754.6 million lower than last year
The decrease in revenue from the same period of fiscal 2020 is due to lower utilization in all regions, lower revenue recognized from simulator sales mainly due to lower deliveries, lower revenue from simulator lifecycle support services and decreased demand for our crew sourcing business.
Adjusted segment operating income down 57% over the fourth quarter of fiscal 2020
Adjusted segment operating income was $66.6 million (17.2% of revenue) this quarter, compared to $153.6 million (25.5% of revenue) in the fourth quarter of fiscal 2020.

Adjusted segment operating income decreased by $87.0 million, or 57%, from the fourth quarter of fiscal 2020. The decrease was mainly due to lower revenues, as described above. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

5 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2021 I 31

Management’s Discussion and Analysis

Adjusted segment operating income excluding COVID-19 government support programs down 69% over fourth quarter of fiscal 2020
During the quarter, $19.7 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down 69% over the same period last year.

Adjusted segment operating income was $164.3 million, 66% or $315.1 million lower than last year
Adjusted segment operating income was $164.3 million (11.6% of revenue) this year, compared to $479.4 million (22.1% of revenue) last year.

The decrease was mainly due to lower revenues, as described above. The decrease was partially offset by the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs was $100.7 million this year, 79% or $378.7 million lower than last year
During the year, $63.6 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down 79% over last year.

Property, plant and equipment expenditures at $40.7 million this quarter and $88.8 million for the year
Maintenance capital expenditures were $13.7 million for the quarter and $25.6 million for the year. Growth capital expenditures were $27.0 million for the quarter and $63.2 million for the year.

Capital employed increased $15.5 million over last quarter and decreased $61.5 million over last year
The increase in capital employed from last quarter was due to higher intangible assets mainly as a result of the business acquisition completed during the quarter and higher non-cash working capital driven by higher inventories and higher accounts receivable, partially offset by higher contract liabilities. The increase was partially offset by movements in foreign exchange rates.

The decrease in capital employed from last year was due to movements in foreign exchange rates and lower right-of-use assets and lower property, plant and equipment due to impairment charges recognized during the year. The decrease was partially offset by higher intangible assets mainly as a result of the business acquisitions completed during the year and higher non-cash working capital driven by lower accounts payable and accrued liabilities and higher inventories, partially offset by lower accounts receivable.

Total backlog was down 20% compared to last year

(amounts in millions)	FY2021	FY2020
Obligated backlog, beginning of period	$4,993.5	$4,679.2
+ order intake	1,261.9	2,471.5
- revenue	(1,412.9)	(2,167.5)
+ / - adjustments	(795.1)	10.3
Obligated backlog, end of period	$4,047.4	$4,993.5
Joint venture backlog (all obligated)	245.7	347.8
Total backlog	$4,293.1	$5,341.3

Fiscal 2021 adjustments include reassessments to estimated contract values to reflect the change in estimates of our customers' training requirements as a result of the downturn caused by the COVID-19 pandemic and negative foreign exchange movements, partially offset by backlog acquired from the business acquisitions completed during the year.

Fiscal 2020 adjustments include positive foreign exchange movements, partially offset by the revaluation of prior year contracts and the cancellation of orders from a previous year.

This quarter's book-to-sales ratio was 0.99x. The ratio for the last 12 months was 0.89x.

32 I CAE Financial Report 2021

Management’s Discussion and Analysis

5.2       Defence and Security
FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
Acquisitions
–On March 1, 2021, we announced that we have entered into a definitive agreement to acquire L3Harris’ Military Training (L3H MT) business. The acquisition is highly complementary to CAE’s core military training business in the U.S. and is expected to broaden CAE’s position in training and simulation across multi-domain operations. The closing of the acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

Expansions
–We were contracted by the U.S. Army to provide advanced helicopter flight training support services at Fort Rucker, Alabama. Although delayed by the protest of unsuccessful bidders, as at January 2021 the program has been successfully transferred from the incumbent and we are executing on the contract;
–We delivered a NH90 flight simulator to the RNZAF and are providing ongoing maintenance and support services;
–We established the Leonardo CAE Advanced Jet Training Srl joint venture with Leonardo to support the operations of the International Flight Training School (IFTS) in Italy. The joint venture will provide training support services, including full maintenance and operation of the M-346 aircraft and its ground-based training system, as well as operation of the IFTS base facilities;
–We were contracted to train the Irish Air Corps as the first international students at our state-of-the-art Dothan Training Center in Alabama.

New programs and products
–We developed a range of offboard instructor operator station (IOS) solutions that are now being offered to military customers globally, including a quick and deployable offboard IOS for customers requiring an immediate solution or a full-fidelity offboard IOS for customers requiring an advanced solution. Our offboard IOS solutions can be implemented on CAE-built simulators and training devices as well as those built by other manufacturers;
–We implemented a range of virtual classroom and distance learning solutions to sustain training for global defence and security customers, including a Remote Ground School Refresher course for NATO Flying Training in Canada pilots and instructor-led virtual emergency management courses delivered remotely for the Brunei National Disaster Management Centre;
–We were contracted by the Defense Innovation Unit to support the USAF Air Education and Training Command and its Undergraduate Pilot Training Transformation initiative with elements of the CAE Trax Academy pilot training continuum;
–We are part of the team selected to support the USAF’s Simulators Common Architecture Requirements and Standards program, which will integrate and standardize the USAF’s aircraft training simulators;
–We were contracted by BAE Systems to support the prototype development of a new Wargaming Center to be built at Marine Corps Base Quantico;
–We were selected, following a competitive recompete, to continue providing comprehensive KC-135 training services to the USAF and the contract now also includes training support services for the Air National Guard boom operator simulation systems;
–We were awarded a contract to provide United States Customs and Border Protection with Aircraft Pilot Training Services leveraging both CAE Civil and Defence and Security training centres.

Awards and achievements
–CAE USA received the highest-level Platinum Medallion distinction in the HIRE Vets Medallion Award program, a U.S. government initiative recognizing company efforts to recruit, employ and retain military veterans;
–CAE New Zealand was the winner of the 2020 Minister of Defence Award of Excellence to Industry in the Provision of Product or Service category for the delivery and installation of the NH90 simulator during the pandemic.

FISCAL 2021 ORDERS
Defence and Security was awarded $370.4 million in orders this quarter and $1,109.7 million in total for fiscal 2021, including notable contract awards from:
–The USAF for upgrades and enhancements to both the KC-135 and C-130H aircrew training system programs and for the base year of the new KC-135 Training System contract;
–The U.S. Special Operations Command to lead the integration and architecture development efforts for the Mission Command System / Common Operational Picture program;
–Lockheed Martin to support the design, development and manufacture of a suite of C-130J training devices for the binational French and German C-130J training facility;
–The U.S. Navy to continue providing contract instruction services for the Chief of Naval Air Training at five naval air stations;
–The U.S. Army to continue providing fixed-wing flight training and support services at the CAE Dothan Training Center;
–Airbus Defence and Space to support the development of new and upgraded training capabilities for Germany’s Eurofighter program and to continue to provide a range of maintenance and logistics support services for their training devices;
–L-3 MAS to continue providing a range of in-service support solutions for the Royal Canadian Air Force's CF-18 aircraft;
–Boeing to provide P-8A training support services;
–General Atomics Aeronautical Systems to continue development of a comprehensive synthetic training system for the United Kingdom’s Protector remotely piloted aircraft program.

CAE Financial Report 2021 I 33

Management’s Discussion and Analysis

FINANCIAL RESULTS

(amounts in millions)		FY2021	FY2020	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Revenue		$1,217.1	1,331.2	334.4	299.3	303.2	280.2	341.8
Operating income (loss)		$15.5	104.8	(8.5)	21.8	11.4	(9.2)	32.4
Adjusted SOI		$87.0	114.5	23.2	22.3	24.2	17.3	40.2
As a % of revenue	%	7.1	8.6	6.9	7.5	8.0	6.2	11.8
Adjusted SOI excluding COVID-19
government support programs		$26.7	114.5	6.8	15.9	7.3	(3.3)	40.2
As a % of revenue	%	2.2	8.6	2.0	5.3	2.4	—	11.8
Depreciation and amortization		$54.3	58.2	13.8	12.9	13.3	14.3	15.4
Property, plant and equipment
expenditures		$17.3	21.3	9.3	2.1	3.2	2.7	5.2
Intangible assets and other
assets expenditures		$10.2	53.5	0.5	3.9	3.8	2.0	15.0
Capital employed		$1,021.4	1,154.0	1,021.4	945.2	1,147.9	1,109.9	1,154.0
Total backlog		$3,908.0	4,116.8	3,908.0	3,622.0	3,896.8	4,009.8	4,116.8

Revenue down 2% from the fourth quarter of fiscal 2020
Although we were awarded several strategic contracts and experienced an increased level of activity on North American programs this quarter, revenue decreased from the fourth quarter of fiscal 2020 mainly due to an unfavourable foreign exchange impact on the translation of our foreign operations and a lower level of activity on Middle Eastern programs, which were affected by the impacts of the COVID-19 pandemic. The pandemic contributed to delays in the execution of programs from backlog and impacted a range of global defence programs involving government and OEM customers due to travel bans, border restrictions, client access restrictions and supply chain disruptions in all our regions.

Revenue was $1,217.1 million this year, 9% or $114.1 million lower than last year
The decrease was mainly due to program delays and a lower level of activity on North American and Middle Eastern programs. While we were awarded several strategic contracts in fiscal 2021, there have been delays in the awarding of additional contracts as government acquisition authorities follow directives in their respective countries to shelter-in-place and eliminate travel.

Adjusted segment operating income down 42% from the fourth quarter of fiscal 2020
Adjusted segment operating income was $23.2 million (6.9% of revenue) this quarter, compared to $40.2 million (11.8% of revenue) in the fourth quarter of fiscal 2020.

The decrease from the fourth quarter of fiscal 2020 was mainly due to the recognition last year of net gains on foreign exchange differences, lower contributions from our European and Middle Eastern programs due to a lower level of activity and the execution of program milestones for certain contracts in backlog. The decrease was also due to lower profitability in our joint ventures. The decrease was partially offset by the government support programs obtained in relation to the COVID-19 pandemic.

Adjusted segment operating income excluding COVID-19 government support programs down 83% over fourth quarter of fiscal 2020
During the quarter, $16.4 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down 83% over the same period last year.

Adjusted segment operating income was $87.0 million this year, 24% or $27.5 million lower than last year
Adjusted segment operating income was $87.0 million (7.1% of revenue) this year, compared to $114.5 million (8.6% of revenue) last year.

The decrease was mainly due to lower contributions from our North American, European and Middle Eastern programs, which were affected by the COVID-19 pandemic and the execution of program milestones for certain contracts in backlog and from the recognition last year of net gains on foreign exchange differences. The decrease was partially offset by the government support programs obtained in relation to the COVID-19 pandemic and the benefit of the cost containment measures taken.

Adjusted segment operating income excluding COVID-19 government support programs was $26.7 million this year, 77% or $87.8 million lower than last year
During the year, $60.3 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was down 77% over last year.

34 I CAE Financial Report 2021

Management’s Discussion and Analysis

Capital employed increased $76.2 million over last quarter and decreased $132.6 million over last year
The increase over last quarter was mainly due to higher non-cash working capital, primarily resulting from lower accounts payable and accrued liabilities and contract liabilities, in addition to higher contract assets. The increase was partially offset by lower intangible assets and movements in foreign exchange rates.

The decrease from last year was mainly due to movements in foreign exchange rates and the impairment charges of non-financial assets recognized during the year.

Total backlog down 5% compared to last year

(amounts in millions)	FY2021	FY2020
Obligated backlog, beginning of period	$2,637.5	$2,782.2
+ order intake	1,109.7	1,225.6
- revenue	(1,217.1)	(1,331.2)
+ / - adjustments	(164.9)	(39.1)
Obligated backlog, end of period	$2,365.2	$2,637.5
Joint venture backlog (all obligated)	82.5	93.6
Unfunded backlog and options	1,460.3	1,385.7
Total backlog	$3,908.0	$4,116.8

Fiscal 2021 adjustments include negative foreign exchange movements and the amendment of a prior year contract.

Fiscal 2020 adjustments include the revaluation of prior year contracts, partially offset by positive foreign exchange movements.

This quarter's book-to-sales ratio was 1.11x. The ratio for the last 12 months was 0.91x.

In fiscal 2021, $461.4 million of unfunded backlog was transferred to obligated backlog and $678.9 million was added to the unfunded backlog.
CAE Financial Report 2021 I 35

Management’s Discussion and Analysis

5.3      Healthcare
FISCAL 2021 EXPANSIONS AND NEW INITIATIVES
New programs and products
–We were awarded a contract with the Government of Canada to manufacture and supply CAE Air1 ventilators to provide life support to patients in intensive care, for which we completed deliveries in the fourth quarter of fiscal 2021;
–As part of the fight against COVID-19, we offered several new digital and virtual learning products and COVID-19 related training solutions, including adaptive digital learning courses for ventilator reskilling and mechanical ventilation, an ultrasound training suite for emergency care physicians and intensivists, and a Pathogens of High Consequence learning module to help prepare clinicians for infectious disease outbreaks;
–We released a Distance Learning Suite for Nursing at the INACSL conference which includes multiple SCEs and two MultiPad Clinical Skills Trainer options for specific, hands-on practice in a range of core nursing procedures;
–We released CAE Maestro Evolve, an interactive virtual learning platform featuring CAE Embody, the virtual patient with the most advanced physiology, virtual medical equipment and integrated SCEs;
–We released the cloud version of our CAE LearningSpace centre management solution and offered new remote and distance learning capabilities via LearningSpace for virtual Objective Structured Clinical Examination and telehealth training;
–We released CAE Vimedix 3.1, our ultrasound education platform with new remote learning and screen sharing capabilities for faculty and students, curriculum development tools for distance learning and our Microsoft HoloLens 2 mixed reality interface for remote education;
–We were awarded a contract with the PYURE Company, a private U.S. company, to assemble, develop and distribute air sanitizers which have been demonstrated to significantly destroy the COVID-19 virus in the air and on surfaces;
–We launched CAE SimEquip simulated medical equipment, which expertly mimic the management of a variety of medical devices for realistic and reliable hands-on training for resuscitation, ventilation and anesthesia for use with CAE patient simulators or for standalone training;
–We continued to work with leading OEMs in developing transformative digital training solutions, including Edwards Lifesciences for a custom training solution for the IntraClude aortic device, and Cordis, a Cardinal Health Company, for a mobile application which enables users to expand and master skills through a series of procedurally based coronary and endovascular modules in a simulated virtual environment.

Innovation Awards
–Our adaptive Ventilator Reskilling Course won both the EMS World Innovation Award and Attendees’ Choice Award at the annual EMS World conference.

FINANCIAL RESULTS

(amounts in millions)		FY2021	FY2020	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020
Revenue		$351.9	124.5	171.7	120.9	37.0	22.3	33.6
Operating income (loss)		$26.4	(41.0)	15.6	12.7	1.3	(3.2)	(37.4)
Adjusted SOI		$29.3	(3.5)	16.4	12.9	3.2	(3.2)	0.1
As a % of revenue	%	8.3	—	9.6	10.7	8.6	—	0.3
Adjusted SOI excluding COVID-19
government support programs		$25.8	(3.5)	15.3	12.3	2.6	(4.4)	0.1
As a % of revenue	%	7.3	—	8.9	10.2	7.0	—	0.3
Depreciation and amortization		$22.3	14.4	6.5	8.1	4.0	3.7	3.3
Property, plant and equipment
expenditures		$1.5	2.2	0.5	0.6	0.3	0.1	0.7
Intangible assets and other
assets expenditures		$17.9	10.7	0.6	4.0	2.3	11.0	2.2
Capital employed		$90.9	208.0	90.9	261.1	152.1	204.8	208.0

36 I CAE Financial Report 2021

Management’s Discussion and Analysis

Revenue up 411% over the fourth quarter of fiscal 2020
The increase over the fourth quarter of fiscal 2020 was due to revenue recognized on the CAE Air1 ventilator contract of $130.0 million, for which all remaining deliveries to the Canadian government were completed during the quarter. Excluding the sales of the CAE Air1 ventilators, revenues were up compared to the same quarter last year, driven by higher revenue from patient simulators, centre management solutions and interventional simulators, partially offset by lower revenue from key partnerships with OEMs.
Revenue was $351.9 million this year, 183% or $227.4 million higher than last year
The increase was due to revenue recognized on the CAE Air1 ventilator contract of $230.6 million and higher revenue from patient simulators, partially offset by lower revenue from key partnerships with OEMs and centre management solutions and decreased volume on interventional simulators stemming mainly from the negative impacts of the COVID-19 pandemic. Although improvements were seen towards the latter part of the fiscal year, some customers continue to be negatively affected by the COVID-19 pandemic thereby affecting our ability to conclude contracts and deliver on existing orders as customers continue to manage the acute operational and budgetary demands of the healthcare crisis rather than addressing their usual training needs.
Adjusted segment operating income higher over the fourth quarter of fiscal 2020
Adjusted segment operating income was $16.4 million (9.6% of revenue) this quarter, compared to $0.1 million (0.3% of revenue) in the fourth quarter of fiscal 2020.

The increase over the fourth quarter of fiscal 2020 was primarily driven by the contribution from the CAE Air1 ventilator sales, including the research and development expenses from the amortization of development costs incurred in relation to the design and manufacturing of the CAE Air1 ventilators. The increase was also driven by higher revenue from patient simulators, centre management solutions and interventional simulators.
Adjusted segment operating income excluding COVID-19 government support programs up over the fourth quarter of fiscal 2020
During the quarter, $1.1 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was up $15.2 million over the same period last year.
Adjusted segment operating income was $29.3 million this year, an increase of $32.8 million compared to last year
Adjusted segment operating income was $29.3 million (8.3% of revenue) this year, compared to an adjusted segment operating loss of $3.5 million last year.

The $32.8 million increase over last year was primarily driven by the contribution from the CAE Air1 ventilator sales, as described above, reduced selling, general and administrative expenses due to the benefit of cost containment measures taken and government support programs obtained in relation to the COVID-19 pandemic and a more favourable product mix. The increase was partially offset by lower revenue from key partnerships with OEMs and centre management solutions and decreased volume on interventional simulators stemming mainly from the negative impacts of the COVID-19 pandemic.
Adjusted segment operating income excluding COVID-19 government support programs was $25.8 million this year, $29.3 million higher than last year
During the year, $3.5 million of COVID-19 government support programs were credited to income. On this basis, and without adjusting for the COVID-19 heightened operating costs that we have been carrying, adjusted segment operating income excluding COVID-19 government support programs was up $29.3 million over last year.
Capital employed decreased by $170.2 million over last quarter and decreased by $117.1 million from last year
The decrease over last quarter was mainly due to lower non-cash working capital, driven by higher accounts payable and accrued liabilities and lower CAE Air1 ventilator inventories as a result of deliveries made in the quarter, partially offset by higher accounts receivable. The decrease was also due to lower intangible assets.

The decrease over last year was mainly due to lower non-cash working capital, driven by higher accounts payable and accrued liabilities, partially offset by higher accounts receivable. The decrease was also due to lower intangible assets primarily due to movements in foreign exchange rates.
CAE Financial Report 2021 I 37

Management’s Discussion and Analysis

6.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1       Consolidated cash movements6

(amounts in millions)	FY2021	FY2020	Q4-2021	Q4-2020
Cash provided by operating activities*	$416.1	$597.3	$149.6	$165.2
Changes in non-cash working capital	(49.5)	(52.2)	25.0	81.1
Net cash provided by operating activities	$366.6	$545.1	$174.6	$246.3
Maintenance capital expenditures[6]	(37.8)	(80.3)	(18.9)	(25.0)
Change in other assets	0.7	(15.9)	12.4	(8.0)
Proceeds from the disposal of property, plant and equipment	4.5	0.5	2.8	0.1
Net proceeds from (payments to) equity accounted investees	0.7	(9.9)	(0.7)	0.4
Dividends received from equity accounted investees	12.1	22.6	0.4	—
Dividends paid	—	(110.9)	—	(28.7)
Free cash flow[6]	$346.8	$351.2	$170.6	$185.1
Growth capital expenditures[6]	(69.8)	(203.1)	(31.6)	(59.0)
Capitalized development costs	(48.6)	(86.2)	(10.2)	(25.2)
Net proceeds from the issuance of common shares	820.8	26.6	338.2	4.1
Common shares repurchased	—	(49.6)	—	(16.8)
Other cash movements, net	(0.7)	14.3	—	(0.1)
Business combinations, net of cash acquired	(186.5)	(10.1)	(51.8)	—
Acquisition of investment in equity accounted investees	(18.7)	(113.5)	(18.7)	—
Effect of foreign exchange rate changes on cash and cash equivalents	(22.3)	7.8	(9.5)	19.5
Net change in cash before proceeds and repayment of long-term debt	$821.0	$(62.6)	$387.0	$107.6
* before changes in non-cash working capital

Free cash flow of $170.6 million this quarter
Free cash flow was $14.5 million lower compared to the fourth quarter of fiscal 2020 mainly due to a higher investment in non-cash working capital and a decrease in cash provided by operating activities, partially offset by lower dividends paid as a result of the suspension of our common share dividends and a return from other assets.
Free cash flow of $346.8 million this year
Free cash flow was $4.4 million lower compared to last year mainly due to a decrease in cash provided by operating activities, partially offset by lower dividends paid as a result of the suspension of our common share dividends, lower maintenance capital expenditures and a return from other assets.
Capital expenditures were $50.5 million this quarter and $107.6 million for the year
Growth capital expenditures were $31.6 million this quarter and $69.8 million for the year. Our growth capital allocation decisions are market-driven in nature and are intended to keep pace with the demand of our existing and new customers. Maintenance capital expenditures were $18.9 million this quarter and $37.8 million for the year.
COVID-19 government support programs
Cash received from COVID-19 government support programs amounted to $34.6 million this quarter and $137.1 million for the year.
6 Non-GAAP and other financial measures (see Section 3.7).
38 I CAE Financial Report 2021

Management’s Discussion and Analysis

6.2       Sources of liquidity

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.
In April 2020, we concluded a new two-year $500.0 million unsecured revolving credit facility to provide access to additional liquidity during the COVID-19 pandemic as a supplement to our current committed line of credit of US$850.0 million. The total amount available through these revolving credit facilities at March 31, 2021 was US$850.0 million and $500.0 million (2020 – US$850.0 million). There was no amount drawn under the facility as at March 31, 2021 (2020 – $505.5 million) and US$30.9 million was used for letters of credit (2020 – US$21.3 million). The applicable interest rate on these revolving credit facilities is variable, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a margin based on the private credit rating.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for US$225.0 million (2020 – US$225.0 million). This is an uncommitted revolving facility strictly for the issuance of performance bonds, advance payment guarantees or similar instruments. As at March 31, 2021 the total outstanding for these instruments was $157.4 million (2020 – $159.5 million).
We manage a program in which we sell interests in certain of our accounts receivable (receivable purchase facility) to third parties for cash consideration for amounts up to US$400.0 million (2020 – US$300.0 million). As at March 31, 2021, the carrying amount of the original accounts receivable sold to financial institutions pursuant to the receivable purchase program totaled a Canadian dollar equivalent of $298.8 million (2020 – $333.1 million) of which $26.4 million (2020 – $38.8 million), corresponding to the extent of our continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

As at March 31, 2021, we are compliant with all our financial covenants.
Total available liquidity as at March 31, 2021 was approximately $2.7 billion, including $926.1 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase program.

We expect COVID-19 to continue to have a negative impact on the amount and timing of cash generated from operations. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows, which is achieved through a forecast of our consolidated liquidity position, to ensure adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. Based on our scenario analysis, we believe that our cash and cash equivalents, the availability under our committed revolving credit facility and cash we expect to generate from our operations will be sufficient to meet financial requirements in the foreseeable future. To preserve liquidity and reduce operating costs, we enacted initiatives such as the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, temporary salary reductions in the first half of fiscal 2021, reduced work weeks, layoffs, a suspension of our common share dividends and share repurchase plan, obtaining payment deferrals on certain government royalty and R&D obligations, as well as applying for government support programs where eligible.

The following table summarizes the long-term debt:

	As at March 31	As at March 31
(amounts in millions)	2021	2020
Total long-term debt	$2,351.5	$3,312.2
Less:
Current portion of long-term debt	128.5	93.5
Current portion of lease liabilities	87.8	112.7
Long-term portion of long-term debt	$2,135.2	$3,106.0

In March 2021, we repaid a term loan amounting to US$50.0 million and replaced it with a term loan amounting to US$50.0 million maturing in 2022, bearing interest at a variable rate.

Also in March 2021, we entered into a term loan amounting to €31.7 million to refinance leased assets acquired as part of the FSC acquisition, and we purchased other various assets under lease for a total of US$42.7 million.

CAE Financial Report 2021 I 39

Management’s Discussion and Analysis

6.3       Government participation
We have agreements with various governments whereby the latter contribute a portion of the cost, based on expenditures incurred by CAE, of certain R&D programs for modeling, simulation and training services technology.

During fiscal 2019, we announced a plan to invest in R&D innovations over the next five years, including Project Digital Intelligence. The aim is to develop the next generation training solutions for aviation, defence and security and healthcare to leverage digital technologies. The Government of Canada, through the Strategic Innovation Fund (SIF), and the Government of Québec, through IQ, agreed to participate in the project through interest free loans of up to $150.0 million and $47.5 million, respectively, in relation to eligible costs incurred from fiscal 2019 to fiscal 2023.

During fiscal 2021, we concluded a new financial participation agreement with IQ. Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible CAE spending of $82.4 million related to Healthcare R&D programs which will support CAE's continued development of technologies, products and services that will allow to make healthcare safer.

During fiscal 2021, we, along with other industry partners, entered into a new financial participation agreement with the government of Quebec, through the Ministry of Economy and Innovation for the L'aéronef de demain project. The project will focus on the acceleration of technology development, digital transformation and knowledge for the advancement of the aircraft of the future, in particular those with hybrid electric propulsion, and implementation of associated services. The government of Quebec has committed to contribute amounts up to 50% of eligible costs incurred by CAE to fiscal 2022, up to a maximum of $10 million in non-refundable grants.

As part of our mitigation measures and to minimize the impact on employees, CAE has accessed government emergency relief measures and wage subsidy programs available around the world, where we have operations.

On April 11, 2020, the Canada Emergency Wage Subsidy (CEWS) was brought into law in Canada, which is intended to help Canadian businesses keep employees on their payroll through the challenges posed by the COVID-19 pandemic. We were eligible for the CEWS subsidy program throughout the fiscal year ended March 31, 2021, which allowed us to recall employees previously placed on furlough or reduced work weeks. The wage subsidies were applied as a substitute for some of the cost saving measures previously taken and to alleviate some of the impact on affected employees. The Government of Canada has proposed to extend the CEWS program to September 2021, although continuation in the program is subject to meeting the eligibility requirements and the conditions of the program. Additionally, the subsidy amounts available to CAE are expected to be significantly less in the upcoming fiscal year due to changes announced to date. Although these subsidies have added to our liquidity, we have carried higher operating costs than we otherwise would have absent these subsidies as a result of revoking some of our initial cost saving measures and additional costs incurred. While these additional costs are in certain cases estimated, they almost entirely neutralize the positive impacts of the COVID-19 government support programs.

6.4       Contractual obligations
We enter into contractual obligations and commercial commitments in the normal course of our business. The table below represents our contractual obligations and commitments for the next five years and thereafter:

Contractual obligations

(amounts in millions)	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (excluding interest)	$128.5	$125.1	$124.9	$234.3	$76.7	$1,314.8	$2,004.3
Lease liabilities (excluding interest)	87.8	43.5	39.6	25.3	21.2	129.8	347.2
Purchase commitments	195.9	55.5	22.0	8.1	7.2	—	288.7
	$412.2	$224.1	$186.5	$267.7	$105.1	$1,444.6	$2,640.2

We also had total availability under the committed revolving credit facility of US$1,217.0 million as at March 31, 2021 compared to US$323.2 million at March 31, 2020.

We have purchase commitments related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at various points in time.

As at March 31, 2021, we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue and various other long-term liabilities. CAE’s cash obligation in respect of the accrued employee pension liability depends on various elements including market returns, actuarial gains and losses and interest rates. We did not include deferred tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry‑forwards available.
40 I CAE Financial Report 2021

Management’s Discussion and Analysis

7.     CONSOLIDATED FINANCIAL POSITION
7.1       Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2021	2020
Use of capital:
Current assets	$3,378.6	$2,808.6
Less: cash and cash equivalents	(926.1)	(946.5)
Current liabilities	(2,633.3)	(2,062.3)
Less: current portion of long-term debt	216.3	206.2
Non-cash working capital[7]	$35.5	$6.0
Property, plant and equipment	1,969.4	2,154.0
Other long-term assets	3,400.4	3,521.0
Other long-term liabilities	(767.1)	(737.0)
Total capital employed	$4,638.2	$4,944.0
Source of capital[7]:
Current portion of long-term debt	$216.3	$206.2
Long-term debt	2,135.2	3,106.0
Less: cash and cash equivalents	(926.1)	(946.5)
Net debt[7]	$1,425.4	$2,365.7
Equity attributable to equity holders of the Company	3,140.5	2,489.7
Non-controlling interests	72.3	88.6
Source of capital	$4,638.2	$4,944.0

Capital employed decreased $305.8 million, or 6%, from last year
The decrease over last year was mainly due to lower property, plant and equipment, lower other long-term assets and higher other long-term liabilities, partially offset by higher non-cash working capital.

Return on capital employed (ROCE)7
Our ROCE was 1.7% this quarter. Adjusted ROCE was 5.0% this quarter, which compares to 10.7% in the fourth quarter of last year and 6.4% last quarter. Adjusted ROCE excluding COVID-19 government support programs was 3.1% this quarter.

Non-cash working capital increased by $29.5 million over last year
The increase was mainly due to lower derivative financial liabilities and contract liabilities, partially offset by lower contract assets and accounts receivable.

Property, plant and equipment decreased by $184.6 million from last year
The decrease was mainly due to movements in foreign exchange rates, impairment charges recognized during the year and depreciation in excess of capital expenditures, partially offset by the purchase of certain assets previously under lease.
Other long-term assets decreased by $120.6 million from last year
The decrease was mainly due to lower right-of-use assets driven by the purchase of certain leased assets, movements in foreign exchange rates and depreciation in excess of additions, partially offset by leased assets acquired as a result of business acquisitions completed during the year.
Other long-term liabilities increased by $30.1 million over last year
The increase was mainly due to higher deferred gains and other non-current liabilities, partially offset by lower deferred tax liabilities.
Net debt lower than last year
The decrease was mainly due to the net proceeds of the issuance of common shares under equity offerings completed during the year and movements in foreign exchange rates, partially offset by debt acquired as a result of business acquisitions completed during the year.

7 Non-GAAP and other financial measures (see Section 3.7).
CAE Financial Report 2021 I 41

Management’s Discussion and Analysis

Change in net debt8

(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)		FY2021	FY2020
Net debt, beginning of period		$2,365.7	$1,882.2
Lease liabilities added on April 1, 2019 as a result of the adoption of IFRS 16		$—	$265.8
Impact of cash movements on net debt
(see table in the consolidated cash movements section)		(821.0)	62.6
Effect of foreign exchange rate changes on long-term debt		(220.8)	108.8
Impact from business combinations		73.0	1.6
Non-cash lease liability movements		26.9	27.3
Other		1.6	17.4
Change in net debt during the period		$(940.3)	$483.5
Net debt, end of period		$1,425.4	$2,365.7

Net debt-to-capital[8]	%	30.7%	47.8
EBITDA[8]		$367.9	$842.5
Net debt-to-EBITDA[8]		3.87	2.81
Adjusted EBITDA[8]		$600.1	$895.8
Net debt-to-adjusted EBITDA[8]		2.38	2.64
Adjusted EBITDA excluding COVID-19 government support programs[8]		$472.7	$895.8
Net debt-to-adjusted EBITDA excluding COVID-19 government support programs[8]		3.02	2.64

Total equity increased by $634.5 million this year
The increase in equity was mainly due to the issuance of common shares under equity offerings completed during the year, partially offset by an unfavourable foreign currency translation and the net loss realized this year.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 293,355,463 common shares issued and outstanding as at March 31, 2021 with total share capital of $1,516.2 million. In addition, we had 7,476,902 options outstanding under the Employee Stock Option Plan (ESOP).

As at April 30, 2021, we had a total of 293,377,348 common shares issued and outstanding and 7,455,017 options outstanding under the ESOP.

Common share issuance
On November 30, 2020, we completed a public equity offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million. The net proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions and other future potential acquisition and growth opportunities. Pending such uses, the proceeds have been used to repay indebtedness outstanding under our credit facilities and held as cash or cash equivalents.

On March 12, 2021, we completed a marketed public equity offering of 10,454,545 common shares at a price of $34.29 (US$27.50) per share for gross proceeds of $358.5 million. The proceeds of the equity offering are for financing a portion of the purchase price and related costs of the proposed L3H MT acquisition.

Total issuance-related costs of the equity offerings amounted to $42.3 million, less income tax recovery of $11.2 million.

The issuance of 22,400,000 subscription receipts did not have an impact on total equity or our common shares outstanding as at March 31, 2021. Each subscription receipt will entitle the holder to receive one common share subject to closing of the L3H MT acquisition. You will find more details in Acquisitions announced but not yet completed.

8 Non-GAAP and other financial measures (see Section 3.7).
42 I CAE Financial Report 2021

Management’s Discussion and Analysis

Repurchase and cancellation of common shares
On February 7, 2020, we announced the renewal of the NCIB to purchase up to 5,321,474 of our common shares. The NCIB began on February 25, 2020 and ended on February 24, 2021. Purchases were made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB were cancelled. Share repurchases under our NCIB program were suspended as part of our COVID-19 pandemic mitigation measures on April 6, 2020. The NCIB has since expired and has not been renewed.

In fiscal 2021, no common shares were repurchased and cancelled under the NCIB (2020 – 1,493,331 common shares at a weighted average price of $33.22 per share, for a total consideration of $49.6 million).

Dividends
On April 6, 2020, dividend payments to common shareholders were suspended as part of our COVID-19 pandemic mitigation measures.

Our Board of Directors (the Board) has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy annually based on the cash requirements of our operating activities, liquidity requirements and projected financial position.

Guarantees
As at March 31, 2021, we have a total of $196.2 million outstanding letters of credit which are not recognized in the consolidated statement of financial position, compared to $189.6 million last fiscal year.

Pension obligations
We maintain defined benefit and defined contribution pension plans. Subsequent to recent legislative changes, the defined benefit pension plans are considered sufficiently funded. We expect to contribute $28.8 million in fiscal 2022.

7.2       Off balance sheet arrangements
In the normal course of business, we manage a program in which we sell interests in certain of our accounts receivable (receivable purchase facility) to financial institutions for cash consideration with limited recourse to CAE.

You will find more details about our financial assets program in Sources of Liquidity.

7.3       Financial instruments
We are exposed to various financial risks in the normal course of business. We enter into forward contracts and swap agreements to manage our exposure to fluctuations in foreign exchange rates, interest rates and share price which have an effect on our share‑based payments costs. We formally assess, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives we use in hedging transactions are highly effective in offsetting changes in cash flows of hedged items in relation to the hedged risk. We enter into these transactions to reduce our exposure to risk and volatility, and not for trading or speculative purposes. We only enter into contracts with counterparties that are of high credit quality.

Classification of financial instruments
We have made the following classifications for our financial instruments:

Financial assets:
–Cash and cash equivalents, restricted cash, restricted funds for subscription receipts deposit and derivative instruments not designated as hedging instrument in a hedge relationship, are classified at fair value through profit and loss (FVTPL);
–Accounts receivable, non-current receivables, net investment in finance leases and advances are classified at amortized cost, except for those that are acquired for the purpose of selling or repurchasing in the near term and classified as held for trading which are measured at FVTPL;
–Equity investments are classified at fair value through OCI (FVOCI).

Financial liabilities:
–Accounts payable and accrued liabilities, liabilities for subscription receipts, long-term debt, including interest payable, as well as lease liabilities and royalty obligations are classified at amortized cost;
–Contingent consideration arising on business combinations and derivative instruments not designated as hedging instrument in a hedge relationship are is classified at FVTPL.

Fair value of financial instruments
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, we primarily use external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate our best estimates of market participant assumptions. Counterparty credit risk and our own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

CAE Financial Report 2021 I 43

Management’s Discussion and Analysis

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
–The fair value of cash and cash equivalents, restricted funds for subscription receipts deposit, accounts receivable, accounts payable and accrued liabilities and liabilities for subscription receipts approximate their carrying values due to their short-term maturities;
–The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the reporting date;
–The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
–The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
–The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

A description of the fair value hierarchy is discussed in Note 31 of our consolidated financial statements.

Financial risk management
Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. Our exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with CAE. We are exposed to credit risk on our accounts receivable and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents and derivative financial assets. Credit risks arising from our normal commercial activities are managed with regards to customer credit risk.

Our customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, we typically receive substantial non-refundable advance payments for contracts with customers. We closely monitor our exposure to major airline companies in order to mitigate our risk to the extent possible. Furthermore, our trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase program). We do not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First, we enter into contracts with counterparties that are of high credit quality. We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom we trade derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by CAE or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 12 and Note 31 of our consolidated financial statements represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates. A summary of our exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments is included in Note 33 of our consolidated financial statements.

44 I CAE Financial Report 2021

Management’s Discussion and Analysis

Liquidity risk
Liquidity risk is defined as the potential risk that we cannot meet our cash obligations as they become due. We manage this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of our consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. We also regularly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk
Market risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

We use derivative instruments to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes.
Foreign currency risk
Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of fluctuations in foreign exchange rates. We are exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on our net investment from our foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar, Euro and British pound). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

We mitigate foreign currency risks by having our foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies, including firm commitments to acquire a business in a business combination such as the L3H MT acquisition. Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Interest rate risk
Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long‑term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We have floating rate debts through our revolving credit facilities and other specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2021, 94% (2020 – 74%) of the long-term debt bears fixed interest rates.

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Hedge of share-based payments expense
We have entered into equity swap agreements with major Canadian financial institutions to reduce our exposure to fluctuations in our share price relating to the deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan. Pursuant to the agreement, we receive the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in our share price impacting the cost of the DSU, RSU and PSU plans.

Hedge of net investments in foreign operations
As at March 31, 2021, we have designated a portion of our unsecured senior notes and term loans and a portion of our lease liabilities as a hedge of our net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.

A sensitivity analysis for foreign currency risk and interest rate risk is included in Note 33 of our consolidated financial statements.
CAE Financial Report 2021 I 45

Management’s Discussion and Analysis

8.     BUSINESS COMBINATIONS
8.1 Acquisitions completed during the year ended March 31, 2021
Flight Simulation Company B.V.
On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million, subject to purchase price adjustments. FSC is a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network.

Merlot Aero Limited
On December 22, 2020, we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $31.7 million and a long-term contingent cash consideration payable of up to US$10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expands our reach beyond pilot training and into the market for digitally-enabled crew optimization services.

TRU Simulation + Training Canada Inc.
On January 26, 2021, we acquired the shares of TRU Simulation + Training Canada Inc. (TRU Canada) for cash consideration (net of cash acquired) of $49.6 million, subject to purchase price adjustments. TRU Canada is a manufacturer of full‑flight simulators and flight training devices. The acquisition expands CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides CAE with a backlog of simulator orders, full‑flight simulators and access to a number of airline customers globally, as well as a 33.3% equity interest in TRU Flight Training Iceland ehf, a joint venture training centre with Iceland Air, located in Iceland.

The net assets acquired, including intangible assets, of FSC, Merlot and TRU Canada are included in the Civil Aviation Training Solutions segment. The goodwill arising from these acquisitions is mainly attributable to the expansion of CAE’s installed base of commercial flight simulators, the expansion of our reach into the market for digitally-enabled crew optimization services, market capacity consolidation and expected synergies from combining operations.

As at March 31, 2021, the purchase price allocation for FSC, Merlot and TRU Canada were preliminary.

You will find more details in Note 4 of our consolidated financial statements.

8.2 Acquisitions announced but not yet completed during the year ended March 31, 2021
L3Harris’ Military Training business
On March 1, 2021, we announced that we have entered into a definitive agreement to acquire L3Harris’ Military Training (L3H MT) business for US$1.05 billion, subject to purchase price adjustments. The L3H MT business includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. Subject to completion, the acquisition will expand our position as a platform-agnostic training systems integrator by diversifying our training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing our training and simulation capabilities in space and cyber. The closing of the acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

Financing of the acquisition
The purchase price and related costs of the acquisition of L3H MT will be financed with the net proceeds from our private placement of subscription receipts, the net proceeds from our marketed public offering that was completed in March 2021, and from currently available liquidities, including cash on hand and/or advances or drawdowns under one or more of our senior credit facilities or other debt financing.

Private placements of subscription receipts
On March 4, 2021, we completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million. As at March 31, 2021, the cash proceeds from the issuance of the subscription receipts were held by an escrow agent, in a restricted account, pending the fulfilment or waiver of all outstanding conditions precedent to the closing of the L3H MT acquisition. The restricted account is included in Restricted funds for subscription receipts deposit with a corresponding Liabilities for subscription receipts in the consolidated statement of financial position. As the funds were not directly received by CAE, they were not presented in our consolidated statement of cash flows.

As at March 31
(amounts in millions)	2021
Gross proceeds	$700.0
Interest earned on escrowed proceeds	0.1
Restricted funds for subscription receipts deposit	$700.1
Accrued commitment fee	14.0
Liabilities for subscription receipts	$714.1
46 I CAE Financial Report 2021

Management’s Discussion and Analysis

Each subscription receipt will entitle the holder to receive one common share as well as a commitment fee of 4% of the aggregate gross proceeds upon and subject to closing of the L3H MT acquisition. In the event the acquisition does not close, holders of the subscription receipts will be entitled to a full return of their gross proceeds together with any interest earned thereon and a portion of the commitment fee. The accrued commitment fee, which amounts to $14.0 million, represents the portion of the fee that is not contingent on the closing of the acquisition, and has been recorded as a deduction from equity, less income tax recovery of $3.7 million. An additional $14.0 million is contingent on, and payable at, the closing of the acquisition and therefore was not accrued as at March 31, 2021. Other issuance-related costs amounted to $3.0 million and have been recorded as a deduction from equity, less income tax recovery of $0.8 million.

Hedging
In order to mitigate the potential impact on the purchase price of variations in the foreign exchange rate, we entered into forward foreign currency contracts to hedge a portion of the purchase price of the L3H MT acquisition (US$800 million). We applied hedge accounting and the change in fair value of these financial instruments, which resulted in a loss of $7.7 million, was recorded in other comprehensive income as at March 31, 2021.

9.     BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Our risk management strategy is forward-looking and aligned with our business strategy. CAE’s risk-taking activities are undertaken with the understanding that risk-taking and effective management of risks are necessary and integral to achieving strategic objectives and managing business operations.

When making decisions about risk-taking and risk management, we place the highest priority on the following objectives:
–To protect the health and safety of our employees, customers, stakeholders and the general public;
–To protect our reputation and brand;
–To maintain financial strength;
–To effectively and prudently deploy capital invested by our shareholders; and
–To safeguard the expectations we have established with our shareholders, customers and creditors.

The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as risks arising from the COVID-19 pandemic, industry-related risks, risks specific to CAE, risks related to the current market environment and risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. One should carefully consider the following risk factors, in addition to the other information contained herein, before deciding to purchase CAE securities.

Risk governance
We maintain strong risk governance and oversight practices. Management and the Board discuss the principal risks facing our business quarterly and annually during the strategic planning and budgeting processes. To mitigate the risks that may impact our future performance, management has established an enterprise risk management (ERM) policy and a framework that provides a structured approach to assess, identify and prioritize risks.

This framework relies on a three lines of defence (LoD) model where the business segments, the risk management function and our internal audit function work together to manage these risks and continuously improve the risk management process:
–The first line is our leaders who are accountable for the risks they assume and for the daily management of their risks and controls. They are responsible for implementing corrective actions and maintaining and executing effective internal controls on a day‑to‑day basis;
–The second line of defence involves various risk management, compliance, and controllership functions. This group helps facilitate and monitor the implementation of effective risk management practices and assist risk owners in defining the target risk exposure and reporting adequate risk-related information throughout CAE. The second line provides risk oversight across the enterprise and advises senior management in connection with ERM. Led by the Senior Vice President, Strategy and Investor Relations with the support of the General Counsel, Chief Compliance Officer and Corporate Secretary, the second line manages the ERM process and is supported as required by experts, risk champions, consultants and any other resources deemed appropriate to achieve the desired level of risk management;
–At the third level, Internal Audit provides to the Audit Committee and management an independent appraisal of our risk management framework, control environment and internal control systems. They advise and recommend to senior management opportunities for improvements in internal controls, risk management systems as well as bring to management’s attention organizational and operational benefits to be derived from engagements. Internal Audit is governed by the Internal Audit Charter.

Management develops and deploys risk mitigation strategies that align with our strategic objectives and business processes. Management continuously reviews the evolution of the principal risks facing our business and the Board oversees the risk management process and validates it through procedures performed by our internal auditors, when it deems necessary.

CAE Financial Report 2021 I 47

Management’s Discussion and Analysis

Risk approach and implementation
CAE promotes a strong risk culture that allows individuals and groups to make better risk-based decisions aligned with our strategic objectives and risk appetite. A strong risk culture also allows us to maximize opportunities. Early identification of risks also helps CAE be more proactive and prevent major incidents. A strong risk culture and common approach to risk management are integral to our risk management practices.

Each business unit and functional group identifies and assesses key and emerging risks on an ongoing basis. Risk owners are responsible to report, via the chain of command, the evolution of the risk profile that they own. All risks are either measured quantitatively or assessed qualitatively and aggregated at an enterprise level. Risk assessment criteria provides a consistent risk assessment process and risk ratings.

CAE’s comprehensive risk profile is updated on a regular basis and when a major shift occurs, such as significant M&A activity. It is prepared considering CAE’s strategic and business plans and identifies an “owner” of each risk. It is presented to the Executive Management Committee, and a summary thereof to the Board, together with risk management activities to address those risks. All risk issues or weaknesses are reported to the Executive Management Committee or the Senior Vice President, Strategy and Investor Relations, who assesses their severity and potential impact. Corrective action plans are developed, monitored and reported on a timely basis.

9.1      Risks relating to the COVID-19 pandemic
In conducting our activities, CAE is exposed to operational risk events, including biological events. Such external events have occurred in the past such as the Ebola virus, Severe Acute Respiratory Syndrome, H1N1 influenza virus, Avian flu, or the Zika virus, and although not frequent, can have high adverse impacts on our industry and our business. COVID-19 has created unprecedented uncertainty in the global economy, the global air transportation environment and air passenger travel, disrupted global supply chains, created significant economic downturn and disruption of financial markets. The pandemic began to affect market demand in Asia early in the fourth quarter of fiscal 2020 as border restrictions were implemented and through the rest of the world in March 2020. Several of our customers are continuing to face significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. This outbreak has had an important and immediate impact on all our businesses, especially in Civil Aviation where certain commercial airlines are experiencing financial difficulties.

It is difficult to accurately predict the duration or severity of the pandemic and it is extremely challenging for CAE to accurately estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects to our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time.

CAE has been closely monitoring and actively implementing and updating our response to the evolving COVID-19 pandemic and its impacts on employees, operations, the global economy and the demand for our products and services. We have formed a committee composed of the senior leadership team and key leaders in the organization to monitor the evolution of the pandemic, to evaluate the measures being put in place by local and national governments and the resulting impacts on CAE. As needed, the committee implements necessary contingency plans in real time as the current situation continues to unfold, with a focus on three priorities: protecting employees’ health and safety; supporting customers' critical operations and ensuring business continuity. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations going forward. Additionally, the impact on our business, financial condition and results of operations of new technologies and initiatives we have launched, or may launch, in response to the COVID-19 pandemic is uncertain and we may be subject to additional risks in connection with such technologies and initiatives.

The COVID-19 pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in our supply chain, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

48 I CAE Financial Report 2021

Management’s Discussion and Analysis

Since the impact of COVID-19 is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. It is difficult to predict the duration or severity of the pandemic and it is extremely challenging for CAE to estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan, though the impact may continue to be material. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. In the short-term; however, the Company expects the COVID-19 pandemic to continue to have a significant negative impact on its performance relative to pre‑pandemic levels. COVID-19 remains a global reality and the resumption of CAE’s recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume in our end markets. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects on our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. Moreover, a material adverse effect on our employees, customers, suppliers, partners and/or other stakeholders could have a material adverse effect on us.

Health and Safety
The spread of COVID-19 may impact the health of our personnel, partners and contractors, including members of our management team, and may make it difficult to recruit, attract and retain skilled personnel, reducing the availability of our workforce and causing human impacts that may, in turn, negatively impact our business. Prolonged illness of our senior executives could also have an adverse effect on the management of our business and financial results. Since safety is one of our main priorities at CAE, we implemented mitigation measures to reduce the risk of potential outbreaks, including compelling most employees to work from home, where possible, initiating production shifts, creating protocols, policies and guidelines for employees, suppliers, customers and visitors, and closing certain areas in our facilities to facilitate maintenance. We also have in place an emergency succession plan to deal with any situation which requires the immediate replacement of our key senior executives.

Reduction and Suspension of Operations
The pandemic is causing a slowdown and temporary restrictions to our operations in certain geographic locations impacted by the outbreak, including significantly lower training utilization and delays in the execution of backlog due to travel bans, border restrictions, client access restrictions and supply chain disruptions. At the beginning of the fiscal year, several of our training locations worldwide suspended operations or were operating at significantly reduced capacities as a result of the severe and abrupt drop in air passenger travel and airlines and business jet operators having to ground many aircraft. While all previously closed training locations have re‑opened at full or reduced capacities, we continue to operate on an adaptive basis and in accordance with the local COVID-19 situation and government protocols.

Delay in the production of goods and completion of CAE’s services may require us to incur additional non-compensable costs, including overtime work, that are necessary to meet clients’ schedules. Due to various factors, a delay in the commencement or completion of a project may also result in penalties or sanctions under contracts or even the cancellation of some contracts. Additionally, some of our customers, including governments, airlines and hospitals around the world, could delay contract awards as they are dealing with the pandemic and their own cash conservation measures.

Global Economy
As an emerging risk, the economic impact could be severe to global economies depending on the duration of the pandemic, the likelihood and scope of any subsequent waves of COVID-19 and the continued measures put in place to contain the outbreak. Global financial markets have experienced, and could continue to experience, significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions and financial markets. However, the efficacy of the government and central bank interventions is uncertain. Uncertainties related to, and perceived or experienced negative effects from, COVID-19 may continue to cause significant volatility or decline in the trading price of our securities, capital market conditions and general economic conditions. In addition, severe disruption and instability in the global financial markets and continued deteriorations in credit and financing conditions may increase the likelihood of litigation, increase the cost of or limit or restrict our ability to access debt and equity capital or other sources of funding on favourable terms, or at all, lead to consolidation that negatively impacts our business, increased competition, result in reductions in our work force, cause us to further reduce our capital spending or otherwise disrupt our business or make it more difficult to implement our strategic plans. Sustained adverse effects may also prevent us from satisfying debt financial covenants or result in possible credit ratings watch or downgrades. Also, the return on our pension plan assets and/or the discount rate used for valuing our post-employment benefit obligations may both be negatively impacted in the near to medium term. This could have an adverse effect on our post-employment benefit plan obligations and pension contributions in future years.

Several governments have implemented temporary measures to help offset the negative economic impacts such as the CEWS program in Canada and deferred tax filings for businesses and individuals worldwide. While these measures are beneficial for CAE and our employees, should the negative economic impacts exceed the period for which these relief measures have been granted, it can lead to increased cost containment policies such as job reductions and capital spending reductions in our own network.

Diversion of management attention
Preparing for and responding to the continuing pandemic and new technologies and initiatives we have launched or may launch in response to the COVID-19 pandemic, has and may continue to divert management’s attention from our key strategic priorities, increase costs as we prioritize health and safety matters for our personnel and the continuation of critical ongoing projects, and cause us to reduce, delay, or alter initiatives that may otherwise increase our long-term value.

CAE Financial Report 2021 I 49

Management’s Discussion and Analysis

We may implement additional restructuring, cost reduction or other business process initiatives that might result in extraordinary charges and expenses, failures to achieve our desired objectives, or unintended consequences. This includes, but is not limited to, distraction of our management and employees, business disruption, attrition beyond any planned reduction in workforce, inability to attract or retain key personnel and reduced employee productivity. Any of these risks might have a materially adverse impact on our business operations and our financial position or results of operations.

Heightened IT risks and inefficiencies
The immediate unanticipated rise in remote work arrangements implemented by CAE in response to the COVID-19 outbreak may cause inefficiencies and increased pressure on our information technology infrastructure and may increase CAE’s vulnerability to information technology and cybersecurity related risks and disruption to our information systems.

Liquidity risk
The continuing pandemic has increased the risk that we may encounter difficulty in meeting our obligations associated with financial liabilities. To preserve liquidity throughout the pandemic, we enacted strict cost containment measures and suspended dividend payments to common shareholders and share buybacks under the NCIB program. In addition, at the beginning of the fiscal year, we concluded a new two-year $500.0 million senior unsecured revolving credit facility and expanded our receivable purchase program from US$300.0 million to US$400.0 million. These transactions provide us access to additional liquidity and further strengthen our financial position. We believe that our cash and cash equivalents, the availability of cash under our committed revolving credit facility and the cash we expect to generate from our operations, is sufficient to meet financial requirements in the foreseeable future.

Credit risk
There is uncertainty regarding the duration of the COVID-19 pandemic and how it will impact the sufficiency of our customers' liquidity during the period where their operations are significantly impacted by a significant and abrupt reduction in air travel, self-isolation measures, travel bans, border restrictions and lockdown protocols. There is an increased credit risk for our airline customers due to the reduction of their operations and uncertainty relating to air travel recovery and the increased risk of airline bankruptcies. We are, however, a provider of regulated training services which are critical to airline operations, and therefore if any of our customers engage in reorganization or bankruptcy proceedings we are often designated as a critical supplier.

Overall, adverse changes in a customer's financial condition, including those resulting from the COVID-19 pandemic, could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's future business, or result in uncollectible trade accounts receivable from that customer. Future credit losses relating to any one of our major customers could be material and could result in a material charge to our financial results.

9.2      Risks relating to the industry
Competition
We sell our simulation products and training services in highly competitive international markets. New participants have emerged in recent years and the competitive environment is intense, with aerospace and defence companies positioning themselves to try to take greater market share by consolidating through mergers and acquisitions and vertical integration strategies and by developing their own internal capabilities. Most of our competitors in the simulation and training markets are also involved in other major segments of the aerospace and defence industry beyond simulation and training. As such, some of them are larger than we are, and may have greater financial, technical, marketing, manufacturing and distribution resources and market share which could adversely affect CAE’s ability to compete successfully. In addition, our main competitors are either aircraft manufacturers, or have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects.

OEMs have certain advantages in competing with independent training service providers. An OEM controls the pricing for the data, parts and equipment packages that are often required to manufacture a simulator specific to that OEM’s aircraft, which in turn, is a critical capital cost for any simulation-based training service provider. OEMs may be in a position to demand licence fees or royalties to permit the manufacturing of simulators based on the OEM’s aircraft, and/or permit any training on their respective simulators. However, CAE may have some advantages, as an independent training provider and simulator manufacturer, having the ability to replicate certain aircraft without data, parts and equipment packages from an OEM, as well as our global reach and diversified training network that includes joint ventures with large airline operators, who are aircraft customers for OEMs. In addition, we work with some OEMs on business opportunities related to equipment and training services.

Economic growth and pressure underlie the demand for all of our products and services. Periods of economic recession, constrained credit, government austerity and/or international commercial sanctions generally lead to heightened competition for demand of our services and products. This in turn, typically leads to a reduction in profit on sales won during such a period. Should such conditions occur, we could experience price and margin erosion.

50 I CAE Financial Report 2021

Management’s Discussion and Analysis

Business development and awarding of new contracts
We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to CAE. A significant portion of our revenue is dependent on obtaining new orders and continued replenishment of our backlog. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past, additionally, the impacts of the COVID-19 pandemic could cause a delay in the awarding of orders. The presence of new market participants as noted above, and their efforts to gain market share, creates heightened competition in bidding which may negatively impact pricing and margins. We intend to continue to grow market share by leveraging a high level of customer satisfaction and operational and organizational productivity.

Level and timing of defence spending
A significant portion of our revenues is generated by sales to defence and security customers around the world. We provide products and services for numerous programs to Australian, Canadian, European, UAE, U.S., and other foreign governments as both the prime and/or subcontractor. As defence spending comes from public funds and is always competing with other public interests for funding, there is a risk associated with the level of spending a particular country may devote to defence as well as the timing of defence contract awards, which can be very difficult to predict and may be impacted by numerous factors such as the political environment, foreign policy, macroeconomic conditions and nature of the international threat environment. Significant reductions to defence spending by mature markets such as in Australia, Canada, Europe, the UAE, and the U.S. or a significant delay in the timing of defence procurement could have a material negative impact on our future revenue, earnings and operations. Particularly, with the increased focus on COVID-19 relief measures around the globe, governments may be forced to reduce their defence spending. Additionally, the precipitous drop in oil prices, at the start of the pandemic, has further impacted opportunity flow in the Middle East. In order to mitigate the level and timing of defence procurements, we have established a diversified global business and a strong position on enduring platforms.

Government-funded defence and security programs
Like most companies that supply products and services to governments, government agencies routinely audit and investigate government contractors. These agencies may review our performance under our contracts, business processes, cost structure, and compliance with applicable laws, regulations and standards. Our incurred costs for each year are subject to audit by government agencies, which can result in payment demands related to costs they believe should be disallowed. We work with governments to assess the merits of claims and where appropriate reserve for amounts disputed. We could be required to provide repayments to governments and may have a negative effect on our results of operations. Contrary to cost-reimbursable contracts, some costs may not be reimbursed or allowed under fixed-price contracts, which may have a negative effect on our results of operations if we experience costs overruns.

Civil aviation industry
A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industries. The civil aviation market is predominantly driven by long-term trends in airline passenger and cargo traffic. The principal factors underlying long-term traffic growth are sustained economic growth and political stability both in developed and emerging markets. Air travel experienced a sharp deterioration with passenger traffic decreasing 66% in calendar 2020 compared to the prior year. There is a risk that we may experience a delayed recovery in air travel demand due to the unprecedented worldwide travel restrictions, expected higher unemployment rates, and a fall in consumer spending. Currently, IATA forecasts that domestic and international passenger demand for calendar 2021 is expected to be 43% of calendar 2019 pre‑COVID levels and they expect passenger traffic to recover to 2019 levels by 2024. Decreased airline passenger and cargo traffic for an extended period of time could have a material and adverse effect on our financial and operating performance. Specifically, as airlines struggle with reduced capacities or bankruptcies, CAE could experience the cancellation of FFS orders, reduction in FFS demand and lower demand for pilot recruitment, placement, and training. Despite the temporary global shock caused by the COVID-19 pandemic, the business aviation industry is expected to grow in the long term due to demand recovery combined with the introduction of new aircraft models and technologies.

Demand for training solutions in the civil aviation market is further influenced by airline profitability, availability of aircraft financing, OEMs ability to supply aircraft, world trade policies, technological advances, government-to-government relations, national aviation authority regulations, price and other competitive factors, fuel prices and geopolitical environment. Potential impediments to steady growth in air travel include major disruptions such as regional political instability, acts of terrorism, epidemics, pandemics, the prolonged continuation or future waves of the novel coronavirus, natural disasters, prolonged economic recessions, the interruption of global mobility including travel bans and border restrictions, oil price volatility, increased global environmental regulations or other major world events.

Constraints in the credit market may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services, and the purchase of our products. In addition, airline consolidations, fleet decisions or financial challenges involving any of our major commercial airline customers could impact our revenues and limit our opportunity to generate profits from those customers. Finally, prolonged reduction in operations as a result of COVID-19 could drive an increase of bankruptcies amongst airlines.

CAE Financial Report 2021 I 51

Management’s Discussion and Analysis

Regulatory matters
Our businesses are heavily regulated. We deal with many government agencies and entities and are subject to laws and regulations such as export controls, health and medical devices, national security and aviation authority of each country. These regulations may change without notice, which could impact our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. FAA, could mean that we have to make unplanned modifications to our products and services, causing delays, higher inventory levels or resulting in postponed or cancelled sales or changes to sales predictions.

The export of CAE’s technology and services is subject to export permit approvals and regulatory requirements, which can sometimes take several months to go through the approval process. These can result in delays in obtaining export permits or even prevent us from exporting to certain countries, entities or people in or from a country, and result in negative financial impacts.

We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could present opportunities or, to the contrary, have a materially negative effect on our results of operations or financial condition and we cannot be certain that we will be permitted to sell or licence certain products to customers or otherwise export CAE’s technology and services, which could cause a potential loss of revenue for us. Any changes in governmental policy or government actions resulting from the COVID-19 pandemic could disrupt our supply chain, prevent the sale or delivery of our products, or result in export license delays.

If we fail to comply with government laws and regulations related to export controls and national security requirements, we could be fined and/or suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Natural or other disasters
Extreme weather conditions or natural or other disasters, such as earthquakes, fires, floods, pandemics, epidemics (such as COVID-19) and similar events could disrupt our operations, damage our infrastructure or properties, endanger our employee's health and safety, impact the availability and cost of materials and resources, increase insurance and other operating costs and have a material adverse effect on our operating results, financial position or liquidity. In addition, we cannot be certain that our insurance coverage will be sufficient to cover all significant risk exposures. We are exposed to liabilities that are unique to the products and services that we provide. CAE maintains insurance for certain risks and may be adequately covered for said risks, however, insurance may not be available, or limits may not be adequate to cover all significant risk exposures. For example, CAE is not covered from the financial losses caused by communicable disease, including viruses and other epidemics, as certain coverages are not available for commercially reasonable terms. It is not certain whether there will be any insurance products in the future covering the risks of communicable disease.

Environmental laws and regulations
CAE is exposed to various environmental risks and is subject to complying with environmental laws and regulations which vary from country to country and are subject to change. CAE’s inability to comply with environmental laws and regulations could result in penalties, lawsuits and potential harm to its reputation.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we committed to may result in us having to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

Climate changes
Increased public awareness and growing concerns about climate change and the global transition to a low carbon economy result in a broad range of impacts, including potential strategic, reputational and structural related risks for CAE and its business partners and the emergence and evolvement of additional environmental and climate change regulations, frameworks, and guidance. Increasing regulatory expectations create a new set of compliance risks that need to be managed. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where we are present.

In addition, concerns about the environmental impacts of air travel, the “anti-flying” movement and tendencies towards “green” travel initiatives have contributed to higher levels of scrutiny with respect to emissions which could have the effect of reducing demand for air travel and could materially adversely impact our aviation business and reputation. As a result of these increased concerns, we achieved carbon neutrality in September 2020 by continuing to reduce our own emissions and by making investments in projects that offset our remaining annual carbon emissions.

52 I CAE Financial Report 2021

Management’s Discussion and Analysis

9.3      Risks relating to the Company
Evolving standards and technology innovation
The civil aviation and defence and security markets in which we operate are characterized by changes in customer requirements, new aircraft models, evolving industry standards, increased power to analyze data and evolving customer expectations influenced by global trends such as climate change, pandemics, the growth of developing markets, population growth and demographic factors. If we do not accurately predict the needs of our existing and prospective customers, develop new products, enhance existing products and services and invest in and develop new technologies that address those evolving standards and technologies, we may lose current customers and be unable to attract new customers. This could reduce our revenue and market share.

The evolution of technology could also have a negative impact on the value of our fleet of FFSs or require significant investments to our fleet to update to the evolving technology. The adoption of new technologies, such as artificial intelligence, machine learning and unmanned aerial systems or remotely piloted aircraft, presents opportunities for us, but may result in new and complex risks that would need to be managed effectively.

Our ability to penetrate new markets
Penetration of the new markets, including as a result of new technologies and initiatives we have launched or may launch in response to the COVID-19 pandemic, represents both a risk and an opportunity for CAE. Success in these markets is by no means assured. As we operate in new markets, unforeseen difficulties, major investments and additional expenditures could arise, which may have an adverse effect on our operations, financial position, profitability and reputation. Penetrating a new market is inherently more difficult than managing within our already established markets. New products and technologies introduced in new markets could also generate unanticipated safety or other concerns resulting in expanded product liability risks, potential product recalls and other regulatory issues that could have an adverse impact on us.

In particular, we may be exposed to increased risks as a result of the development, manufacturing and distribution of our CAE Air1 ventilator and PYURE air purifiers. Such new products that we sell and distribute could become subject to mislabeling, recall or other damage. Product liability or personal injury claims may be asserted against us with respect to any of the products we distribute, sell or services we provide. Such claims can include claims about the failure of the products we sell and distribute, or a deterioration in their quality or effectiveness (including their effectiveness to detect, treat or destroy microbial infections and viruses, including COVID-19), or any insufficiency or inadequacy in their labelling or in their directions for operation, which led or could lead to the death or a deterioration in the state of health of a patient, user or other person. Should a product or other liability issue arise, the coverage available under our insurance programs and the indemnification amounts available to us from third parties may not be adequate to protect us against the financial impact of the related claims. A product liability or personal injury issue or judgment against us or a product recall could damage our reputation and have a significant adverse effect on our businesses, reputation, operating results and/or financial condition.

Estimates of market opportunity
The estimates of market opportunity included in this report, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate and may not be indicative of our future growth. While our estimates of the addressable markets included in this report were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Further, even if the estimates of our market opportunity do prove to be accurate, we could fail to capture a significant portion, or any portion, of the available markets.

Research and development activities
We carry out some of our R&D initiatives with the financial participation of governments, including the Government of Quebec and the Government of Canada. The level of government financial participation reflects government policy, fiscal policy and other political and economic factors. We may not, in the future, be able to replace these existing programs with programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

We receive investment tax credits from federal and provincial governments in Canada and from the federal government in the U.S. and the U.K. on eligible R&D activities that we undertake. The credits we receive are based on legislation currently enacted. The investment tax credits available to us can be reduced by changes to the respective governments’ legislation which could have a negative impact on our financial performance and research and development activities.

Furthermore, our R&D investments in new products or technologies may or may not be successful. Our results may be impacted if we invest in products that are not accepted on the market, if customer demand or preferences change, if new products are not brought to market in a timely manner, if we lack commercial or procurement experience, if we experience delays in obtaining regulatory approvals, or if our products become obsolete. We may incur cost overruns in developing new products.

CAE Financial Report 2021 I 53

Management’s Discussion and Analysis

Fixed-price and long-term supply contracts
We provide our products and services mainly through fixed-price contracts that enable us, contrary to cost-reimbursable contracts, to benefit from performance improvements, cost reductions and efficiencies, but also require us to absorb cost overruns reducing profit margins or incurring losses if we are unable to achieve estimated costs and revenues. It can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that can run up to 25 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Strategic partnerships and long-term contracts
We have long-term strategic partnerships and contracts with major airlines, aircraft operators and defence forces around the world, including Authorized Training Provider agreements. These long-term contracts are included in our backlog at the awarded amount but could be subject to unexpected adjustments or cancellations and therefore do not represent a guarantee of our future revenues. We cannot be certain that these partnerships and contracts will be renewed on similar terms, or at all, when they expire, and our financial results could be adversely affected by our partners' level of operations and revenue, financial health, contribution and indemnifications. We can make no assurance that customers will fulfill existing purchase commitments, exercise purchase options or purchase additional products or services from CAE.

Backlog
Backlog represents management’s estimate of the aggregate amount of the revenues expected to be realized in the future. The termination, modification, delay, or suspension of multiple contracts may have a material and adverse effect on future revenues and profitability. We cannot guarantee that the revenues initially anticipated in our new orders will be realized in full, in a timely manner, or at all, or that, even if realized, such revenues will result in profits or cash generation as expected, and any shortfall may be significant.

Procurement and OEM leverage
We secure data, parts, equipment and many other inputs from a wide variety of OEMs, subcontractors and other sources. We are not always able to find two or more sources for inputs that we require, and, in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business. This could lead to onerous licencing terms, high licence fees or even refusal to licence to us the data, parts and equipment packages that are often required to manufacture and operate a simulator based on an OEM’s aircraft.

Where we use an internally produced simulation model for an aircraft or develop courseware without using OEM-sourced and licenced data, parts and equipment, the OEM in question may attempt retaliatory or obstructive actions against us to block the provision of training services or manufacturing, sale and/or deployment for training of a simulator for such aircraft, claiming breach of its intellectual property rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Similarly, where we use open source software, freeware or commercial off-the-shelf software from a third party, the third party in question or other persons may attempt retaliatory or obstructive actions against us to block the use of such software or freeware, claiming breach of licence rights or other legal basis. Such actions may cause us to incur material legal fees and/or may delay or prevent completion of the simulator development project or provision of training services, which may negatively impact our financial results.

Product integration and program management
Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated which may impact timing and profitability.

Protection of our intellectual property and brand
We rely, in part, on trade secrets, copyrights and contractual restrictions, such as confidentiality agreements, patents and licences to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries. Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

As the training partner of choice to enhance safety, efficiency and readiness, our brand is a significant asset. From time to time, we may authorize the use of our brand, under third party license agreements, such as our partnership with the Saudi National Company of Aviation to create a CAE Authorized Training Centre in the Middle East. Additionally, in certain of our flight training organizations, we outsource some flying to third-party providers, but ultimately remain accountable for their performance operating for our brand. We control and manage the use of our brand and ensure that our partners and suppliers meet rigorous standards to ensure that our brand value is preserved. Adverse publicity related to incidents or litigation involving us, our partners or suppliers may impact the value of our brand.
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Management’s Discussion and Analysis

Third-party intellectual property
Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. Our training systems may also involve the collection and analysis of customer performance data in connection with the use of our training systems. We may not be able to obtain access to these multiple data sets on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

The markets in which we operate are subject to extensive patenting by third parties. Our ability to modify existing products or to develop new products and services may be constrained by third-party patents such that we incur incremental costs to licence the use of the patent or design around the claims made therein.

Key personnel
Our continued success will depend in part on our ability to attract, recruit and retain key personnel and management with relevant skills, expertise and experience, including technology developers of our intellectual property. Our compensation policy is designed to mitigate this risk, however, the temporary compensation measures put in place during the COVID-19 pandemic could result in increased risks of losing talent to industries that have not been as severely impacted. We also have succession plans in place to help identify and develop an internal pipeline of leadership talent pertaining to engineers, technical and pilot instructors and general management domains. CAE is dependent on the industry experience, qualifications and knowledge of a variety of employees, including our executive officers, managers and other key employees to execute our business plan and operate our business. If we were to experience a shortfall, illness or a substantial turnover in our leadership or other key employees, our business, results from operations and financial condition could be materially adversely affected. Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for key roles, could impair our business until qualified replacements are found.

Labour relations
Approximately 2,100 employees are represented by unions and are covered by 51 collective agreements as of March 31, 2021. These differing collective bargaining agreements have various expiration dates. While we maintain positive relationships with our respective unions, the re-negotiations of the collective bargaining agreements could result in work disruption including work stoppages or work slowdowns. Should a work stoppage occur, it could interrupt our manufacturing or service operations at the impacted location which could adversely affect service to our customers and to our financial performance.

Liability risks that may not be covered by indemnity or insurance
We are exposed to liabilities that are unique to the products and services we provide, as our business is complex, international and involves extensive coordination and integration with numerous suppliers, large numbers of highly-skilled employees and partners, advanced technologies and stringent regulatory requirements and performance and reliability standards.

Accordingly, we may be exposed to claims and litigation, including claims for personal injury, illness, death, property damage or business interruption, arising from:
–Deficiencies in our simulation products and services that directly or indirectly cause damage and/or injury;
–Deficiencies in training programs or our training services delivery that directly or indirectly cause damage or injury;
–Incidents occurring during the use of equipment that we have manufactured or operate;
–Incidents involving products and services that we have provided, including claims for personal injuries or death;
–Deficiencies in our live flight training equipment, personnel or operations that directly or indirectly cause damage, injuries or death;
–Deficiencies in our mitigation and protective measures implemented to reduce the risk of a potential COVID-19 outbreak in one of our facilities or failure to adequately protect our customers, employees, contractors, workers and visitors from the virus;
–Defect or ineffectiveness in the new products we manufacture or distribute (including to detect or destroy microbial infections and viruses, including COVID-19).

Substantial costs could adversely impact our financial condition, cash flows, or operating results. In some but not all circumstances, we may be entitled to certain legal protections or indemnifications from our customers. Although we maintain insurance coverage from established insurance carriers to cover these risks, our insurance coverage may be inadequate to cover all claims and liabilities, the amount of such insurance coverage may not be sufficient, and we may be forced to bear substantial costs. Any accident, failure of, or defect in our products or services, even if fully indemnified or insured, could result in significant investment and negatively affect our reputation with our customers and the public. It also could affect the cost and availability of adequate insurance in the future.

CAE Financial Report 2021 I 55

Management’s Discussion and Analysis

Warranty or other product-related claims
We manufacture simulators that are highly complex and sophisticated. Additionally, we may purchase simulators or obtain simulators via acquisitions. These simulators may contain defects that are difficult to detect and correct and if they fail to operate correctly, there could be warranty claims, or we may incur significant additional costs to modify or retrofit these products. Correcting these defects could require significant additional costs. If a defective product is integrated into our customers' equipment, we could face product liability claims based on damages to the customers' equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We may also be subject to product liability claims relating to equipment and services related to discontinued operations sold in the past.

Reputational risk
Reputational risk may arise under many situations including, among others, quality or performance issues on our products or services, or the new technologies and products we have launched or may launch in response to the COVID-19 pandemic, inability to penetrate new markets or to meet expectations or demand for newly developed products and technologies, failure to maintain ethically and socially responsible operations, injuries or death arising from health and safety incidents during the operation process or training activities, or alleged or proven non-compliance with laws or regulations by our employees, agents, subcontractors, suppliers and/or business partners. Any negative publicity about, or significant damage to, our image and reputation could have an adverse impact on customer perception and confidence and may cause the cancellation of current work or influence our ability to obtain future sales or award of a contract. Furthermore, any unethical conduct by one of our suppliers or subcontractors or any allegations of unfair or illegal business practices by a supplier or subcontractor could also negatively affect our image and reputation. An occurrence of any of these situations could materially adversely affect our business and financial results.

Perceptions pertaining to social and governance approaches have changed in the recent years, and many customers and investors now agree that these issues have become a current concern and could affect corporate profitability and reputation.

U.S. foreign ownership, control or influence mitigation measures
CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued facility security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from foreign ownership, control or influence (FOCI) via a mitigation agreement. As a Canadian company, we have entered into FOCI mitigation agreements with U.S. Department of Defense that enable these U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement for CAE USA Inc. and a proxy agreement (Proxy Agreement) for CAE USA Inc.’s wholly owned subsidiary, CAE USA Mission Solutions Inc. (MSI). If we fail to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, our U.S. subsidiaries would no longer be eligible to enter into new contracts requiring a facility security clearance and would lose the right to perform its existing contracts with the U.S. government to completion.

Based on recent regulatory changes in the U.S., CAE has submitted a request to the U.S. government to terminate the Proxy Agreement. Upon termination of the Proxy Agreement, the separate board of directors established to oversee the management and operations of MSI will be dissolved. Thereafter MSI will operate under the CAE USA special security agreement.

Foreign private issuer status
As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multi‑jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), in accordance with Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, CAE is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between our corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. CAE is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker‑dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in our securities on the basis of the information.

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Management’s Discussion and Analysis

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

Enforceability of civil liabilities against our directors and officers
CAE is governed by the Canada Business Corporations Act with its principal place of business in Canada. Most of our directors and officers reside in Canada. The majority of our assets and all or a substantial portion of the assets of these directors and officers may be located outside the U.S. Consequently, it may be difficult for investors who reside in the U.S. to effect service of process in the U.S. upon CAE or upon such persons who are not residents of the U.S., or to realize upon judgments of courts of the U.S. predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts would enforce judgments of U.S. courts obtained in actions against CAE or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the U.S., or would enforce, in original actions, liabilities against CAE or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of CAE’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the U.S. based solely on violations of Canadian securities laws.

Length of sales cycle
The sales cycle for our products and services can be long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for defence and security applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a period that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

Government procurement policies often allow unsuccessful bidders to protest a contract award. The protest of a contract awarded to CAE may result in the cancellation of our award, extend the period before which we can start recognizing revenue or cause us to incur material legal fees.
Seasonality
Our business, revenues and cash flows are affected by certain seasonal trends. In the Civil segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus, resulting in lower revenues. In the Defence segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the federal government’s budget cycle, which in the U.S. is based on a September year-end. We expect these trends to continue, however, results are not expected to follow historical patterns during the year ending March 31, 2022 due to the impact of the COVID-19 pandemic.
Returns to shareholders
Payment of dividends, the repurchase of shares under our NCIB program and other cash or capital returns to our shareholders are at the discretion of the Board of Directors and depend on various factors, including our operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, as well as our dividend and other policies which may be reviewed from time to time.

As a result, no assurance can be given as to whether CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who currently have their common shares enrolled in CAE’s Dividend Reinvestment Plan (DRIP) will continue to have their common shares participate in the DRIP, which may have an impact on our cash flows.

Given the impacts of the COVID-19 pandemic, CAE’s Board of Directors has approved, on April 6, 2020, a suspension of dividend payments to common shareholders and share repurchases under our NCIB program to preserve liquidity. This position will be reviewed periodically. The NCIB has since expired and has not been renewed as of the date hereof.

CAE Financial Report 2021 I 57

Management’s Discussion and Analysis

Information technology and cybersecurity
We depend on information technology infrastructure and systems, hosted internally or outsourced, to conduct day-to-day operations and for the effective operation of our business. Our business also requires the appropriate and secure utilization of sensitive and confidential information belonging to third parties such as aircraft OEMs, national defence forces and customers. While we strive to leverage technology to meet the growing needs of our customers and enhance the efficiency of our operations, it nevertheless comes with information security and cybersecurity risks.

Due to the size, scale, and global nature of our operations, our heavy reliance on the internet to conduct day-to-day business activities, our intricate technological infrastructure, our business relationships with aircraft OEMs and defence and security customers and our use of third-party service providers, we are subject to heightened risks. These risks include information technology system failures and non‑availability, cyber-attacks, cyber extortion, breaches of systems security, malware, unauthorized attempts to gain access to our proprietary and sensitive information, hacking, phishing, identity theft, theft of intellectual property and confidential information, denial‑of‑service attacks aimed at causing network failures and services interruption and other cybersecurity threats to our information technology infrastructure and systems.

These IT and cybersecurity risks could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential or classified information belonging to CAE, our employees, or our business partners, including aircraft OEMs and defence and security customers, expose us to client attrition, non-compliance with privacy legislation or any other laws in effect, litigation, fines, penalties or regulatory action, compliance costs, corrective measures, investigative or restoration costs, cost hikes to maintain and upgrade technological infrastructures and systems or reputational harm, all of which could have a negative effect on CAE’s operating results, reporting capabilities, profitability and reputation.

A series of governance processes are in place to mitigate these risks. To address the challenges of the evolving cyber threat landscape and as the volume and sophistication of cyber-attacks continue to increase, we continuously review our security measures. We have developed a three year cybersecurity program in order to cope with these increasing threats. We have implemented security controls, policy enforcement mechanisms, management oversight and monitoring systems in order to prevent, detect and address potential threats. However, we may find it necessary to make further investments to protect our data and infrastructure, as well as our customers data, against cyber-attacks.

The increased volume of employees working remotely and using online video conferencing and collaborative platforms due to COVID-19 social distancing measures could result in increased cybersecurity threats. In order to manage these threats, we have increased our monitoring of these threats, we have accelerated certain initiatives and we have been working with third parties to focus on our 24/7 monitoring of our activities.

The amount of cyber insurance coverage that we maintain may not be adequate nor sufficient to cover the claims or liabilities resulting from cyber-attacks. Given the highly evolving nature of cyber or other security threats or disruptions and their increased frequency, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such threats or disruptions may not be fully insured or indemnified by other means. In addition, the digital transformation and the adoption of emerging technologies, such as artificial intelligence and machine learning, call for continued focus and investment to manage our risks effectively.

Furthermore, we may experience similar security threats at customer sites that we operate or manage or to which we gain access to deliver services. We must rely on our own safeguards as well as the safeguards put in place by our partners to mitigate the threats. Our partners have varying levels of cybersecurity expertise and safeguards, and their relationships with government contractors, such as CAE, may increase the likelihood that they are targeted by the same cyber threats we face.

We may, from time to time, replace or update our information technology networks and systems. The implementation of, and transition to, new networks and systems can temporarily disrupt our business activities and result in productivity disruptions.
Reliance on third-party providers for information technology systems and infrastructure management
We have outsourced certain information technology systems maintenance and support services and infrastructure management functions, to third-party service providers. If these service providers are disrupted or do not perform effectively, it may have a material adverse impact on our operations and/or we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies and/or security vulnerability, and can have a negative impact on our reputation. To cope with these risks we have implemented a third party vendor cybersecurity risk process in order to ensure that our suppliers have the appropriate level of controls over the process of CAE information assets outsourced to them.
Data privacy
The management, use and protection of data, including sensitive data, including use and disclosure of health information in the healthcare industry, are becoming increasingly important, particularly given the high value attributed to data and the potential exposure to operational risks, reputational risks, and regulatory compliance risks, including compliance with the General Data Protection Regulation in the European Union since May 2018 and the California Consumer Privacy Act since January 2020, and the expected proliferation of similar regulatory frameworks in other regions. Further, as our collaboration with third parties continues to grow and as we adopt new technologies and business models and, as a result of initiatives we have launched or may launch in response to the COVID-19 pandemic, our potential exposure to regulatory compliance, operational and reputational risk increases.

58 I CAE Financial Report 2021

Management’s Discussion and Analysis

As a result of the new initiatives we have launched or may launch in response to the COVID-19 pandemic, we may collect and process personal health information and other confidential and sensitive data about individuals. The success of some of these new initiatives depend on the constituents’ willingness to entrust us with their health related and other sensitive personal information. Under applicable privacy and data protection laws, we must maintain adequate safeguards to protect individually identifiable health information and ensure the confidentiality, integrity and availability of electronic protected health information. Our efforts to comply with privacy laws complicates our operations and adds to our compliance costs.

If we fail to comply with applicable privacy laws, we could be subject to regulatory penalties, face audits or investigations by various government agencies relating to our compliance with these regulations, experience damage to our reputation or a loss of confidence in our products and services. We may also incur additional costs for remediation and modification or enhancement of our information systems to prevent future occurrences, all of which could adversely affect our business, operations or financial results. We also have contractual obligations that might be breached if we fail to comply

Furthermore, the adoption of emerging technologies, such as cloud computing, artificial intelligence, process automatization and robotics could lead to both new and complex risks that require continued focus and investment to manage effectively. We identify, assess and manage the operational risk associated with the implementation of new technologies prior to their adoption.
9.4      Risks relating to the market
Foreign exchange
Our operations are global with approximately 90% of our revenue generated from worldwide exports and international activities generally denominated in foreign currencies, mainly the U.S. dollar, the Euro and the British pound. Our revenue is generated approximately one‑third in each of the U.S, Europe and the rest of the world.

Three areas of our business are exposed to fluctuations of foreign exchange rates; our global network of training and services operations, our production operations abroad (mainly in Germany, and the U.S.) and our production operations in Canada as a significant portion of the revenue generated in Canada is in foreign currencies, while a large portion of our operating costs is in Canadian dollars. When the Canadian dollar increases in value, it negatively affects our foreign currency-denominated revenue and hence our financial results. We generally hedge the milestone payments of sales contracts denominated in foreign currencies to mitigate the foreign exchange exposure. We continue to hold a portfolio of currency hedging positions to mitigate the risk of future revenues exposed to the volatility of the Canadian dollar versus foreign currencies. The hedges are intended to cover the revenue exceeding the foreign cost component of the contract. Since not all of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that may impact our financial results. This residual exposure may be higher when currencies experience significant short-term volatility. When the Canadian dollar decreases in value, it negatively affects our foreign currency-denominated costs.

Business conducted through our foreign operations are substantially based in local currencies. A natural hedge exists by virtue of revenues and operating expenses being in like currencies. However, changes in the value of foreign currencies relative to the Canadian dollar creates unhedged currency translation exposure since results are consolidated in Canadian dollars for financial reporting purposes. Appreciation of foreign currencies against the Canadian dollar would have a positive translation impact and a devaluation of foreign currencies against the Canadian dollar would have the opposite effect.

Availability of capital
We depend, in part, upon our debt funding and access to capital markets. We have various debt facilities with maturities ranging between July 2021 and July 2043, and we cannot provide assurance that these facilities will be refinanced at the same cost, for the same duration and on similar terms as were previously available. If we require additional debt funding, our market liquidity may not be sufficient considering multiple factors including a decline in our financial performance, outlook or our credit ratings, which may adversely affect our ability to fund our operations and contractual or financing commitments.

Our credit facilities have standard financial covenants. In the event that we are unable to maintain compliance with such covenants, we may have restricted access to capital and we would be required to obtain an amendment or waiver from our lenders, refinance the indebtedness subject to covenants or take other mitigating actions prior to a potential breach.

Sales of additional common shares
We are authorized to issue an unlimited number of common shares. We may issue additional common shares or other securities convertible into common shares to raise funds for future operations or for other purposes (including as incentive compensation or to finance future acquisitions). Any future issuance of common shares, or other securities convertible into common shares, may result in dilution to present and prospective common shareholders. CAE cannot predict the size of future issuances of common shares or the effect that future issuances and sales of common shares will have on the market price of the common shares. Issuances of a substantial number of additional common shares (or securities convertible into common shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the common shares. With any additional issuance of common shares, investors will suffer additional dilution to their voting power, and CAE may experience dilution in its earnings per share.

CAE Financial Report 2021 I 59

Management’s Discussion and Analysis

Market price and volatility of our common shares
The market price of our common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, and heightened in the context of the COVID-19 pandemic and related uncertainty, including, but not limited to, announcements of new developments, actual or anticipated fluctuations in our operating results, sales of common shares in the marketplace, changes in forecasts, estimates or recommendations of securities research analysts regarding our future operating results or financial performance, changes in the economic performance or market valuations of other issuers that investors deem comparable to CAE, addition or departure of our executive officers and other key personnel, the declaration and payment of dividends, increases or decreases in the amount of dividends to be paid or expected to be paid by CAE, release or expiration of lock‑up or other transfer restrictions on outstanding common shares, sales or anticipated sales of additional common shares by CAE, significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving CAE or our competitors, news reports relating to trends, concerns, technological or competitive developments, the impact of various tax laws or rates and general market conditions or the worldwide economy. In certain circumstances, stock markets experience significant price and volume fluctuations, which are unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Credit risk
We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of certain customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit to secure our customers’ payments to us.

Impairment Risk
The carrying amounts of our non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists. Factors that may result in a change in circumstances, indicating that the carrying value of our goodwill or non-financial assets may not be recoverable, include a decline in our stock price and market capitalization, reduced future estimated cash flows, and slower growth rates than forecasted. Although we believe our assumptions and estimates are reasonable and appropriate, any changes in key assumptions, including a failure to meet our five-year strategic plan or other unanticipated events and circumstances, such as uncertainties created by the COVID-19 pandemic, may affect the accuracy or validity of such estimates. Because of the significance of our goodwill and other non-financial assets, any future impairment of these assets could require material non-cash charges to our operating results, which also could have a material adverse effect on our financial condition.

Pension plans
Economic and capital market fluctuations can negatively affect the investment performance, funding and expense associated with our defined benefit pension plans. Pension funding for these plans is based on actuarial estimates and is subject to limitations under applicable regulations. Actuarial estimates prepared during the year were based on, amongst others, assumptions regarding the performance of financial markets, discount rates, inflation rates, future salary increases, estimated retirement ages and mortality rates. The actuarial funding valuation reports determine the amount of cash contributions that we are required to make into registered retirement plans. There can be no assurance that our pension expense and the funding of these plans will not increase in the future, negatively impacting our earnings, cash flow and shareholders' equity. We seek to mitigate this risk by implementing policies and procedures designed to control investment risk and through ongoing monitoring of our funding position.

Doing business in foreign countries
We have operations in over 35 countries including our joint venture operations. We also sell and deliver products and services to customers around the world. Sales to customers outside Canada made up approximately 90% of revenue in fiscal 2021. We expect sales outside Canada to continue to represent a significant portion of revenue in the foreseeable future. As a result, we are subject to the risks of doing business internationally, including geopolitical instability.

60 I CAE Financial Report 2021

Management’s Discussion and Analysis

These are the main risks we are facing attributable to international operations:
–Change in Canadian and foreign government policies, laws, regulations and regulatory requirements, or the interpretation, application, and/or enforcement thereof;
–Adoption of new, and the expansion of existing tariffs, embargoes, controls, sanctions trade, work or travel restrictions and other restrictions;
–Recessions and other economic crises in other regions, or specific foreign economies and the impact on our cost of doing business in those countries;
–Acts of war, civil unrest, force majeure and terrorism;
–Social, economic and geopolitical instability;
–Risk that inter-governmental relationships may deteriorate such that CAE’s operations in a given country may be negatively impacted;
–Limitations on the CAE’s ability to repatriate cash, funds or capital invested or held in jurisdictions outside Canada;
–Difficulties, delays and expense that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions;
–Complexity and corruption risks of using foreign representatives and consultants.

Also, changes to the regulatory environment in countries in which we do business may lead to higher custom tariffs, stricter trade policies, changes in the sanctions regime, export restrictions and other restrictions, that may have a negative impact on our sales, financial results and business model.

Geopolitical uncertainty
Global uncertainty continued to intensify throughout fiscal 2021 and, in some parts of the world, political instability has become more pronounced, protracted and unpredictable.

Rising or persisting geopolitical tensions, policy changes and prolonged political instability in various countries where we have a presence could lead to delays or cancellation of orders, deliveries or projects, or the expropriation of assets, in which we have invested significant resources, particularly when the customers are state-owned or state-controlled entities. It is possible that in the markets we serve, unanticipated political instability could impact our operating results and financial position.

Uncertainties pertaining to the political direction of the U.S. and the current Chinese-American trade tension may continue to impact global economic growth prospects and market sentiment.

Anti-corruption laws
Sales to foreign customers are subject to Canadian and foreign laws and regulations, including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and other anti-corruption laws. While we have stringent policies in place to comply with such laws, failure by CAE, our employees, foreign representatives and consultants or others working on our behalf to comply with it could result in administrative, civil, or criminal liabilities, including suspension, debarment from bidding for or performing government contracts, which could have a material adverse effect on us. We frequently team with international subcontractors and suppliers who are also exposed to similar risks.

Taxation matters
We collect and pay significant amounts of taxes to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Also, a substantial portion of our business is conducted in foreign countries and is thereby subject to numerous countries’ tax laws and fiscal policies. A change in applicable tax laws, treaties or regulations or their interpretation could result in a higher effective tax rate on our earnings which could significantly impact our financial results. Additionally, many governments have introduced temporary tax relief measures as a result of the COVID-19 pandemic and there is a risk that we will not qualify for them all.

9.5      Risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures
As part of our growth strategy, at times we engage in business acquisitions or form joint ventures and strategic alliances. The realization of anticipated benefits from these acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies both in terms of successfully marketing our broadened product and service portfolio, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures, and policies, performance of the management team and other personnel of the acquired operations as well as cultural alignment. There can be no assurance that we will realize anticipated synergies, or that we will meet any financial and performance targets provided. In addition, our inability to adequately integrate an acquired business in a timely manner might result in departures of qualified personnel or lost business opportunities which would negatively impact operations and financial results. There are also risks associated with the acquisition of a business where certain legacy liabilities could arise. We also may make strategic divestitures from time to time. These transactions may result in continued involvement in the divested businesses, such as through guarantees and transition services following the transaction.

CAE Financial Report 2021 I 61

Management’s Discussion and Analysis

CAE cannot assure investors that we will effectively manage our growth
Our growth has placed and may continue to place significant demands on our management and operational and financial infrastructure. As our operations grow in size, scope and complexity, and as we identify and pursue new opportunities, we may be subject to both transition and growth-related risks, including capacity constraints and pressure on our internal systems and controls, and may need to increase in scale our infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance we will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to our operating structure may result in increased costs or inefficiencies that we cannot anticipate. Changes as CAE grows may have a negative impact on our operations, and cost increases resulting from our inability to effectively manage our growth could adversely impact our profitability. Our ability to manage future growth effectively requires us to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage our employee base. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture and efficiencies, including our ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact our business performance and results of operations.

RISKS RELATING TO THE ACQUISITION OF L3HARRIS’ MILITARY TRAINING BUSINESS (L3H MT)
Integration of L3H MT
There can be no assurance that management will be able to fully realize some or all of the expected benefits of the L3H MT acquisition. The success of the L3H MT acquisition will depend, in large part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient matter, as well as our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating L3H MT with our own. To effectively integrate L3H MT into our current operations, we must establish appropriate operational, administrative, finance, management systems and controls and marketing functions relating to L3H MT. The nature of a carve-out acquisition such as this acquisition makes it inherently more difficult to assume operations upon closing and to integrate activities, as certain systems, processes and employees may not all be transferred with L3H MT to support such activities.

The integration of L3H MT will require the dedication of substantial effort, time and resources on the part of management, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration may result in significant challenges, and management may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with business partners or employees or to achieve the anticipated benefits of the L3H MT acquisition. We may also not be able to maintain the levels of revenue, earnings or operating efficiency that CAE and L3H MT had achieved or might achieve separately.

Any inability to successfully integrate the operations of CAE and L3H MT, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on our business, financial condition and results of operations. The challenges involved in the integration may include, among other things, the following: carrying on the ongoing business operations while integrating CAE’s business with L3H MT; the necessity of coordinating both geographically disparate and overlapping organizations and addressing possible differences in corporate and regional cultures and management philosophies; maintaining employee morale; retaining key personnel during the period between execution of the acquisition agreement and the closing and post‑closing of the acquisition, including addressing the uncertainties of key employees regarding their future; retaining key customers of L3H MT; integrating information technology systems and resources; integrating L3H MT into our accounting system and adjusting our internal control environment to cover L3H MT operations; unforeseen expenses or delays associated with the L3H MT acquisition; performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the acquisition; difficulties in anticipating and responding to actions that may be taken by competitors in response to the L3H MT acquisition; meeting the expectations of business partners during the period between execution of the acquisition agreement and the closing and post-closing of the L3H MT acquisition with respect to the overall integration of the businesses; and unplanned costs required to integrate the businesses and achieve synergies.

We cannot assure that we will successfully or cost-effectively transition and integrate L3H MT and our businesses. The failure to do so could have a material adverse effect on our financial condition, results of operations and business.

Possible delay or failure to achieve the anticipated benefits and cost synergies
Although management expects to attain certain cost synergies following closing of the L3H MT acquisition, inclusion of the estimated run-rate cost synergies should not be viewed as a representation that we will in fact achieve these synergies over such anticipated period or at all. We continue to evaluate our estimates of the synergies to be realized from the acquisition and to refine them and, as such, the actual cost synergies and the sources of the cost synergies could differ materially from our current estimates. In addition, expenses required to realize the synergies and the sources of the synergies could differ materially from these estimates and we cannot assure investors that we will achieve the full amount of anticipated run-rate cost synergies or at all, within the anticipated timelines or otherwise, or that these cost synergy programs will not have other adverse effects on our business. In light of these significant uncertainties, investors should not place undue reliance on these estimates of run-rate cost synergies.

62 I CAE Financial Report 2021

Management’s Discussion and Analysis

We could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits anticipated in the acquisition. All of these factors could cause dilution to our EPS or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of our common shares.

There can be no assurance that we will be able to achieve any of the synergies or other benefits that are anticipated as a result of the L3H MT acquisition. A variety of factors, including those risk factors set forth in this report, may also adversely affect the likelihood that the anticipated benefits of the L3H MT acquisition may be realized or that they will occur within the time periods anticipated by CAE.

Continued reliance on L3Harris Technologies, Inc. (L3Harris) following completion of the L3H MT acquisition
Under the acquisition agreement, CAE will not be acquiring certain assets currently owned by L3Harris that are used in both L3H MT and its other business segments. As such, CAE and L3Harris agreed to enter into a transitional services agreement upon closing of the L3H MT acquisition, which will provide for the continuing provision by L3Harris of certain transitional services to CAE, for a period of time following the acquisition closing date, on terms customary for a transaction such as the L3H MT acquisition. As a result, we will be reliant on L3Harris’ personnel, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services under the transitional services agreement. Accordingly, we continue to be exposed to adverse developments in the business and affairs of L3Harris, to its management and financial strength.

There can be no assurance that the transitional services provided by L3Harris pursuant to the transitional services agreement will be adequate for us to maintain the current operations of L3H MT and facilitate the efficient and effective transition of business operations, nor can there be any assurance that the transition process will be completed during the term of the transitional services agreement. If the transition process is not completed successfully, L3H MT’s operations and financial performance may be negatively affected, which could adversely affect our business, results of operations and financial condition. If, after the expiration of the transitional services agreement, we are unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those we receive from L3Harris, we may experience operational problems and an increase in its costs. In addition, the costs for such services may be higher than these costs when L3H MT was operated as part of L3Harris.

In addition, completing the information technology systems integration will require continued focus and investment by both CAE and L3Harris from and after the closing of the L3H MT acquisition. Failure to successfully migrate the necessary information technology from L3Harris’ legacy systems to our system (or the recreation of L3Harris’ systems by CAE), or a significant disruption in the information technology systems during this process could result in a lack of data and processes to enable management to effectively manage day-to-day operations of L3H MT or achieve its operational objectives, causing significant disruptions to L3H MT and potential material financial losses.

Failure by L3Harris to meet its obligations under the transitional services agreement could have a material adverse effect on the value of L3H MT.

Possible delay or failure to complete the L3H MT acquisition
The closing of the L3H MT acquisition is subject to the receipt of required regulatory approvals and the satisfaction of various closing conditions, which may not occur. The completion of the acquisition is also subject to normal commercial risks. There is no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Given a potentially long period prior to closing the L3H MT acquisition, there can be no assurance that L3H MT, or its operations and assets, may not be adversely affected by intervening events. Although the acquisition agreement contains covenants on the part of L3Harris regarding the operation of its business prior to the closing of the acquisition, CAE will not control or direct the operations of L3H MT until completion of the acquisition and L3Harris shall exercise control and supervision over its business operation. As such,L3H MT and the results of its operations may be adversely affected by events that are outside of our control, and we will indirectly be reliant on the business judgment and decisions of the board and management of L3Harris prior to the closing of the acquisition.

In the event the acquisition is not completed, we will have issued a significant number of additional common shares pursuant to the March public equity offering, and we will not have acquired the revenue generating assets that will be required to produce the earnings and cash flow we anticipated. As a result, failure to complete the acquisition would adversely affect CAE’s EPS.

If the acquisition is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our common shares, including:
–We will be required to pay costs relating to the acquisition, such as legal, accounting, and financial advisory fees, whether or not the L3H MT acquisition is completed;
–Time and resources committed by our management to matters relating to the acquisition could otherwise have been devoted to pursuing other beneficial opportunities;
–The market price of our common shares could decline to the extent that the current market price reflects a market assumption that the L3H MT acquisition will be completed; and
–We would not realize the benefits we expect to realize from consummating the L3H MT acquisition.

CAE Financial Report 2021 I 63

Management’s Discussion and Analysis

We may also be subject to litigation related to any failure to complete the L3H MT acquisition. If the L3H MT acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our common shares, which may cause the value of our investment to decline. We cannot provide any assurance that the L3H MT acquisition will be completed, that there will not be a delay in the completion of the L3H MT acquisition or that all or any of the anticipated benefits of the L3H MT acquisition will be obtained. In the event the L3H MT acquisition is materially delayed for any reason, the price of our common shares may decline.

Regulatory approvals and clearances
The closing of the L3H MT acquisition is subject to the receipt of regulatory and other third party approvals and clearances, including the expiration or early termination of any applicable waiting period (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, completion of the clearance process of the L3H MT acquisition by the Committee on Foreign Investment in the United States and acceptance by the United States Defense Counterintelligence and Security Agency, formerly known as the Defense Security Service, of a FOCI mitigation plan. The relevant authorities may decline to give approval or clearance for the L3H MT acquisition in connection with the required regulatory approvals or may attach terms and/or conditions to their approval or clearance, which could have a materially adverse effect on our ability to realize the anticipated benefits of, or complete, the L3H MT acquisition, and/or on CAE’s or L3H MT’s financial condition or results of operations. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain such regulatory approvals and clearances. In addition, in the event that regulatory agencies impose unfavourable terms and/or conditions on CAE or L3Harris (such as a requirement to sell or divest of certain assets or limitations on the future conduct of the entities), we may still be required to complete the transaction on the terms set forth in the acquisition agreement. We can provide no assurance that all required regulatory approvals and clearances will be obtained, within the anticipated timeline or at all, can provide no assurance with respect to any terms and/or conditions that may be imposed on such approvals and clearances and can provide no assurance that the L3H MT acquisition will be completed, or, if completed, that it will be on the terms disclosed in this report.

Currency exchange risk and foreign currency exposure
CAE anticipates funding a substantial portion of the purchase price of the acquisition and related costs from sources of funds denominated in Canadian dollars, including the net proceeds from the private placement of subscription receipts, however the purchase price and most related costs of the acquisition are denominated in U.S. dollars. A significant decline in the value of the Canadian dollar relative to the U.S. dollar could increase the cost to CAE of funding the purchase price and related costs of the L3H MT acquisition. Although we have implemented certain hedging strategies in order to mitigate its exposure to such currency exchange risk, there can be no assurance that such hedging or other risk management strategies, if any, undertaken by CAE will be effective. In addition, currency hedging entails a risk of illiquidity and, to the extent the U.S. dollar depreciates against the Canadian dollar, the risk of using hedges could result in losses greater than if the hedging had not been used. Also, hedging arrangements may have the effect of limiting or reducing the total returns to CAE if management’s expectations concerning future events or market conditions prove to be incorrect, in which case the costs associated with the hedging strategies may outweigh their benefits. Further, the operations of L3H MT are conducted mainly in U.S. dollars. After giving effect to the L3H MT acquisition, a larger portion of our earnings and net assets will be denominated in U.S. dollars. Following the L3H MT acquisition, the consolidated net income and cash flows of CAE will be impacted to a much greater extent by movements in the U.S. dollar relative to the Canadian dollar. In particular, decreases in the value of the U.S. dollar versus the Canadian dollar following the L3H MT acquisition, could negatively impact our net income as reported in Canadian dollars, which could cause a failure to realize the anticipated benefits of the L3H MT acquisition. Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted.

Potential undisclosed liabilities related to the L3H MT acquisition
Although we have conducted what we believe to be a sufficient level of investigation in connection with the L3H MT acquisition, there may be liabilities that we failed to discover or was unable to quantify accurately or at all in our due diligence, which we conducted prior to the execution of the acquisition agreement.

In connection with the L3H MT acquisition, we subscribed to a representation and warranty insurance policy. Nevertheless, this insurance policy is subject to certain exclusions and limitations. In addition, there may be circumstances for which the insurer may elect to limit such coverage or refuse to indemnify CAE or situations for which the coverage provided under the representation and warranty insurance policy may not be sufficient or applicable.

Further, investors will not have a direct statutory right or any other right against L3Harris or any of its shareholders in connection with such liabilities. The sole remedy of CAE against L3Harris will be exercising our rights under the acquisition agreement. There can be no assurance that we will be able to obtain the full amount of any claim made by it against L3Harris or the insurer for indemnification. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, could have a material adverse effect on our business, financial condition or future prospects.

While we have estimated these potential liabilities for the purposes of making our decision to enter into the acquisition agreement, there can be no assurance that any resulting liability will not exceed our estimates. The amount of such liability could have a material adverse effect on our financial position.

64 I CAE Financial Report 2021

Management’s Discussion and Analysis

Information provided by L3Harris with respect to L3H MT
Although CAE has conducted what it believes to be a sufficient level of investigation of L3H MT in connection with the Acquisition, an unavoidable level of risk remains regarding the accuracy and completeness of the information provided to CAE by L3Harris. While CAE has no reason to believe the information provided by L3Harris is misleading, untrue or incomplete in any material respect, CAE has not independently verified the accuracy or completeness of such information, and there may be events which may have occurred with respect to L3H MT or which may affect the completeness or accuracy of the information provided by L3Harris which are unknown to CAE.

The pendency of the L3H MT acquisition could adversely affect the business and operations of CAE and L3H MT
In connection with the pending L3H MT acquisition, certain clients of each of CAE and L3H MT may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of CAE and L3H MT, regardless of whether the L3H MT acquisition is completed. Similarly, current and prospective employees of CAE and L3Harris may experience uncertainty about their future roles following the L3H MT acquisition, which may materially adversely affect the ability of each of CAE and L3H MT to attract, retain and motivate key personnel during the pendency of the L3H MT acquisition and which may materially adversely divert attention from the daily activities of CAE’s and L3H MT’s existing employees. If key employees depart due to the uncertainty of employment and difficulty of integration or a desire not to remain with the combined company following completion of the L3H MT acquisition, the combined company may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could have a material adverse effect on the combined company’s business operations and financial results. In addition, we have diverted, and will continue to divert, significant management resources to complete the L3H MT acquisition, which could have a negative impact on our ability to manage existing operations or pursue alternative strategic transactions, which could adversely affect our business, financial condition and results of operations. Until the completion of the L3H MT acquisition, our shareholders will be exposed to the risks faced by our existing business without any of the potential benefits from the L3H MT acquisition. As a result of investor perceptions about the terms or benefits of the L3H MT acquisition, the market price of our common shares may decline.

Change of control/termination for convenience
L3H MT may be a party to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the L3H MT acquisition. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the L3H MT acquisition or adversely affect L3H MT’s results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

Acquisition and integration costs
We have incurred and expect to continue to incur a number of costs associated with completing the L3H MT acquisition and integrating the operations of CAE and L3H MT. The substantial majority of these costs will be non-recurring expenses resulting from the acquisition and will consist of transaction costs related to the L3H MT acquisition, including financial, legal and accounting costs, facilities and systems consolidation costs and employment-related costs. Such expenses are difficult to estimate accurately and may exceed current estimates. Additional unanticipated costs may be incurred in the integration of our business and L3H MT. Although we expect that the elimination of duplicative costs, as well as the realization of other synergies and efficiencies related to the integration of the businesses, may offset incremental transaction-related costs over time, this net benefit may not be achieved in the near term or at all. Accordingly, the benefits from the acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause our revenue assumptions to be inaccurate. Thus, any net benefit may not be achieved in the near term, the long term or at all.

We expect to incur additional indebtedness to finance the L3H MT acquisition and may not be able to meet our debt service requirements
We have on-going obligations to pay principal and interest on our outstanding indebtedness. Subject to certain restrictions, we also have the ability to incur additional borrowings. In addition, we intend to finance a portion of the purchase price and costs of the L3H MT acquisition out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of our revolving credit facilities or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting our flexibility and discretion to operate its business; limiting our ability to declare dividends on our common shares; having to dedicate a portion of our cash flows from operations to the payment of interest on our existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing us to increased interest expense on borrowings at variable rates; limiting our ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to our competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; increasing our financial expense and reducing our profitability; and making it more difficult for us to satisfy our covenants with respect to our indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all in order to repay the principal on such indebtedness when it becomes due.

If any of these circumstances arise in the future, this could have a material adverse effect on our business, financial condition, prospects and/or results of operations. Moreover, we may not be able to achieve our strategic growth objectives where the required capital resources are not available to fund both its organic and inorganic growth strategy.

CAE Financial Report 2021 I 65

Management’s Discussion and Analysis

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness (including after giving effect to advances or drawdowns under one or more of our revolving credit facilities or other debt financing to finance part of the purchase price and costs of the acquisition), we may be required to refinance, restructure or otherwise amend some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favorable as our current financing or that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

RISKS RELATING TO THE POST-ACQUISITION AND OPERATIONS OF CAE AND L3H MT
Increased Defence business and operations
Following the closing of the acquisition, L3H MT will operate under CAE USA, thereby expanding CAE’s Defence and Security segment. In addition to the additional risks included in this report applicable to the combined company following the L3H MT acquisition, our exposure to existing risks specifically applicable to the Defence and Security segment will be heightened. In particular, CAE and certain of our subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from FOCI via a mitigation agreement. As a Canadian company, CAE has entered into FOCI mitigation agreements with the U.S. Department of Defense that enable CAE USA and its U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement for CAE USA and a Proxy Agreement for CAE USA’s wholly owned subsidiary, MSI. If we fail to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated. If this occurred, our U.S. subsidiaries, and following the acquisition, L3H MT, would lose the right to perform its existing contracts with the U.S. government to completion and would no longer be eligible to enter into new contracts requiring a facility security clearance.

Based on recent regulatory changes in the U.S., CAE has submitted a request to the U.S. government to terminate the Proxy Agreement. Upon termination of the Proxy Agreement, the separate board of directors established to oversee the management and operations of MSI will be dissolved. Thereafter MSI will operate under the CAE USA special security agreement.

L3H MT depends on U.S. Government customers for a significant portion of its revenue
L3H MT is highly dependent on sales to U.S. Government customers, primarily defense-related programs with the U.S. Department of Defense and a broad range of programs with the U.S. Intelligence Community and other U.S. Government departments and agencies. Any significant disruption or deterioration of the relationship with the U.S. Government (in particular, the U.S. Department of Defense) would significantly reduce the combined company’s revenue and have an adverse impact on its financial condition, results of operations and cash flows.

Competitors of L3H MT continuously engage in efforts to expand their business relationships with the U.S. Government and will continue these efforts in the future, and the U.S. Government may choose to use other contractors. We expect that a majority of the business that L3H MT seeks will be awarded through competitive bidding. The U.S. Government has increasingly relied on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor ID/IQ, GWAC, General Services Administration Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. L3H MT operates in highly competitive markets. Some of its competitors may have greater financial resources than L3H MT and, in some areas, may have more extensive or more specialized engineering, manufacturing and marketing capabilities than L3H MT.

Further, the competitive bidding process involves significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to L3H MT or may be split with competitors, as well as the risk that L3H MT may fail to accurately estimate the resources and costs required to fulfill any contract awarded to it. The current competitive environment has resulted in an increase of bid protests from unsuccessful bidders, which typically extends the time until work on a contract can begin. Following any contract award, L3H MT may experience significant expense or delay, contract modification or contract rescission as a result of competitors protesting or challenging contracts awarded to it in competitive bidding.

Budget and appropriation decisions made by the U.S. Government are outside of our control and may have long-term consequences for L3H MT. U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including sequestration (automatic, across-the-board U.S. Government budgetary spending cuts) and potential alternative funding arrangements. A change in U.S. Government spending priorities or an increase in non-procurement spending at the expense of L3H MT’s programs, or a reduction in total U.S. Government spending, could have material adverse consequences on the combined company. Any inability of the U.S. Government to complete its budget process for any government fiscal year and consequently having to operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution” or shut down also could have material adverse consequences on the combined company.

66 I CAE Financial Report 2021

Management’s Discussion and Analysis

L3H MT depends significantly on U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited
Over its lifetime, a U.S. Government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. Government programs is subject to Congressional appropriations. In recent years, U.S. Government appropriations have been affected by larger U.S. Government budgetary issues and related legislation. Although multi‑year contracts may be authorized and appropriated in connection with major procurements, the U.S. Congress generally appropriates funds on a government fiscal year basis. Procurement funds are typically made available for obligation over the course of one to three years. Consequently, programs often initially receive only partial funding, and additional funds are obligated only as Congress authorizes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual appropriations process ultimately approved by Congress and the President of the U.S. or in separate supplemental appropriations or continuing resolutions, as applicable. The termination of funding for a U.S. Government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on the operations of the combined company. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase the overall costs of doing business. Negative audit findings by U.S. Government representatives could also result in adjustments to contract costs found to be improperly allocated to a specific contract, forfeiture of profits, suspension of payments, fines or suspension or debarment from U.S. Government contracting or subcontracting for a period of time and, in a worst case scenario, termination of a contract.

In addition, U.S. Government contracts generally contain provisions permitting termination, in whole or in part, at the U.S. Government’s convenience upon payment only for work done and commitments made at the time of termination. For some contracts, L3H MT is a subcontractor and not the prime contractor, and in those arrangements, the U.S. Government could terminate the prime contractor for convenience without regard for L3H MT’s performance as a subcontractor. We can give no assurance that one or more of L3H MT’s U.S. Government contracts will not be terminated under those circumstances. Also, we can give no assurance that L3H MT would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of its U.S. Government contracts. Because a significant portion of L3H MT’s revenue is dependent on its performance and payment under its U.S. Government contracts, the loss of one or more large contracts could have a material adverse impact on L3H MT’s financial condition, results of operations and cash flows.

The U.S. Government aspects of L3H MT also are subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in U.S. Government contracts, increase performance and compliance costs. These costs might increase in the future, thereby reducing L3H MT’s margins, which could have an adverse effect on its financial condition, results of operations and cash flows. In addition, the U.S. Government has and may continue to implement initiatives focused on efficiencies, affordability and cost growth and other changes to its procurement practices. These initiatives and changes to procurement practices may change the way U.S. Government contracts are solicited, negotiated and managed, which may affect whether and how L3H MT pursues opportunities to provide its products and services to the U.S. Government, including the terms and conditions under which it does so, which may have an adverse impact on its financial condition, results of operations and cash flows. For example, contracts awarded under the U.S. Department of Defense’s Other Transaction Authority for research and prototypes generally require cost-sharing and may not follow, or may follow only in part, standard U.S. Government contracting practices and terms, such as the Federal Acquisition Regulation and Cost Accounting Standards.

Failure to comply with applicable regulations and requirements could lead to fines, penalties, repayments, or compensatory or treble damages, or suspension or, if the violation is severe enough, debarment from U.S. Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various laws and regulations, including those related to procurement integrity, export control (including International Traffic in Arms Regulations (ITAR)), U.S. Government security, employment practices, protection of the environment, accuracy of records, proper recording of costs and foreign corruption. The termination of a U.S. Government contract or relationship as a result of any of these acts would have an adverse impact on the combined company’s operations and could have an adverse effect on its standing and eligibility for future U.S. Government contracts.

U.S. Government’s budget deficit, national debt, as well as any inability to complete budget process for any government fiscal year
Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the U.S. Government, what challenges budget reductions will present for the defense industry and whether annual appropriations bills for all agencies will be enacted in the future. The U.S. Government’s budget deficit and the national debt could have an adverse impact on the combined company’s financial condition, results of operations and cash flows in a number of ways, including the following:
–The U.S. Government could reduce or delay its spending on, or reprioritize its spending away from, the government programs in which L3H MT participates;
–U.S. Government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to, and the difficulty in predicting, U.S. Government spending priorities and levels; and
–L3H MT may experience declines in revenue, profitability and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of its customers and prospective customers, including U.S. Federal, state and local governments.

Furthermore, continued budget pressures could have serious negative consequences for the security of the U.S., the defense industrial base and the customers, employees, suppliers, investors and communities that rely on companies in the defense industrial base. Budget and program decisions made in this environment would have long-term implications for the combined company and the entire defense industry.
CAE Financial Report 2021 I 67

Management’s Discussion and Analysis

L3H MT’s use of fixed-price contracts could subject it to losses in the event of cost overruns or a significant increase in inflation
As with CAE’s business, the majority of L3H MT’s revenue is derived from fixed-price contracts, which allow benefit from cost savings, but subject L3H MT to the risk of potential cost overruns, particularly for firm fixed-price contracts because L3H MT assumes all of the cost burden. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation in the U.S. or other countries, problems with suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable over time. Furthermore, if contract deadlines or specifications are not met, the combined company may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some contracts have provisions relating to cost controls and audit rights, and if the combined company fails to meet the terms specified in those contracts, the combined company may not realize their full benefits. The combined company’s results of operations are dependent on its ability to maximize its earnings from its contracts. Cost overruns could have an adverse impact on its financial results. The potential impact of such risk on L3H MT’s financial results would increase if the mix of its contracts and programs shifted toward a greater percentage of fixed-price contracts, particularly firm fixed-price contracts.

L3H MT may not be successful in obtaining the necessary export licenses to conduct certain operations abroad, and Congress may prevent proposed sales to certain foreign governments
L3H MT must first obtain export and other licenses and authorizations from various U.S. Government agencies before it is permitted to sell certain products and technologies outside of the U.S. For example, the U.S. Department of State must notify Congress at least 15 to 60 days, depending on the size and location of the proposed sale, prior to authorizing certain sales of defense equipment and services to foreign governments. During that time, Congress may take action to block the proposed sale. No assurance can be given that the combined company will continue to be successful in obtaining the necessary licenses or authorizations or that Congress will not prevent or delay certain sales. The combined company’s ability to obtain these licenses and authorizations timely or at all is subject to risks and uncertainties, including changing U.S. Government policies or laws or delays in Congressional action due to geopolitical and other factors. If the combined company is not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, its sales relating to those approvals may be reversed, prevented or delayed, and any significant impairment of the combined company’s ability to sell products or technologies outside of the U.S. could negatively impact its financial condition, results of operations and cash flows.

Disputes with L3H MT’s subcontractors or the inability of its subcontractors to perform, or its key suppliers to timely deliver the required components, parts or services
L3H MT engages subcontractors on many of its contracts. L3H MT may have disputes with its subcontractors, including regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontract or subcontractor, L3H MT’s failure to extend existing task orders or issue new task orders under a subcontract, L3H MT’s hiring of the personnel of a subcontractor or vice versa or the subcontractor’s failure to comply with applicable law. In addition, there are certain parts, components and services for many of L3H MT’s products, systems and services that it sources from other manufacturers or vendors. Some of L3H MT’s suppliers, from time to time, experience financial and operational difficulties, which may impact their ability to supply the materials, components, subsystems and services required by L3H MT. Tariffs imposed on certain materials and other trade issues may create or exacerbate existing materials shortages and may result in further supplier business closures. L3H MT’s supply chain could also be disrupted by external events, such as natural disasters or other significant disruptions (including extreme weather conditions, medical epidemics, acts of terrorism, cyber attacks and labor disputes), governmental actions and legislative or regulatory changes, including product certification or stewardship requirements, sourcing restrictions, product authenticity and climate change or greenhouse gas emission standards, or availability constraints from increased demand from customers. In addition, the ongoing COVID-19 pandemic has resulted in increased travel restrictions and extended shutdown of certain businesses. These or any further political or governmental developments or health concerns in countries in which we operate could result in social, economic and labor instability. Any inability to develop alternative sources of supply on a cost-effective and timely basis could materially impair the combined company’s ability to manufacture and deliver products, systems and services to its customers. We can give no assurances that the combined company will be free from disputes with its subcontractors, material supply constraints or problems, or component, subsystems or services problems in the future. Also, the combined company’s subcontractors and other suppliers may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims and could harm the combined company’s business, financial condition, results of operations and cash flows. In addition, in connection with its government contracts, L3H MT is required to procure certain materials, components and parts from supply sources approved by the U.S. Government and L3H MT relies on its subcontractors and suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials, including parts or materials they supply to L3H MT, and in some circumstances, L3H MT relies on their certifications as to their compliance. From time to time, there are components for which there may be only one supplier, which may be unable to meet the combined company’s needs. Each of these subcontractor and supplier risks could have a material adverse effect on the combined company’s business, financial condition, results of operations and cash flows.

68 I CAE Financial Report 2021

Management’s Discussion and Analysis

L3H MT participates in markets that are often subject to uncertain economic conditions, which makes it difficult to estimate growth in such markets and, as a result, future income and expenditures.
L3H MT participates in U.S. and international markets that are subject to uncertain economic conditions. In particular, U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including sequestration and potential alternative funding arrangements. In addition, certain of L3H MT’s non-U.S. customers, including in the Middle East and other oil or natural gas-producing countries, could be adversely affected by weakness or volatility in oil or natural gas prices, or negative expectations about future prices or volatility, which could adversely affect demand for tactical communications, electronic systems or other products, systems, services or technologies. As a result, it is difficult to estimate the level of growth in the markets in which L3H MT participates. Because all components of L3H MT’s budgeting and forecasting are dependent on estimates of growth in the markets it serves, the uncertainty renders estimates of or guidance relating to future revenue, income and expenditures even more difficult. As a result, the combined company may make significant investments and expenditures but never realize the anticipated benefits.

L3H MT is subject to government investigations
U.S. Government contractors are subject to extensive legal and regulatory requirements, including International Traffic in Arms Regulations and the Foreign Corrupt Practices Act, and from time to time agencies of the U.S. Government may investigate whether L3H MT has been and is operating in accordance with these requirements. Under U.S. Government regulations, an indictment of L3H MT by a federal grand jury, or an administrative finding against it as to its present responsibility to be a U.S. Government contractor or subcontractor, could result in the combined company being suspended for a period of time from eligibility for awards of new government contracts or task orders or in a loss of export privileges, which could have a material adverse effect on its results of operations and cash flows. A conviction, or an administrative finding against the combined company that satisfies the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specific term, which could have a material adverse effect on the combined business’s results of operations and cash flows.

L3H MT faces certain significant risk exposures and potential liabilities that may not be covered adequately by insurance or indemnity
L3H MT is exposed to liabilities that are unique to the products, systems and services it provides. A significant portion of L3H MT relates to designing, developing and manufacturing advanced training devices, systems and products. New technologies associated with these systems and products may be untested or unproven. Part of L3H MT conducts live flight training which is inherently dangerous, and there is the potential there could be loss of life and extensive property damage. Other examples of unforeseen problems that could, either directly or indirectly, negatively affect revenue and profitability include problems with quality and workmanship, or delivery of subcontractor components. In addition, problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, or materials and components could prevent the combined company from achieving contractual requirements. In certain circumstances, L3H MT may receive indemnification from the U.S. Government, but it generally does not receive indemnification from foreign governments. Although we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities with respect to L3H MT, and we may be forced to bear substantial costs from an accident or incident. It also is not possible for the Company to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of U.S. Government indemnity and our insurance coverage would harm the combined company’s financial condition, results of operations and cash flows. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing with our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

CAE Financial Report 2021 I 69

Management’s Discussion and Analysis

10.  RELATED PARTY TRANSACTIONS

A list of principal investments which, in aggregate, significantly impact our results or assets is presented in Note 34 of our consolidated financial statements.

Outstanding balances with our equity accounted investees are as follows:

(amounts in millions)	2021	2020
Accounts receivable	$33.3	$51.2
Contract assets	14.3	38.5
Other non-current assets	26.4	25.6
Accounts payable and accrued liabilities	5.8	5.7
Contract liabilities	22.0	28.8
Other non-current liabilities	1.5	1.7

Transactions with our equity accounted investees are as follows:

(amounts in millions)	2021	2020
Revenue	$129.2	$166.0
Purchases	2.8	2.5
Other income	1.4	1.5

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for CAE and include certain executive officers. The compensation of key management for employee services are as follows:

(amounts in millions)	2021	2020
Salaries and other short-term employee benefits	$6.5	$6.5
Post-employment benefits – defined benefit plans	1.6	2.5
Share-based payments expense	24.8	(8.8)
	$32.9	$0.2

11.   CHANGES IN ACCOUNTING POLICIES

11.1     New and amended standards adopted
Amendment to IFRS 3 - Business combinations
In October 2018, the IASB issued an amendment to IFRS 3 - Business combinations, which clarifies the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard.

This amendment to IFRS 3 was adopted April 1, 2020 and will apply to transactions occurring subsequent to April 1, 2020.

Amendment to IFRS 16 - Leases
In May 2020, the IASB issued an amendment to IFRS 16 - Leases, with the objective of providing practical relief to lessees in accounting for rent concessions arising as a result of the COVID-19 pandemic. The amendment introduces an optional practical expedient for lessees to not account for rent concessions as lease modifications if they are a direct consequence of the COVID-19 pandemic and meet certain conditions.

This amendment to IFRS 16 was adopted effective on April 1, 2020. The Company has elected to apply the practical expedient. The adoption of this amendment had no material impact on the consolidated financial statements.

70 I CAE Financial Report 2021

Management’s Discussion and Analysis

11.2     New and amended standards not yet adopted
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IAS issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

The amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 will be effective for the fiscal period beginning on April 1, 2021 for CAE. We are currently evaluating the impact of the new standard on our consolidated financial statements.

11.3     Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, we either consult with independent experts or develop the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

Impairment of non-financial assets
Our impairment test for goodwill is based on internal estimates of the recoverable amount of the cash generating unit (CGU) or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, we estimate the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, we are required to estimate the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

CAE Financial Report 2021 I 71

Management’s Discussion and Analysis

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 22 of our consolidated financial statements for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 3.0% to 9.0%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6.0% to 12.0% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2021 by approximately $2.3 million (2020 - $2.8 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
We are subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. We provide for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize future tax benefits.

Impact of the COVID-19 pandemic
The COVID-19 pandemic and the resulting measures taken in response to its spread have resulted in significant temporary disruptions to our business operations. The rapidly evolving situation has created a high level of uncertainty and risk that may result in significant impacts on our business, financial performance and operations.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in the areas set out below. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of our net assets.

Goodwill impairment test
We performed our annual impairment test for goodwill during the fourth quarter of fiscal 2021. Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to our operating segments or one level below. The value in use of each CGU is calculated using estimated cash flows derived from our five-year strategic plan. Cash flows subsequent to the five-year period were extrapolated using a constant growth rate of 2% to 3%. These projections are inherently uncertain due to the fluidly evolving impact of the COVID-19 pandemic. Significant assumptions and estimates are used to determine the expected growth rates embedded in our cash flow projections and the discount rate based on observable market data during the fourth quarter.

Impairment of non-financial assets
We have considered the impact of the COVID-19 pandemic on our assessment of impairment indicators, which required significant judgement. We have reviewed our property, plant and equipment, right-of-use assets, amortizable intangible assets, investment in equity accounted investees as well as other assets such as inventories and deferred tax assets. Judgements, estimates and assumptions used were based on the available information as at March 31, 2021.

72 I CAE Financial Report 2021

Management’s Discussion and Analysis

Impairment of financial assets
We have considered the impact of the COVID-19 pandemic on the expected credit loss of our financial instruments (mainly trade receivable and contract assets). We applied judgment based on the type of customers, many of which are established companies and government agencies, the segments in which such customers operate and other indicators that could lead to currently unidentified credit losses. The amount and timing of the expected credit losses, as well as the probability assigned thereto, has been based on the available information as at March 31, 2021.

Revenue recognition
We have considered the impact, if any, of the COVID-19 pandemic on key judgements, estimates and assumptions that affect revenue recognition, including impacts from temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to the Company’s customers’ acquisition priorities.

12.   CONTROLS AND PROCEDURES
The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators, certificates signed by the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

12.1     Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and CEO and CFO and other members of management, so we can make timely decisions about required disclosure and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2021. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2021.

12.2   Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of consolidated financial statements for external purposes in accordance with IFRS. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2021, based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission on Internal Control – Integrated Framework (2013 Framework), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

During the fourth quarter of fiscal 2021, we acquired TRU Canada. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of TRU Canada. This entity utilizes separate information systems and processes. We have begun to integrate their internal controls, policies and procedures. These integration processes are expected to be completed during fiscal 2022. TRU Canada’s contribution to our consolidated financial statements for the fourth quarter ended March 31, 2021 was less than 1% of each consolidated revenues and adjusted segment operating income. Additionally, at March 31, 2021, TRU Canada’s total assets and total liabilities were 2% and 3% of consolidated total assets and liabilities, respectively.

13.   OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.
14.   ADDITIONAL INFORMATION
You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

CAE Financial Report 2021 I 73

Management’s Discussion and Analysis

15.   SELECTED FINANCIAL INFORMATION
The following table provides selected quarterly financial information for the years 2019 through to 2021.

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Total
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net (loss) income	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.11)	0.13	0.22	0.22	0.47
Adjusted EPS excluding COVID-19 government support programs	$(0.24)	0.03	0.19	0.12	0.12
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73
Fiscal 2020
Revenue	$825.6	896.8	923.5	977.3	3,623.2
Net income	$63.0	75.0	99.8	81.1	318.9
Equity holders of the Company	$61.5	73.8	97.7	78.4	311.4
Non-controlling interests	$1.5	1.2	2.1	2.7	7.5
Basic EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.17
Diluted EPS attributable to equity holders of the Company	$0.23	0.28	0.37	0.29	1.16
Adjusted EPS	$0.24	0.28	0.37	0.46	1.34
Average number of shares outstanding (basic)	265.8	266.2	265.8	266.1	266.0
Average number of shares outstanding (diluted)	267.6	268.2	267.6	267.7	267.6
Average exchange rate, U.S. dollar to Canadian dollar	1.34	1.32	1.32	1.34	1.33
Average exchange rate, Euro to Canadian dollar	1.50	1.47	1.46	1.48	1.48
Average exchange rate, British pound to Canadian dollar	1.72	1.63	1.70	1.72	1.69
Fiscal 2019(1)
Revenue	$722.0	743.8	816.3	1,022.0	3,304.1
Net income	$71.6	63.6	79.5	125.4	340.1
Equity holders of the Company	$69.4	60.7	77.6	122.3	330.0
Non-controlling interests	$2.2	2.9	1.9	3.1	10.1
Basic EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.24
Diluted EPS attributable to equity holders of the Company	$0.26	0.23	0.29	0.46	1.23
Adjusted EPS	$0.26	0.23	0.29	0.48	1.25
Average number of shares outstanding (basic)	267.6	267.4	266.1	265.1	266.6
Average number of shares outstanding (diluted)	269.3	269.2	267.5	266.8	268.0
Average exchange rate, U.S. dollar to Canadian dollar	1.29	1.31	1.32	1.33	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.52	1.51	1.51	1.52
Average exchange rate, British pound to Canadian dollar	1.76	1.71	1.70	1.73	1.72

(1) Figures have not been restated to reflect the adoption of IFRS 16 which was effective in fiscal 2020.
74 I CAE Financial Report 2021

Management’s Discussion and Analysis

Selected segment information

(amounts in millions)	Q4-2021	Q4-2020	FY2021	FY2020	FY2019(1)
Civil Aviation Training Solutions
Revenue	$388.2	$601.9	$1,412.9	$2,167.5	$1,875.8
Operating income	40.5	151.5	6.5	473.3	344.3
Adjusted segment operating income	66.6	153.6	164.3	479.4	351.1
Adjusted SOI excluding COVID-19 government support programs	46.9	153.6	100.7	479.4	351.1
Defence and Security
Revenue	$334.4	$341.8	$1,217.1	$1,331.2	$1,306.7
Operating income	(8.5)	32.4	15.5	104.8	131.5
Adjusted segment operating income	23.2	40.2	87.0	114.5	131.5
Adjusted SOI excluding COVID-19 government support programs	6.8	40.2	26.7	114.5	131.5
Healthcare
Revenue	$171.7	$33.6	$351.9	$124.5	$121.6
Operating income	15.6	(37.4)	26.4	(41.0)	4.8
Adjusted segment operating income (loss)	16.4	0.1	29.3	(3.5)	4.8
Adjusted SOI excluding COVID-19 government support programs	15.3	0.1	25.8	(3.5)	4.8
Total
Revenue	$894.3	$977.3	$2,981.9	$3,623.2	$3,304.1
Operating income	47.6	146.5	48.4	537.1	480.6
Adjusted segment operating income	106.2	193.9	280.6	590.4	487.4
Adjusted SOI excluding COVID-19 government support programs	69.0	193.9	153.2	590.4	487.4

Selected annual information for the past five years

(amounts in millions, except per share amounts and exchange rates)	2021	2020	2019(1)	2018(1)	2017(1)
Revenue	$2,981.9	$3,623.2	$3,304.1	$2,823.5	$2,704.5
Net income	(47.5)	318.9	340.1	354.7	256.6
Equity holders of the Company
Continuing operations	(47.2)	311.4	330.0	346.0	252.0
Discontinued operations	—	—	—	—	(0.5)
Non-controlling interests	(0.3)	7.5	10.1	8.7	5.1
Average exchange rate, U.S. dollar to Canadian dollar	1.32	1.33	1.31	1.28	1.31
Average exchange rate, Euro to Canadian dollar	1.54	1.48	1.52	1.50	1.44
Average exchange rate, British pound to Canadian dollar	1.73	1.69	1.72	1.70	1.71
Financial position:
Total assets	$8,748.4	$8,483.6	$7,165.5	$5,780.2	$5,354.8
Total non-current financial liabilities(2)	2,330.3	3,301.9	2,242.8	1,380.6	1,370.8
Total net debt	1,425.4	2,365.7	1,882.2	649.4	750.7
Per share:
Basic EPS attributable to equity holders of the Company
Continuing operations	$(0.17)	$1.17	$1.24	$1.29	$0.94
Discontinued operations	—	—	—	—	—
Diluted EPS attributable to equity holders of the Company
Continuing operations	(0.17)	1.16	1.23	1.28	0.93
Discontinued operations	—	—	—	—	—
Adjusted earnings per share	0.47	1.34	1.25	1.11	1.03
Adjusted EPS excluding COVID-19 government support programs	0.12	1.34	1.25	1.11	1.03
Dividends declared	—	0.43	0.39	0.35	0.315

(1) Figures have not been restated to reflect the adoption of IFRS 16 which was effective in fiscal 2020. Figures in fiscal 2017 have not been restated to reflect the adoption of IFRS 15 which was effective fiscal 2019.
(2) Includes long-term debt, long-term derivative liabilities and other long-term liabilities meeting the definition of a financial liability.
CAE Financial Report 2021 I 75

CAE INC.

CONSOLIDATED FINANCIAL STATEMENTS

CAE Financial Report 2021 | 76

Management’s Report on Internal Control Over Financial Reporting

Management of CAE is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f), 15d-15(f) under the Securities Exchange Act of 1934). CAE’s internal control over financial reporting is a process designed under the supervision of CAE’s President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with IFRS, as issued by the International Accounting Standards Board (IASB).
As of March 31, 2021, management conducted an assessment of the effectiveness of the Company’s internal control over the financial reporting based on the framework and criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management concluded that the Company’s internal control over financial reporting as of March 31, 2021 was effective.

Management’s evaluation of and conclusion on the effectiveness of the Company’s internal control over financial reporting did not include an evaluation of the internal control over financial reporting of TRU Simulation + Training Canada Inc. (TRU Canada), which was acquired on January 26, 2021. The contribution of the acquired TRU Canada operations to the Company’s consolidated financial statements for the year ended March 31, 2021 was less than 1% of consolidated revenue and consolidated net loss. Additionally, on March 31, 2021, the total assets of the acquired TRU Canada operations represented approximately 2% of the Company’s consolidated total assets.

M. Parent                                                            S. Branco
President and Chief Executive Officer                Executive Vice President, Finance and Chief Financial Officer

Montreal (Canada)
May 19, 2021

77 | CAE Financial Report 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of CAE Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of CAE Inc. and its subsidiaries (together, the Company) as of March 31, 2021 and 2020, and the related consolidated (loss) income statement, consolidated statement of comprehensive (loss) income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases on April 1, 2019.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded TRU Simulation + TRU Canada Inc. (TRU Canada) from its assessment of internal control over financial reporting as of March 31, 2021 because it was acquired by the Company in a purchase business combination during the year ended March 31, 2021. We have also excluded TRU Canada from our audit of internal control over financial reporting. TRU Canada is a wholly owned subsidiary whose financial statements constitute assets of approximately 2%, and revenue and net loss representing both less than 1% of the related consolidated financial statement amounts as of and for the year ended March 31, 2021.

CAE Financial Report 2021 | 78

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition - Estimated costs to complete certain contracts in the Defence and Security and Civil Aviation Training Solutions segments
As described in Notes 1 and 6 to the consolidated financial statements, the Company recognizes revenue from contracts with customers for the design, engineering, and manufacturing of training devices over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. For the year ended March 31, 2021, a portion of total consolidated revenue of the Defence and Security and Civil Aviation Training Solutions segments in the amount of $1,217.1 million and $1,412.9 million respectively was related to revenue recognized from contracts with customers over time using the cost input method. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. Management applies judgment in estimating the work performed to date as a proportion of the total work to be performed.

The principal considerations for our determination that performing procedures relating to revenue recognition for estimated costs to complete certain contracts in the Defence and Security and Civil Aviation Training Solutions segments is a critical audit matter are there was judgment applied by management in determining the estimated costs to complete the contracts. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the cost assumptions applied by management in determining the estimated costs to complete the contracts.
79 | CAE Financial Report 2021

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimated costs to complete the contracts. These procedures also included, among others, testing management’s process for determining estimated costs to complete the contracts in the Defence and Security and Civil Aviation Training Solutions segments for a sample of contracts, which included testing the completeness, accuracy and relevance of the data used in the estimate of the work performed to date as a proportion of the total work to be performed; and evaluating the reasonableness of cost assumptions used by management. Evaluating the reasonableness of cost assumptions used by management involved assessing, on a sample basis, management’s ability to reasonably estimate costs to complete contracts by comparing changes in estimated costs with the prior year estimate or estimated costs to complete contracts for new contracts; performing a look-back analysis to assess variances between actual and estimated costs for completed contracts; and performing procedures to evaluate the timely identification of circumstances which may warrant a modification to a previous cost estimate.

/s/PricewaterhouseCoopers LLP1

Montréal, Canada
May 19, 2021

We have served as the Company’s auditor since 1991.

_____________________________________________________________________________________________

1 CPA auditor, CA, public accountancy permit No. A119714
CAE Financial Report 2021 | 80

Consolidated Financial Statements

Consolidated (Loss) Income Statement

Years ended March 31
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2021	2020
Revenue	6	$2,981.9	$3,623.2
Cost of sales		2,216.9	2,539.6
Gross profit		$765.0	$1,083.6
Research and development expenses		104.7	137.5
Selling, general and administrative expenses		398.9	437.5
Other (gains) and losses	7	91.7	(16.8)
Share of after-tax profit of equity accounted investees	6	(2.7)	(27.5)
Restructuring, integration and acquisition costs	8	124.0	15.8
Operating income		$48.4	$537.1
Finance expense – net	9	135.6	144.4
(Loss) earnings before income taxes		$(87.2)	$392.7
Income tax (recovery) expense	10	(39.7)	73.8
Net (loss) income		$(47.5)	$318.9
Attributable to:
Equity holders of the Company		$(47.2)	$311.4
Non-controlling interests		(0.3)	7.5
(Loss) earnings per share attributable to equity holders of the Company
Basic	11	$(0.17)	$1.17
Diluted	11	$(0.17)	$1.16

The accompanying notes form an integral part of these Consolidated Financial Statements.

81 | CAE Financial Report 2021

Consolidated Financial Statements

Consolidated Statement of Comprehensive (Loss) Income

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2021	2020
Net (loss) income		$(47.5)	$318.9
Items that may be reclassified to net (loss) income
Foreign currency exchange differences on translation of foreign operations		$(284.8)	$118.3
Net gain (loss) on hedges of net investment in foreign operations		140.4	(71.0)
Reclassification to income of foreign currency exchange differences		(21.2)	(40.4)
Net gain (loss) on cash flow hedges		61.4	(32.3)
Reclassification to income of loss on cash flow hedges		(20.3)	(0.2)
Income taxes	10	(14.6)	23.0
		$(139.1)	$(2.6)
Items that will never be reclassified to net (loss) income
Remeasurement of defined benefit pension plan obligations	22	$1.1	$13.4
Net loss on financial assets carried at fair value through OCI		(1.8)	—
Income taxes	10	(0.3)	(3.6)
		$(1.0)	$9.8
Other comprehensive (loss) income		$(140.1)	$7.2
Total comprehensive (loss) income		$(187.6)	$326.1
Attributable to:
Equity holders of the Company		$(181.5)	$315.4
Non-controlling interests		(6.1)	10.7

The accompanying notes form an integral part of these Consolidated Financial Statements.

82 | CAE Financial Report 2021

Consolidated Financial Statements

Consolidated Statement of Financial Position

As at March 31
(amounts in millions of Canadian dollars)	Notes	2021	2020
Assets
Cash and cash equivalents		$926.1	$946.5
Restricted funds for subscription receipts deposit	5	700.1	—
Accounts receivable	12	518.6	566.1
Contract assets	13	461.9	569.3
Inventories	14	647.8	616.2
Prepayments		52.1	55.1
Income taxes recoverable		39.8	30.4
Derivative financial assets	31	32.2	25.0
Total current assets		$3,378.6	$2,808.6
Property, plant and equipment	15	1,969.4	2,154.0
Right-of-use assets	17	308.5	395.9
Intangible assets	16	2,055.8	2,056.5
Investment in equity accounted investees	34	422.2	460.6
Deferred tax assets	10	104.9	84.5
Derivative financial assets	31	13.2	13.1
Other non-current assets	18	495.8	510.4
Total assets		$8,748.4	$8,483.6

Liabilities and equity
Accounts payable and accrued liabilities	19	$945.6	$934.4
Provisions	20	52.6	29.2
Income taxes payable		16.2	26.4
Contract liabilities	13	674.7	746.2
Current portion of long-term debt	21	216.3	206.2
Liabilities for subscription receipts	5	714.1	—
Derivative financial liabilities	31	13.8	119.9
Total current liabilities		$2,633.3	$2,062.3
Provisions	20	30.9	28.6
Long-term debt	21	2,135.2	3,106.0
Royalty obligations		141.8	141.1
Employee benefits obligations	22	222.2	212.8
Deferred tax liabilities	10	123.5	150.6
Derivative financial liabilities	31	3.1	12.8
Other non-current liabilities	23	245.6	191.1
Total liabilities		$5,535.6	$5,905.3
Equity
Share capital	11	$1,516.2	$679.5
Contributed surplus		22.5	26.9
Accumulated other comprehensive income	25	58.1	193.2
Retained earnings		1,543.7	1,590.1
Equity attributable to equity holders of the Company		$3,140.5	$2,489.7
Non-controlling interests		72.3	88.6
Total equity		$3,212.8	$2,578.3
Total liabilities and equity		$8,748.4	$8,483.6

The accompanying notes form an integral part of these Consolidated Financial Statements.

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Consolidated Financial Statements

Consolidated Statement of Changes in Equity

		Attributable to equity holders of the Company
		Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,		Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	Notes	shares	value	surplus	income (Note 25)	earnings	Total	interests	equity
Balances as at April 1, 2019		265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income		—	$—	$—	$—	$311.4	$311.4	$7.5	$318.9
Other comprehensive (loss) income		—	—	—	(5.8)	9.8	4.0	3.2	7.2
Total comprehensive (loss) income		—	$—	$—	$(5.8)	$321.2	$315.4	$10.7	$326.1
Exercise of stock options	26	1,553,846	30.2	(3.7)	—	—	26.5	—	26.5
Optional cash purchase of common shares		2,433	0.1	—	—	—	0.1	—	0.1
Repurchase and cancellation of common shares	11	(1,493,331)	(3.8)	—	—	(45.8)	(49.6)	—	(49.6)
Share-based payments expense	26	—	—	5.8	—	—	5.8	—	5.8
Transactions with non-controlling interests		—	—	—	—	(1.4)	(1.4)	(0.8)	(2.2)
Stock dividends	11	109,076	3.4	—	—	(3.4)	—	—	—
Cash dividends	11	—	—	—	—	(110.9)	(110.9)	—	(110.9)
Balances as at March 31, 2020		265,619,627	$679.5	$26.9	$193.2	$1,590.1	$2,489.7	$88.6	$2,578.3
Net loss		—	$—	$—	$—	$(47.2)	$(47.2)	$(0.3)	$(47.5)
Other comprehensive (loss) income		—	—	—	(135.1)	0.8	(134.3)	(5.8)	(140.1)
Total comprehensive (loss) income		—	$—	$—	$(135.1)	$(46.4)	$(181.5)	$(6.1)	$(187.6)
Issuance of common shares under an equity offering	11	27,048,671	822.7	—	—	—	822.7	—	822.7
Subscription receipts issuance-related costs	5	—	—	(12.5)	—	—	(12.5)	—	(12.5)
Exercise of stock options	26	687,165	14.0	(1.7)	—	—	12.3	—	12.3
Share-based payments expense	26	—	—	9.8	—	—	9.8	—	9.8
Transactions with non-controlling interests		—	—	—	—	—	—	(10.2)	(10.2)
Balances as at March 31, 2021		293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

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Consolidated Financial Statements

Consolidated Statement of Cash Flows

Years ended March 31
(amounts in millions of Canadian dollars)	Notes	2021	2020
Operating activities
Net (loss) income		$(47.5)	$318.9
Adjustments for:
Depreciation and amortization	6	319.5	305.4
Impairment of non-financial assets	7, 8, 29	171.7	48.9
Share of after-tax profit of equity accounted investees		(2.7)	(27.5)
Deferred income taxes	10	(33.3)	2.9
Investment tax credits		(36.9)	9.0
Share-based payments expense	26	9.6	14.5
Defined benefit pension plans	22	12.0	15.1
Other non-current liabilities		(19.9)	(39.2)
Derivative financial assets and liabilities – net		(26.7)	15.3
Other		70.3	(66.0)
Changes in non-cash working capital	24	(49.5)	(52.2)
Net cash provided by operating activities		$366.6	$545.1
Investing activities
Business combinations, net of cash acquired	4	$(186.5)	$(10.1)
Acquisition of investment in equity accounted investees	34	(18.7)	(113.5)
Additions to property, plant and equipment	15	(107.6)	(283.4)
Proceeds from disposal of property, plant and equipment		4.5	0.5
Additions to intangible assets	16	(56.0)	(100.6)
Net proceeds from (payments to) equity accounted investees		0.7	(9.9)
Dividends received from equity accounted investees		12.1	22.6
Other		8.1	(1.5)
Net cash used in investing activities		$(343.4)	$(495.9)
Financing activities
Net (repayment) proceeds from borrowing under revolving credit facilities	21	$(705.6)	$708.2
Proceeds from long-term debt	21	151.1	167.6
Repayment of long-term debt	21	(86.1)	(233.0)
Repayment of lease liabilities	21	(200.8)	(79.8)
Dividends paid		—	(110.9)
Net proceeds from the issuance of common shares		820.8	26.6
Repurchase and cancellation of common shares	11	—	(49.6)
Changes in restricted cash		—	15.7
Other		(0.7)	(1.4)
Net cash (used in) provided by financing activities		$(21.3)	$443.4
Effect of foreign currency exchange differences on cash and cash equivalents		$(22.3)	$7.8
Net (decrease) increase in cash and cash equivalents		$(20.4)	$500.4
Cash and cash equivalents, beginning of year		946.5	446.1
Cash and cash equivalents, end of year		$926.1	$946.5

The accompanying notes form an integral part of these Consolidated Financial Statements.
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Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated financial statements were authorized for issue by the board of directors on May 19, 2021.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations
CAE Inc. and its subsidiaries (or the Company) design, manufacture and supply simulation equipment, provide training, and develop integrated training solutions for defence and security markets, commercial airlines, business aircraft operators, helicopter operators, aircraft manufacturers and for healthcare education and service providers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain a database of airports, other landing areas, flying environments, mission-specific environments, and motion and sound cues. The Company offers a range of flight training devices based on the same software used on its simulators. The Company also operates a global network of training centres with locations around the world.

The Company’s operations are managed through three segments:

(i)  Civil Aviation Training Solutions – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end to end digitally-enabled crew management, training operations solutions and optimization software;
(ii)  Defence and Security – Provides training and mission support solutions for defence forces across multi-domain operations, and for government organizations responsible for public safety;
(iii) Healthcare – Provides integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Basis of preparation
The key accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all years presented, unless otherwise stated.

The consolidated financial statements have been prepared in accordance with Part I of the CPA Canada Handbook – Accounting and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, except for the following items measured at fair value: contingent consideration, derivative financial instruments, financial instruments at fair value through profit and loss, financial instruments at fair value through other comprehensive income and liabilities for cash-settled share-based arrangements.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Comparative figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Basis of consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. Control exists when the Company is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the power over the entity. Subsidiaries are fully consolidated from the date control is obtained and they are no longer consolidated on the date control ceases. All intercompany accounts and transactions have been eliminated.

Joint arrangements
Joint arrangements are arrangements in which the Company exercises joint control as established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangement’s returns. When the Company has the rights to the net assets of the arrangement, the arrangement is classified as a joint venture and is accounted for using the equity method. When the Company has rights to the assets and obligations for the liabilities relating to an arrangement, the arrangement is classified as a joint operation and the Company accounts for each of its assets, liabilities and transactions, including its share of those held or incurred jointly, in relation to the joint operation.

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Notes to the Consolidated Financial Statements
Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profits or losses and movements in other comprehensive income (OCI) of the investee. When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures.

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s share in the joint venture. For sales of products or services from the Company to its joint ventures, the elimination of unrealized profits is considered in the carrying value of the investment in equity accounted investees in the consolidated statement of financial position and in the share in profit or loss of equity accounted investees in the consolidated income statement.

Business combinations
Business combinations are accounted for under the acquisition method. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company, if any, at the date control is obtained. The consideration transferred includes the fair value of any liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than share and debt issue costs incurred to issue financial instruments that form part of the consideration transferred, are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. If a business combination is achieved in stages, the Company remeasures its previously held interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in net income.

Contingent consideration classified as a liability is measured at fair value, with subsequent changes recognized in income. If the contingent consideration is classified as equity, it is not remeasured until it is finally settled within equity.

New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting.

Non-controlling interests
Non-controlling interests (NCI) represent equity interests in subsidiaries owned by outside parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For interests purchased from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Financial instruments and hedging relationships
Recognition, classification and measurement
A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity. Financial assets and financial liabilities, including derivatives, are recognized in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments are measured at fair value. When there is a difference between the fair value of the consideration given or received at initial recognition and the amount determined using a valuation technique, such difference is recognized immediately in income unless it qualifies for recognition as some other type of asset or liability.

Financial instruments are subsequently measured based on their classification, which are:
–Financial instruments measured at amortized cost;
–Financial instruments measured at fair value through profit or loss (FVTPL);
–Financial instruments measured at fair value through other comprehensive income (FVOCI).

Financial assets
A financial asset is measured at amortized cost if it meets both of the following conditions:
–     The asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and
–  The contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Gains and losses are recognized in income when the asset is derecognized, modified or impaired. The Company’s financial assets at amortized cost include accounts receivable and advances to a portfolio investment.

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Notes to the Consolidated Financial Statements
Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, and financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not SPPI are classified and measured at FVTPL, irrespective of the business model. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial assets at FVTPL include cash and cash equivalents, restricted funds for subscription receipts deposit, and derivative instruments not designated as hedging instrument in a hedge relationship.

Financial assets at FVOCI are equity investments the Company has irrevocably elected to classify at FVOCI. This classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never transferred to income. Dividends are recognized in the income statement when the right of payment has been established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI.

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing financial assets.

Financial liabilities
Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivatives financial instruments that are not designated as hedging instrument in a hedge relationship. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Financial liabilities at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the income statement. The Company’s financial liabilities measured at FVTPL include contingent liabilities arising on business combinations and also derivative instruments not designated as hedging instrument in a hedge relationship.

Financial liabilities at amortized cost are subsequently measured using the EIR method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the EIR amortization process. The Company’s financial liabilities at amortized cost include accounts payables, accrued liabilities, long-term debt, including interest payable, royalty obligations and liabilities for subscription receipts.

Transaction costs
Transaction costs that are directly related to the acquisition or issuance of financial assets and financial liabilities (other than those classified at FVTPL and FVOCI) are included in the fair value initially recognized for those financial instruments. These costs are amortized to income using the EIR method.

Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position when the Company has an unconditional and legally enforceable right to set off the recognized amounts and intends to settle on a net basis or to realize the assets and settle the liabilities simultaneously.

Hedge accounting
The Company uses derivative financial instruments, such as forward currency contracts, cross currency swaps and interest rate swaps to hedge its foreign currency risks and interest rate risks, respectively. A hedging relationship qualifies for hedge accounting when it meets all of the following effectiveness requirements:
–There is ‘an economic relationship’ between the hedged item and the hedging instrument;
–The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship;
–The hedge ratio of the hedging relationship is the same as that resulting from the quantities of:
–The hedged item that the Company actually hedges; and
–The hedging instrument that the Company actually uses to hedge that quantity of hedged item.

For the purpose of hedge accounting, hedges are classified as:
–Cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probably forecast transaction or the foreign currency risk in an unrecognized firm commitment;
–Hedges of a net investment in a foreign operation;
–Fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment.

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Notes to the Consolidated Financial Statements
Documentation
At the inception of a hedge relationship, the Company formally documents the designation of the hedge, the risk management objectives and strategy, the hedging relationship between the hedged item and hedging item and the method for testing the effectiveness of the hedge, which must be reasonably assured over the term of the hedging relationship and can be reliably measured. The Company formally assesses, both at inception of the hedge relationship and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items in relation to the hedged risk.

Cash flow hedge
The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges is recognized in OCI, while the ineffective portion is recognized immediately in income. Amounts accumulated in OCI are reclassified to income in the period in which the hedged item affects income. However, when the forecasted transactions that are hedged items result in recognition of non-financial items, gains and losses previously recognized in OCI are included in the initial carrying value of the related non-financial assets acquired or liabilities incurred. The deferred amounts are ultimately recognized in income as the related non-financial items are derecognized or amortized.

Hedge accounting is discontinued prospectively when the hedging relationship no longer meets the criteria for hedge accounting, when the designation is revoked, or when the hedging instrument expires or is sold. Any cumulative gain or loss directly recognized in OCI at that time remains in OCI until the hedged item is recognized in income. When it is probable that a hedged transaction will not occur, the cumulative gain or loss that was recognized in OCI is recognized in income immediately.

Hedge of net investments in foreign operations
The Company has designated certain long-term debts as a hedging item of the Company’s overall net investments in foreign operations whose activities are denominated in a currency other than the Company’s functional currency. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in OCI and is limited to the translation gain or loss on the net investment.

Fair value hedge
The Company currently does not enter into fair value hedge transactions.

Derecognition
Financial assets
A financial asset is derecognized when:
–The rights to receive cash flows from the asset have expired; or
–The Company has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

The Company is involved in a program in which it sells interests in certain of its accounts receivable. The Company continues to act as a collection agent. Under the program the Company transfers some significant risks and rewards of the accounts receivable it sells and retains others. The accounts receivable are derecognized up to an amount corresponding to the extent of the Company's continuing involvement, which represents its maximum retained exposure.

Impairment of financial assets
The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original or credit adjusted effective interest rate. ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the income statement.

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Notes to the Consolidated Financial Statements
Foreign currency translation
Foreign operations
Assets and liabilities of subsidiaries that have a functional currency other than the Canadian dollar are translated from their functional currency to Canadian dollars at exchange rates in effect at the reporting date. Revenue and expenses are translated at the average exchange rates. The resulting translation adjustments are included in OCI.

When CAE Inc. and its subsidiaries have a long-term intercompany balance receivable from or payable to a foreign operation for which settlement is not planned in the foreseeable future, such item is considered, in substance, a part of the Company’s net investment in that foreign operation. Gains or losses arising from the translation of those intercompany balances denominated in foreign currencies are also included in OCI.

Transactions and balances
Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the reporting date. Non-monetary assets and liabilities, and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in income, except when deferred in OCI as qualifying cash flow hedges and qualifying net investment hedges.

Cash and cash equivalents
Cash and cash equivalents consist of cash and highly-liquid investments with original terms to maturity of 90 days or less at the date of purchase.

Accounts receivable
Receivables are initially recognized at fair value and are subsequently carried at amortized cost, net of credit loss allowances, based on expected recoverability. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recognized in income. Subsequent recoveries of amounts previously provided for or written-off are recognized in income.

Inventories
Raw materials are valued at the lower of average cost and net realizable value. Spare parts to be used in the normal course of business are valued at the lower of cost, determined on a specific identification basis, and net realizable value.

Work in progress is stated at the lower of cost, determined on a specific identification basis, and net realizable value. The cost of work in progress includes material, labour and an allocation of manufacturing overhead, which is based on normal operating capacity.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to generate revenue. In the case of raw materials and spare parts, the replacement cost is the best measure of net realizable value.

Property, plant and equipment
Property, plant and equipment are recorded at cost less any accumulated depreciation and any accumulated net impairment losses. Costs include expenditures that are directly attributable to the acquisition or manufacturing of the item. The cost of an item of property, plant and equipment that is initially recognized includes, when applicable, the initial present value estimate of the costs required to dismantle and remove the asset and restore the site on which it is located at the end of its useful life. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Subsequent costs, such as updates on training devices, are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits will flow to the Company and the cost of the item can be reliably measured; otherwise, they are expensed.

A loss on disposal is recognized in income when the carrying value of a replaced item is derecognized, unless the item is transferred to inventories. If it is not practicable to determine the carrying value, the cost of the replacement and the accumulated depreciation calculated by reference to that cost will be used to derecognize the replaced part. The costs of day-to-day servicing of property, plant and equipment are recognized in income as incurred. Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with its carrying amount, and are recognized net within other gains and losses.

The different components of property, plant and equipment are recognized separately when their useful lives are materially different and such components are depreciated separately in income.

90 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Land is not depreciated. The estimated useful lives, residual values and depreciation methods are as follows:

	Method	Amortization rate/period
Buildings and improvements	Declining balance/Straight-line	2.5% to 10%/3 to 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Declining balance/Straight-line	20% to 35%/2 to 15 years
Aircraft	Straight-line (residual not exceeding 15%)	Not exceeding 25 years
Aircraft engines	Based on utilization	Not exceeding 3500 hours

As at March 31, 2021, the average remaining amortization period for full-flight simulators is 12.2 years (2020 – 12.0 years).

Depreciation methods, useful lives and residual values are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

Leases
The Company adopted IFRS 16 - Leases effective on April 1, 2019.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company as a lessee
The Company recognizes a right-of-use asset and liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. If it is reasonably certain that the Company will obtain ownership by the end of the lease term through a purchase option, the leased asset is depreciated over its useful life. The depreciation periods, residual values (only applicable when it is reasonably certain that the Company will obtain ownership by the end of the lease term) and depreciation methods are as follows:

	Method	Amortization period
Buildings and land	Straight-line	Not exceeding 40 years
Simulators	Straight-line (10% residual)	Not exceeding 25 years
Machinery and equipment	Straight-line	Not exceeding 7 years

In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. Lease payments comprise of fixed payments, including in-substance fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period that the Company is reasonably certain to exercise and penalties for early termination of a lease if the Company is reasonably certain to terminate.

The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate, the estimate of the amount expected to be payable under a residual value guarantee or the Company’s assessment of whether it will exercise a purchase, renewal or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease modifications
A lease modification is a change in the scope of a lease, or the consideration for a lease, that was not part of its original terms and conditions. A lease modification is accounted for as a separate lease if the modification increases the scope of the lease by adding the right to use one or more underlying assets and the consideration for the lease increases by an amount commensurate with the stand-alone price that reflects the circumstances of the contract. Any other modification is not accounted for as a separate lease.
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Notes to the Consolidated Financial Statements
For a lease modification resulting in a decrease in the scope of the lease, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments and the carrying amount of the right-of-use asset is reduced to reflect the partial or full termination of the lease. The difference between the reduction in the lease liability and the reduction in the corresponding right-of-use asset’s carrying value is recognized in profit or loss.

For all other lease modifications, the lease liability is remeasured, using a revised discount rate, to reflect the modified lease payments, with a corresponding adjustment to the right-of-use asset.

Short-term leases and leases of low-value assets
The Company recognizes the payments associated with short-term leases and leases of low-value assets as an expense on a straight-line basis over the lease term.

Sale and leaseback transaction
In a sale and leaseback transaction the transfer of an asset is recognized as a sale when the customer has obtained control of the underlying asset which is aligned with the Company’s revenue recognition policy, otherwise the Company continues to recognize the transferred asset on the balance sheet and record a financial liability equal to the proceeds transferred. When the transfer of an asset satisfies the Company’s revenue recognition policy to be accounted for as revenue, a partial recognition of the profit from the sale is recorded immediately after the sale, which is equivalent to the proportion of the asset not retained by the Company through the lease. The proportion of the asset retained by the Company through the lease is recognized as a right-of-use asset and the lease liability is measured as the present value of future lease payments.

The Company as a lessor
The Company determines, at lease commencement, whether each lease is a finance or an operating lease. Leases in which substantially all the risks and rewards of ownership are transferred are classified as finance leases. All other leases are accounted for as operating leases.

With regards to finance leases, the asset is derecognized at the commencement of the lease. The net present value of the minimum lease payments and any discounted unguaranteed residual values of leased assets are presented as investment in finance leases. Finance income is recognized over the term of the lease based on the effective interest method. Revenue from operating leases is recognized on a straight-line basis over the term of the corresponding lease.

When the Company subleases one of its leases it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset.

Intangible assets
Goodwill
Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill arises on the acquisition of subsidiaries. Goodwill represents the excess of the aggregate of the cost of an acquisition, including the Company’s best estimate of the fair value of contingent consideration and the acquisition-date fair value of any previous held equity interest in the acquiree, over the fair value of the net identifiable assets of the acquiree at the acquisition date.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Research and development (R&D)
Research costs are expensed as incurred. Development costs are also charged to income in the period incurred unless they meet all the specific capitalization criteria established in IAS 38, Intangible Assets. Capitalized development costs are stated at cost and net of accumulated amortization and accumulated impairment losses, if any. Amortization of the capitalized development costs commences when the asset is available for use and is included in research and development expenses.

Other intangible assets
Intangible assets acquired separately are measured at cost upon initial recognition. The cost of intangible assets acquired in a business combination is the fair value as at the acquisition date. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization and accumulated impairment losses, if any.

The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

Gains and losses on disposal of intangible assets are determined by comparing the proceeds from disposal with its carrying amount and are recognized within other gains and losses.

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Notes to the Consolidated Financial Statements
Amortization
Amortization is calculated using the straight-line method for all intangible assets over their estimated useful lives as follows:

Amortization period
Capitalized development costs	3 to 10 years
Customer relationships	3 to 20 years
Licenses	3 to 20 years
ERP and other software	3 to 10 years
Other intangible assets	2 to 40 years

As at March 31, 2021, the average remaining amortization period for the capitalized development costs is 5.3 years (2020 ‑ 5.2 years). Amortization methods and useful lives are reviewed and adjusted, if appropriate, on a prospective basis at each reporting date.

The capitalized development costs incurred during fiscal 2021 in relation to the design and manufacturing of the CAE Air1 ventilators were amortized on a per-unit basis and were fully amortized by March 31, 2021.

Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Goodwill and assets that are not yet available for use are tested for impairment annually or at any time if an indicator of impairment exists.

The recoverable amount of an asset or a cash-generating unit (CGU) is the greater of its value in use and its fair value less costs of disposal. The recoverable amount is determined for an individual asset; unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. In such cases, the CGU that the asset belongs to is used to determine the recoverable amount.

For the purposes of impairment testing, the goodwill acquired in a business combination is allocated to CGUs or groups of CGUs, which generally corresponds to its operating segments or one level below, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Where the recoverable amount of a CGU to which goodwill has been allocated is lower than the CGU’s carrying amount, the related goodwill is impaired. Any remaining amount of impairment exceeding the impaired goodwill is recognized on a pro rata basis of the carrying amount of each asset in the respective CGU. Impairment losses are recognized in income.

The Company evaluates impairment losses, other than goodwill impairment, for potential reversals at each reporting date. An impairment loss is reversed if there is any indication that the loss has decreased or no longer exists due to changes in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in income.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and ready for its intended use. All other borrowing costs are recognized as finance expense in income, as incurred.

Other assets
Restricted cash
The Company is required to hold a defined amount of cash as collateral under the terms of certain subsidiaries’ external bank financing, government-related sales contracts and business combination arrangements.

Deferred financing costs
Deferred financing costs related to the revolving credit facilities, when it is probable that some or all of the facilities will be drawn down, and deferred financing costs related to sale and leaseback agreements are included in other assets at cost and are amortized on a straight-line basis over the term of the related financing agreements.

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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Notes to the Consolidated Financial Statements
Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as a finance expense. When there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Provisions for estimated contract losses are recognized as an onerous contract provision in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. Warranty provisions are recorded when revenue is recognized based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Restoration and simulator removal
In certain situations, simulators are installed at locations that are not owned by the Company. In some of these cases, the Company has an obligation to dismantle and remove the simulators from these sites and to restore the location to its original condition. A provision is recognized for the present value of estimated costs to be incurred to dismantle and remove the simulators from these sites and restore the location. The provision also includes amounts relating to leased land and building where restoration costs are contractually required at the end of the lease. Where such costs arise as a result of capital expenditure, these restoration costs are also capitalized.

Restructuring
Restructuring costs consist mainly of severances and other related costs.

Legal claims
The amount represents a provision for certain legal claims brought against the Company. The corresponding charge is recognized in income within selling, general and administrative expenses or other gains and losses. Management’s best estimate is that the outcome of these legal claims will not give rise to any significant loss beyond the amounts provided at March 31, 2021.

Warranties
A provision is recognized for expected warranty claims on products sold based on historical experience of the level of repairs and returns. It is expected that most of these costs will be incurred between 1 to 7 years. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available about returns based on the warranty period of products sold.

Long-term debt
Long-term debt is recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognized in income over the period of borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In these cases, the fee is deferred until the drawdown occurs. To the extent that there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Share capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of tax, is recognized as a deduction from equity.

Revenue recognition
The Company recognizes revenue when it transfers the control of the promised goods or services to the customer. The transaction price is the amount of consideration to which the Company is expected to be entitled to in exchange for transferring promised goods or services. Variable consideration is included in the transaction price when it is highly probable that there will be no significant reversal of revenue in the future. Variable consideration is usually derived from sales incentives, in the form of discounts or volume rebates, and penalties. The Company identifies the various performance obligations of the contract and allocates the transaction price based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation.

The Company’s performance obligations are satisfied over time or at a point in time depending on the transfer of control to the customer.

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Notes to the Consolidated Financial Statements
Sales of goods and services
Customized training devices
Revenue from contracts with customers for the design, engineering, and manufacturing of training devices are recognized over time using the cost input method when the Company determines that these devices have a sufficient level of customization such that they have no alternative use and the Company has enforceable rights to payment for work completed to date. The measure of progress toward complete satisfaction of the performance obligation is generally determined by comparing the actual direct costs incurred to date to the total estimated direct costs for the entire contract. When the Company determines that there is an alternative use for these devices, revenue is recognized at a point in time, when the customer obtains control of the device.

Standardized training and medical devices
Revenue from contracts with customers for the manufacturing of standardized training and medical devices is recognized at a point in time, when the customer obtains control of the device.

Training services
Revenue from the sale of training hours or training courses are recognized at a point in time, when services are rendered.

For flight schools, cadet training courses are offered mainly by way of ground school and live aircraft flight. For both phases, revenue is recognized over time, using the time elapsed input method.

Product maintenance, support and updates
Revenue from the sale of product maintenance services and post-delivery customer support are recognized over time, using the time elapsed output method or costs incurred method. Revenue from update services, to enhance a training device currently owned by a customer, are recognized over time, using the cost input method.

Spare parts
Revenue from the sale of spare parts is recognized at a point in time, which is generally on delivery to the customer.

Software arrangements
Revenue from off-the-shelf software sales is recognized at a point in time, on delivery. Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification, or customization of software is recognized over time using the cost input method.

Other
Significant financing component
The Company accounts for a significant financing component on contracts of more than 12 months where timing of cash receipts and revenue recognition differ substantially. The transaction price for such contracts is adjusted for the time value of money, using the rate that would be reflected in a separate financing transaction between the Company and its customers at contract inception, to take into consideration the significant financing component.

Non-monetary transactions
The Company may also enter into sales arrangements where little or no monetary consideration is involved. The non-monetary transactions are measured at the most reliable measure of the fair value of the asset or service given up or fair value of the asset or service received.

Contract modifications
Contract modifications, which consist of an increase in the scope or price of a contract, are accounted for as a separate contract when the additional goods or services to be delivered are distinct from those delivered prior to the contract modification and when the price increases by an amount of consideration that reflects its stand-alone selling price. Contract modifications are treated prospectively when the additional goods or services are distinct, but the price increase does not reflect the stand-alone selling price. When the remaining goods or services are not distinct, the Company recognizes an adjustment to revenue of the initial contract on a cumulative catch-up basis at the date of the contract modification.

Costs to obtain and to fulfill a contract
The Company recognizes incremental costs of obtaining a contract as an asset when they are expected to be recovered over a period of more than one year. The Company recognizes costs directly related to fulfilling a contract with a customer as an asset when they generate or enhance resources that will be used to satisfy the performance obligation in the future and they are expected to be recovered. These assets are amortized on a systematic basis that is consistent with the Company’s transfer of the related goods or services to the customer.

Right to invoice
If the Company has the right to invoice a customer in an amount that directly corresponds with the value of the Company’s performance to date then revenue can be recognized at the invoice amount.

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Notes to the Consolidated Financial Statements
Contract balances
The timing of revenue recognition, billing and cash collections results in accounts receivable, contract assets and contract liabilities on the consolidated financial position.

Contract assets are recognized when revenue is recognized in excess of billings or when the Company has a right to consideration and that right is conditional to something other than the passage of time. Contract assets are subsequently transferred to accounts receivable when the right to payment becomes unconditional.

Contract liabilities are recognized when payments received from customers are in excess of revenue recognized. Contract liabilities are subsequently recognized in revenue when the Company satisfies its performance obligations.

Contract assets and contract liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period and are classified as current based on our normal operating cycle.

Employee benefits
Defined benefit pension plans
The Company maintains defined benefit pension plans that provide benefits based on length of service and final average earnings.

The defined benefit asset or liability comprises the present value of the defined benefit obligation at the reporting date less the fair value of plan assets out of which the obligations are to be settled. The defined benefit obligations are actuarially determined for each plan using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using the interest rate of high-quality corporate bonds that are denominated in the currency in which the benefit will be paid and that have terms to maturity approximating the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

The value of any employee benefit asset recognized is restricted to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan (asset ceiling test). Minimum funding requirements may give rise to an additional liability to the extent that they require paying contributions to cover an existing shortfall. Plan assets can only be used to fund employee benefits, are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value of plan assets is based on market price information.

The Company determines the net pension cost of its Canadian defined benefit plans utilizing individual discount rates derived from the yield curve.

Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and the effect of any asset ceiling and minimum liability are recognized to OCI in the period in which they arise. Past service costs are recognized as an expense as incurred at the earlier of when the plan amendment or curtailment occurs and when the entity recognizes related termination benefits.

Defined contribution pension plans
The Company also maintains defined contribution plans for which the Company pays fixed contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no legal or constructive obligation to pay further amounts if the fund does not hold sufficient assets to pay the benefits to all employees. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in income as the services are provided.

Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense, if the Company has made an offer of voluntary redundancy, based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the reporting date are discounted to their present value.

Share-based payment transactions
The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the stock option plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan.

For both categories, the fair value of the employee services received in exchange is recognized as an expense in income. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

For the equity-settled plan, the cost of equity-settled transactions is measured at fair value using the Black-Scholes option pricing model. The compensation expense is measured at the grant date and recognized over the service period with a corresponding increase to contributed surplus. The cumulative expenses recognized for equity-settled transactions at each reporting date represents the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. For options with graded vesting, each tranche is considered a separate grant with a different vesting date and fair
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Notes to the Consolidated Financial Statements
value, and each tranche is accounted for separately. When the stock options are exercised, the Company issues new common shares and the proceeds received net of any directly attributable transaction costs are credited to share capital.

For cash-settled plans, a corresponding liability is recognized. The fair value of employee services received is calculated by multiplying the number of units expected to vest with the fair value of one unit as of grant date based on the market price of the Company’s common shares. The fair value of the stock purchase plan is a function of the Company’s contributions. Until the liability is settled, the Company re-measures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in income for the period. The Company has entered into equity swap agreements in order to reduce its earnings exposure related to the fluctuation in the Company’s share price relating to the DSU plans, RSU plans and PSU plan.

Restructuring, integration and acquisition costs
Restructuring costs
Restructuring costs are part of a program that is planned and controlled by management, and materially changes either the scope of a business undertaken by the Company or the manner in which that business is conducted. Restructuring costs include costs directly related to significant exit activities, such as the sale or termination of a line of business, the closure of business locations or the relocation of business activities, significant changes in management structure, or fundamental reorganizations that have a material effect on the nature and focus of the Company’s operations.

For the Company, restructuring costs include severances and other employee related costs, cost associated with the impairment of non-financial assets, including property, plant and equipment, right-of-use assets, intangible assets and inventory, and other direct costs associated with the closing or relocation of facilities, the closing of a product line or activity, or the downsizing of operations.

Restructuring costs are expensed when incurred, or when a legal or constructive obligation exists. A restructuring provision is only recognized when an obligating event has arisen.

Integration costs
Integration costs represent incremental costs directly related to the integration of recently acquired businesses in the Company’s ongoing activities. This primarily includes expenditures related to regulatory and process standardization, systems integration and other activities.

Acquisition costs
Acquisition costs represent costs directly related to business combinations, successful or not. These costs include expenses, fees, commissions and other costs associated with the collection of information, negotiation of contracts, risk assessments, and the services of lawyers, advisors and specialists.

Current and deferred income tax
Income tax expense comprises current and deferred tax. An income tax expense is recognized in income except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized in OCI or directly in equity, respectively.

Current tax is the amount expected to be paid or recovered from taxation authorities on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date in the countries where the Company and its subsidiaries operate and generate taxable income, and any adjustment to tax payable or receivable in respect of previous years.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized using the financial position liability method, providing for temporary differences between the tax bases of assets or liabilities and their carrying amounts in the consolidated financial statements, except for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income and taxable.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are recognized for all deductible temporary differences and carry forward of unused tax losses. The recognition of deferred tax assets are limited to the amount which is probable to be realized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that a recognized deferred tax asset will be realized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that an unrecognized deferred tax asset will be realized.
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Notes to the Consolidated Financial Statements
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis or if their tax assets and liabilities will be realized simultaneously.

Taxes on income in the interim periods are accrued by jurisdiction using the effective tax rate that would be applicable to expected total annual profit or loss of the jurisdiction.

Earnings per share
Earnings per share is calculated by dividing the net income for the period attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period. The diluted weighted average number of common shares outstanding is calculated by taking into account the dilution that would occur if the securities or other agreements for the issuance of common shares were exercised or converted into common shares at the later of the beginning of the period or the issuance date unless it is anti-dilutive. The treasury stock method is used to determine the dilutive effect of the stock options. The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period. Only the Company’s stock options have a dilutive potential on common shares.

Government participation
Government contributions are recognized when there is reasonable assurance that the contributions will be received, and all attached conditions will be complied with by the Company. Government contributions related to the acquisition of non-financial assets is recorded as a reduction of the cost of the related asset while government contributions related to current expenses is recorded as a reduction of the related expenses.

Royalty obligations
The Company receives partial funding from government entities for eligible spending related to specified R&D projects. In exchange, the Company repays a percentage of certain revenue during specified years. The initial measurement of the royalty obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the funding received and the discounted value of the royalty obligation is accounted for as a government contribution. The current portion of the royalty obligation is included as part of accrued liabilities.

R&D obligations
The Company enters into loans with below market interest rates with government entities to fund a portion of eligible spending related to specified R&D projects. The initial measurement of the R&D obligation is discounted using the prevailing market rates of interest, at that time, for a similar instrument (similar as to currency, term, type of interest rate, guarantees or other factors) with a similar credit rating. The difference between the funding received and the discounted value of the R&D obligation is accounted for as a government contribution R&D obligations are presented as part of the long-term debt.

Investment tax credits
Investment tax credits are deemed to be equivalent to government contributions. These government contributions are received for costs incurred in R&D projects. Investment tax credits expected to be recovered beyond 12 months are classified in Other non-current assets.

Use of judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the period reported. It also requires management to exercise its judgement in applying the Company’s accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified.

Business combinations
Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. Depending on the complexity of determining these valuations, the Company either consults with independent experts or develops the fair value internally by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

Development costs
Development costs are recognized as intangible assets and are amortized over their useful lives when they meet the criteria for capitalization. Forecasted revenue and profitability for the relevant projects are used to assess compliance with the capitalization criteria and to assess the recoverable amount of the assets.

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Notes to the Consolidated Financial Statements
Impairment of non-financial assets
The Company’s impairment test for goodwill is based on internal estimates of the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated and uses valuation models such as the discounted cash flows model (level 3). Key assumptions on which management based its determination of the recoverable amount include expected growth rates and discount rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Likewise, whenever property, plant and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Revenue recognition
Transaction price allocated to performance obligations
In allocating the transaction price for contracts with multiple performance obligations, the Company estimates the stand-alone selling price using the expected cost plus a margin approach if they are not directly observable.

Timing of satisfaction of performance obligations
For contracts where revenue is recognized over time using the cost input method, the Company applies judgement in estimating the work performed to date as a proportion of the total work to be performed. Management conducts monthly reviews of its estimated costs to complete as well as its revenue and margins recognized, on a contract-by-contract basis. The impact of any revisions in cost and revenue estimates is reflected in the period in which the need for a revision becomes known.

Defined benefit pension plans
The cost of defined benefit pension plans and the present value of the employee benefit obligations are determined using actuarial valuations. Actuarial valuations involve, amongst others, making assumptions about discount rates, future salary increases and mortality rates. All assumptions are reviewed at each reporting date. Any changes in these assumptions will impact the carrying amount of the employee benefit obligations and the cost of the defined benefit pension plans. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the specific country. Individual discount rates are derived from the yield curve and are used to determine the service cost and interest cost of the Canadian defined benefit pension plans at the beginning of the year. The present value of the employee benefit obligations for these Canadian plans is determined based on the individual discount rates derived from the yield curve at the end of the year.

Other key assumptions for pension obligations are based, in part, on current market conditions. See Note 22 for further details regarding assumptions used.

Government royalty repayments
In determining the amount of repayable government royalties, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections consider past experience and represent management’s best estimate about the future. Revenues after a five-year period are extrapolated using estimated growth rates, ranging from 3.0% to 9.0%, over the period of repayments. The estimated repayments are discounted using average rates ranging from 6.0% to 12.0% based on terms of similar financial instruments. These estimates, along with the methodology used to derive the estimates, can have a material impact on the respective values and ultimately any repayable obligation in relation to government participation. A 1% increase to the growth rates would increase the royalty obligations at March 31, 2021 by approximately $2.3 million (2020 – $2.8 million). A 1% decrease to the growth rates would have an opposite impact on the royalty obligations.

Income taxes
The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes. The determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations. The Company provides for potential tax liabilities based on the weighted average probability of the possible outcomes. Differences between actual results and those estimates could influence the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against the losses that can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies. The recorded amount of total deferred tax assets could be altered if estimates of projected future taxable income and benefits from available tax strategies are lowered, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize future tax benefits.

CAE Financial Report 2021 | 99

Notes to the Consolidated Financial Statements
Impact of the COVID-19 pandemic
The COVID-19 pandemic and the resulting measures taken in response to its spread have resulted in significant temporary disruptions to the Company business operations (Note 3). The rapidly evolving situation has created a high level of uncertainty and risk that may result in significant impacts on the Company’s business, financial performance and operations.

The uncertainties created by the COVID-19 pandemic required the use of judgements and estimates in the areas set out below. The future impact of the COVID-19 pandemic increases the risk, in future reporting periods, of material adjustments to the carrying amount of the Company’s net assets.

Goodwill impairment test
The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2021. Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below. The recoverable amount of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan. Cash flows subsequent to the five-year period were extrapolated using a constant growth rate of 2% to 3%. These projections are inherently uncertain due to the fluidly evolving impact of the COVID-19 pandemic. Significant assumptions and estimates are used to determine the expected growth rates embedded in our cash flow projections and the discount rate based on observable market data during the fourth quarter.

Impairment of non-financial assets
The Company has considered the impact of the COVID-19 pandemic on its assessment of impairment indicators, which required significant judgement. The Company has reviewed its property, plant and equipment, right-of-use assets, amortizable intangible assets, investment in equity accounted investees as well as other assets such as inventories and deferred tax assets. Judgements, estimates and assumptions used were based on the available information as at March 31, 2021.

Impairment of financial assets
The Company has considered the impact of the COVID-19 pandemic on the expected credit loss of its financial instruments (mainly trade receivable and contract assets). The Company applied judgment based on the type of customers, many of which are established companies and government agencies, the segments in which such customers operate and other indicators that could lead to currently unidentified credit losses. The amount and timing of the expected credit losses, as well as the probability assigned thereto, has been based on the available information as at March 31, 2021.

Revenue recognition
The Company has considered the impact, if any, of the COVID-19 pandemic on key judgements, estimates and assumptions that affect revenue recognition, including impacts from temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to the Company’s customers’ acquisition priorities.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES
New and amended standards adopted by the Company

Amendment to IFRS 3 - Business combinations
In October 2018, the IASB issued an amendment to IFRS 3 - Business combinations, which clarifies the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard.

This amendment to IFRS 3 was adopted April 1, 2020 and will apply to transactions occurring subsequent to April 1, 2020.

Amendment to IFRS 16 - Leases
In May 2020, the IASB issued an amendment to IFRS 16 - Leases, with the objective of providing practical relief to lessees in accounting for rent concessions arising as a result of the COVID-19 pandemic. The amendment introduces an optional practical expedient for lessees to not account for rent concessions as lease modifications if they are a direct consequence of the COVID-19 pandemic and meet certain conditions.

This amendment to IFRS 16 was adopted effective on April 1, 2020. The Company has elected to apply the practical expedient. The adoption of this amendment had no material impact on the consolidated financial statements.

100 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
New and amended standards not yet adopted by the Company

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest rate benchmark reform – Phase 2
In August 2020, the IAS issued an amendment to IFRS 9 – Financial instruments, IAS 39 – Financial instruments: recognition and measurement, IFRS 7 – Financial instrument: disclosures, IFRS 4 – Insurance contracts and IFRS 16 – Leases. The amendments address issues that arise from implementation of Interbank Offered Rate (IBOR) reform, where IBORs are replaced with alternative benchmark rates. For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform and will require disclosure of information about new risks arising from the reform and how the transition to alternative benchmark rates will be managed.

For the Company, amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 will be effective for the fiscal period beginning on April 1, 2021. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.

NOTE 3 – IMPACT OF THE COVID-19 PANDEMIC

The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and to CAE’s business. Several of its customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. The Company continues to take measures to protect the health and safety of its employees, work with its customers to minimize potential disruptions and support its community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all its businesses throughout fiscal 2021, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to its own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to its customers’ acquisition priorities. The global roll-out of vaccines to combat COVID-19 is encouraging, however, renewed quarantine measures and border restrictions to contain the spread of the virus continue to impact CAE's customers and businesses.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of its simulators in the network due to reduced demand from aviation customers and interruptions in the execution of its backlog. At the worst point during the first quarter of fiscal 2021, more than half of its Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of June 2020, all previously closed training locations had re-opened at full or reduced capacities, and opening hours gradually resumed to normal. The Company began to see some recoveries in training utilization starting in the second quarter of fiscal 2021 with gradual improvements continuing through the fourth quarter, especially in its business aviation training business, however, it remains operating at significantly lower levels than the prior year.

For the Defence and Security segment, delays in the awarding of new contracts and in the execution and advancement of certain programs continue to be experienced.

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects.

Throughout the year, the Company operated with several flexible measures implemented to protect its financial position and preserve liquidity, including the reduction of capital expenditures and R&D investments, strict cost containment measures, salary freezes, temporary salary reductions in the first half of fiscal 2021, reduced work weeks, layoffs, a suspension of its common share dividend and share repurchase plan, obtaining payment deferrals on certain government royalty and R&D obligations, as well as applying for government support programs where eligible. Additionally, the Company has worked with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms.
CAE Financial Report 2021 | 101

Notes to the Consolidated Financial Statements
NOTE 4 – BUSINESS COMBINATIONS
Year ended March 31, 2021
Flight Simulation Company B.V.
On November 16, 2020, the Company acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million, subject to purchase price adjustments. FSC is a provider of training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides the Company with an expanded portfolio of customers and an established recurring training business which is complementary to its network.

Merlot Aero Limited
On December 22, 2020, the Company acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $31.7 million and a long-term contingent cash consideration payable of up to US$10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand. This acquisition expands the Company's reach beyond pilot training and into the market for digitally-enabled crew optimization services.

TRU Simulation + Training Canada Inc.
On January 26, 2021, the Company acquired the shares of TRU Simulation + Training Canada Inc. (TRU Canada) for cash consideration (net of cash acquired) of $49.6 million, subject to purchase price adjustments. TRU Canada is a manufacturer of full⁃flight simulators and flight training devices. The acquisition expands the Company’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides the Company with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally, as well as a 33.3% equity interest in TRU Flight Training Iceland ehf, a joint venture training centre with Iceland Air, located in Iceland.

The determination of the fair value of the net assets acquired and liabilities assumed arising from the acquisitions are as follows:

Total
Current assets, excluding cash on hand	$128.8
Current liabilities	(132.5)
Property, plant and equipment	8.5
Right-of-use assets	62.6
Intangible assets	219.8
Investment in equity accounted investees	4.1
Deferred tax	0.7
Other non-current assets	0.5
Long-term debt, including current portion	(73.0)
Other non-current liabilities	(20.1)
Fair value of net assets acquired, excluding cash acquired	$199.4
Cash acquired	6.0
Total purchase consideration	$205.4
Net short-term payable	(1.1)
Settlement of pre-existing relationship	(0.3)
Fair value of long-term contingent cash consideration payable	(11.5)
Total cash consideration paid on acquisition date	$192.5

The fair value of the acquired identifiable intangible assets amount to $219.8 million and consists of goodwill of $169.0 million (non deductible for tax purposes), customer relationships of $47.9 million and other intangible assets of $2.9 million.

The fair value and the gross contractual amount of the acquired accounts receivable were $14.6 million.

Total acquisition costs incurred during fiscal 2021 relating to these acquisitions are included in Restructuring, integration and acquisition costs in the consolidated income statement (Note 8).

The net assets acquired, including intangible assets, of FSC, Merlot and TRU Canada are included in the Civil Aviation Training Solutions segment. The goodwill arising from these acquisitions is mainly attributable to the expansion of CAE’s installed base of commercial flight simulators, the expansion of the Company’s reach into the market for digitally-enabled crew optimization services, market capacity consolidation and expected synergies from combining operations.

As at March 31, 2021, the purchase price allocation for FSC, Merlot and TRU Canada were preliminary.

102 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Year ended March 31, 2020
Pelesys Learning Systems Inc.
On April 26, 2019, the Company acquired the remaining 55% equity interest in Pelesys Learning Systems Inc. (Pelesys) for cash consideration (net of cash acquired) of $4.0 million and a long-term payable of $5.7 million.

Pelesys is a global leader in the provision of aviation training solutions and courseware. The acquisition strengthens the Company’s courseware offering and consolidates its cadet-to-captain training delivery across its global network. Prior to this transaction, the Company's 45% ownership interest in Pelesys was accounted for using the equity method.

Luftfartsskolen AS
On June 26, 2019, the Company acquired the shares of Luftfartsskolen AS, an ab-initio flight school located in Oslo, Norway, for cash consideration (net of cash acquired) of $3.5 million. This acquisition strengthens the Company’s leadership and global reach in civil aviation training by growing its flight academy network.

The purchase prices of Pelesys and Luftfartsskolen AS are mainly allocated to goodwill and intangible assets. The net assets, including intangibles, arising from these acquisitions are included in Civil Aviation Training Solutions segment.

Other
On November 12, 2019, the Company invested in a healthcare software company that enables increased efficiency of learning. The investment is in the form of a controlling 50% equity interest, for cash consideration of $0.9 million.

During the year ended March 31, 2020, the Company completed its final assessment of the fair value of assets acquired and liabilities assumed of all acquisitions realized in fiscal 2020 and those of Avianca’s Training Business, Logitude, the Indian Training Centres and Bombardier’s Business Aircraft Training Business which were acquired during the year ended March 31, 2019. Adjustments to the determination of net identifiable assets acquired and liabilities assumed for acquisitions realized in the year ended March 31, 2019 resulted in an increase of intangible assets of $6.2 million, a decrease of deferred tax assets of $4.7 million and a decrease of other net assets of $1.5 million.

During the year ended March 31, 2020, an additional net cash consideration of $1.7 million was paid for acquisitions realized during the year ended March 31, 2019.
CAE Financial Report 2021 | 103

Notes to the Consolidated Financial Statements
NOTE 5 – L3HARRIS’ MILITARY TRAINING BUSINESS

L3Harris’ Military Training business
On March 1, 2021, the Company announced that it had entered into a definitive agreement to acquire L3Harris’ Military Training business for US$1.05 billion, subject to purchase price adjustments. The L3Harris Military Training business includes Link Simulation & Training, Doss Aviation and AMI. Link Simulation & Training is one of the leading providers of military training solutions in the U.S., Doss Aviation is the provider of initial flight training to the United States Air Force, and AMI is a design and manufacturing facility for simulator hardware. Subject to completion, the acquisition will expand the Company’s position as a platform-agnostic training systems integrator by diversifying its training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing its training and simulation capabilities in space and cyber. The closing of the acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions.

Private placements of subscription receipts
On March 4, 2021, the Company completed a private placement of 22,400,000 subscription receipts at a price of $31.25 per receipt for aggregate gross proceeds of $700.0 million. As at March 31, 2021, the cash proceeds from the issuance of the subscription receipts were held by an escrow agent, in a restricted account, pending the fulfilment or waiver of all outstanding conditions precedent to the closing of the L3Harris Military Training acquisition. The restricted account is included in Restricted funds for subscription receipts deposit with a corresponding Liabilities for subscription receipts in the consolidated statement of financial position. As the funds were not directly received by the Company, they were not presented in the consolidated statement of cash flows.

As at March 31
2021
Gross proceeds	$700.0
Interest earned on escrowed proceeds	0.1
Restricted funds for subscription receipts deposit	$700.1
Accrued commitment fee	14.0
Liabilities for subscription receipts	$714.1

Each subscription receipt will entitle the holder to receive one common share of the Company as well as a commitment fee of 4% of the aggregate gross proceeds upon and subject to closing of the L3Harris Military Training acquisition. In the event the acquisition does not close, holders of the subscription receipts will be entitled to a full return of their gross proceeds together with any interest earned thereon and a portion of the commitment fee. The accrued commitment fee, which amounts to $14.0 million, represents the portion of the fee that is not contingent on the closing of the acquisition, and has been recorded as a deduction from equity, less income tax recovery of $3.7 million. An additional $14.0 million is contingent on, and payable at, the closing of the acquisition and therefore was not accrued as at March 31, 2021. Other issuance-related costs amounted to $3.0 million and have been recorded as a deduction from equity, less income tax recovery of $0.8 million.

Hedging
In order to mitigate the potential impact on the purchase price of variations in the foreign exchange rate, the Company entered into forward foreign currency contracts to hedge a portion of the purchase price of the L3Harris Military Training acquisition (US$800 million). The Company applied hedge accounting and the change in fair value of these financial instruments, which resulted in a loss of $7.7 million, was recorded in other comprehensive income as at March 31, 2021.
104 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 6 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
In the fourth quarter of fiscal 2021, the Company revised its segment profitability measure to better reflect how management evaluates the performance of its operating segments. The Company has retrospectively revised the comparative period to conform to the current definition and presentation.

The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or material events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance. For the years ended March 31, 2021 and 2020, impairments and other gains and losses arising from significant strategic transactions or material events consist of impairment of goodwill and impairments and other gains and losses incurred in relation to the COVID-19 pandemic. The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
	2021	2020	2021	2020	2021	2020	2021	2020
External revenue	$1,412.9	$2,167.5	$1,217.1	$1,331.2	$351.9	$124.5	$2,981.9	$3,623.2
Depreciation and amortization	242.9	232.8	54.3	58.2	22.3	14.4	319.5	305.4
Impairment of non-financial assets – net	119.9	3.1	43.2	8.1	8.6	37.7	171.7	48.9
Impairment of accounts receivable – net	8.9	5.4	—	—	0.9	0.1	9.8	5.5
Share of after-tax profit (loss) of equity accounted investees	5.2	18.3	(2.5)	9.2	—	—	2.7	27.5
Operating income (loss)	6.5	473.3	15.5	104.8	26.4	(41.0)	48.4	537.1
Adjusted segment operating income (loss)	164.3	479.4	87.0	114.5	29.3	(3.5)	280.6	590.4

Reconciliation of adjusted segment operating income is as follows:

	Civil Aviation		Defence
	Training Solutions		and Security		Healthcare			Total
	2021	2020	2021	2020	2021	2020	2021	2020
Operating income (loss)	$6.5	$473.3	$15.5	$104.8	$26.4	$(41.0)	$48.4	$537.1
Restructuring, integration and acquisition costs (Note 8)	76.1	6.1	45.0	9.7	2.9	—	124.0	$15.8
Impairment of goodwill (Note 29)	—	—	—	—	—	37.5	—	$37.5
Impairments and other gains and losses incurred
in relation to the COVID-19 pandemic(1)	81.7	—	26.5	—	—	—	108.2	$—
Adjusted segment operating income (loss)	$164.3	$479.4	$87.0	$114.5	$29.3	$(3.5)	$280.6	$590.4
(1) Mainly from impairment charges on non-financial assets of $103.5 million (Note 7). This reconciling item does not adjust for COVID-19 government support programs credited to income of $127.4 million (Note 28).

Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets, are as follows:

	2021	2020
Civil Aviation Training Solutions	$116.7	$296.3
Defence and Security	27.5	74.8
Healthcare	19.4	12.9
Total capital expenditures	$163.6	$384.0

CAE Financial Report 2021 | 105

Notes to the Consolidated Financial Statements
Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	2021	2020
Assets employed
Civil Aviation Training Solutions	$4,847.5	$5,089.5
Defence and Security	1,561.9	1,767.5
Healthcare	250.2	253.9
Assets not included in assets employed	2,088.8	1,372.7
Total assets	$8,748.4	$8,483.6
Liabilities employed
Civil Aviation Training Solutions	$1,039.4	$1,219.9
Defence and Security	540.5	613.5
Healthcare	159.3	45.9
Liabilities not included in liabilities employed	3,796.4	4,026.0
Total liabilities	$5,535.6	$5,905.3

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	2021	2020
Products	$1,359.7	$1,537.0
Training and services	1,622.2	2,086.2
Total external revenue	$2,981.9	$3,623.2

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	2021	2020
External revenue
Canada	$455.9	$323.2
United States	1,324.2	1,541.8
United Kingdom	137.7	208.8
Rest of Americas	55.0	127.7
Europe	553.2	631.7
Asia	381.4	707.1
Oceania and Africa	74.5	82.9
	$2,981.9	$3,623.2

	2021	2020
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,459.1	$1,449.4
United States	1,571.1	1,845.5
United Kingdom	358.8	403.4
Rest of Americas	205.6	250.4
Europe	906.2	801.0
Asia	501.6	586.9
Oceania and Africa	81.8	35.1
	$5,084.2	$5,371.7

106 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 7 – OTHER (GAINS) AND LOSSES

	2021	2020
Impairment of non-financial assets	$103.5	$—
Net gain on foreign currency exchange differences	(17.2)	(41.6)
Impairment of goodwill (Note 29)	—	37.5
Other	5.4	(12.7)
Other (gains) and losses	$91.7	$(16.8)
Impairment of non-financial assets
Given the negative impacts of the COVID-19 pandemic on the global economy, the Company’s main markets, its product offering and its customers, the Company considered the evolving conditions and impacts from the COVID-19 pandemic as part of its review of impairment indicators for non-financial assets. As a result of these reviews, the Company recorded impairment charges totaling $103.5 million during the year ended March 31, 2021.

For the Civil Aviation Training Solutions segment, the reduced demand from aviation customers, shifts in aircraft fleet type operated by its customers and reduced activity in helicopter training in relation to the COVID-19 pandemic resulted in impairment charges of $46.7 million of property, plant and equipment, mostly simulators and parts, $22.2 million of intangible assets, including capitalized development costs and customer relationships, and $11.2 million of inventories.

For the Defence and Security segment, the market was impacted by the evolving conditions of the COVID-19 pandemic which led to changes in customers focus and in the expected recoverability of certain technologies and products and resulted in impairment charges of $12.6 million of intangible assets, mostly capitalized development costs, and $10.8 million of inventories.

Other
For the year ended March 31, 2021, other gains and losses include a net remeasurement gain of $12.7 million from payment deferrals obtained from governments on certain R&D and royalty obligations as part of their economic response to the COVID-19 pandemic. Also included are costs of $7.4 million for purchases of personal protective equipment for the Company’s employees and customers, additional provisions and other costs resulting directly from the Company’s response to the COVID-19 pandemic.

For the year ended March 31, 2020, other gains and losses include a remeasurement gain of $13.4 million, due to the decrease in fair value of a contingent consideration liability incurred in connection with a fiscal 2018 business combination.

NOTE 8 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	2021	2020
Integration and acquisition costs	$6.9	$6.1
Impairment of non-financial assets	59.5	7.0
Severances and other employee related costs	42.9	2.7
Other costs	14.7	—
Total restructuring, integration and acquisition costs	$124.0	$15.8

On August 12, 2020, the Company announced that it would be taking additional measures to best serve the market by optimizing its global asset base and footprint, adapting its global workforce and adjusting its business to correspond with the expected lower level of demand for certain of its products and services. As a result of these measures, the Company has implemented a restructuring program consisting mainly of real estate costs, asset relocations and other direct costs related to the optimization of its footprint and employee termination benefits.

Impairment of non-financial assets incurred in relation to this restructuring program primarily includes impairment of property, plant and equipment of training devices determined to be in surplus, intangible assets related to the termination of certain product offerings, and buildings and right-of-use assets related to leased real estate facilities to align with the optimization of the Company’s footprint and asset base.

For the year ended March 31, 2021, restructuring, integration and acquisition costs also include $4.3 million of acquisition-related costs associated with the L3Harris Military Training business acquisition, which is expected to close in the second half of calendar 2021 (Note 5).

For the year ended March 31, 2020, restructuring, integration and acquisition costs are composed of $6.1 million related to the integration of Bombardier's Business Aircraft Training Business acquired in fiscal 2019 and costs of $9.7 million incurred in the Defence and Security segment following changes made in the segment organization and the review of certain product offerings.

CAE Financial Report 2021 | 107

Notes to the Consolidated Financial Statements
NOTE 9 – FINANCE EXPENSE – NET

	2021	2020
Finance expense:
Long-term debt (other than lease liabilities)	$100.2	$105.1
Lease liabilities	21.4	23.3
Royalty obligations	9.8	10.0
Employee benefits obligations (Note 22)	6.5	5.6
Other	13.7	15.5
Borrowing costs capitalized	(2.9)	(3.6)
Finance expense	$148.7	$155.9
Finance income:
Loans and investment in finance leases	$(10.6)	$(8.3)
Other	(2.5)	(3.2)
Finance income	$(13.1)	$(11.5)
Finance expense – net	$135.6	$144.4

NOTE 10 – INCOME TAXES
Income tax expense
The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

	2021	2020
(Loss) earnings before income taxes	$(87.2)	$392.7
Canadian statutory income tax rates	26.53%	26.64%
Income taxes at Canadian statutory rates	$(23.1)	$104.6
Effect of differences in tax rates in other jurisdictions	(5.8)	(19.9)
Unrecognized tax benefits and tax benefits not previously recognized	3.2	3.4
Non-taxable revenues	(4.8)	(6.2)
Tax impact on after-tax profit of equity accounted investees	(1.1)	(6.1)
Prior years' tax adjustments	(6.3)	(4.9)
Other	(1.8)	2.9
Income tax (recovery) expense	$(39.7)	73.8

The Company's applicable tax rate corresponds to the combined Canadian tax rates applicable in the provinces where the Company operates. The decrease is due to a change in the tax rates and the allocation of income in the jurisdictions it operates.

Significant components of the provision for the income tax expense are as follows:

	2021	2020
Current income tax (recovery) expense:
Current year	$8.6	$65.1
Prior years' tax adjustments	(15.0)	5.8
Deferred income tax (recovery) expense:
Tax benefit not previously recognized used to reduce the deferred tax expense	(5.2)	(2.8)
Change in income tax rates	(0.8)	(1.0)
Origination and reversal of temporary differences	(27.3)	6.7
Income tax (recovery) expense	$(39.7)	$73.8

108 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Deferred tax assets and liabilities
During the year ended March 31, 2021, movements in temporary differences are as follows:

						Foreign
	Balance					currency
	beginning	Recognized	Recognized	Recognized	Business	exchange	Balance
	of year	in income	in OCI	in equity	combinations	differences	end of year
Non-capital loss carryforwards	$33.4	$12.0	$—	$—	$2.4	$0.3	$48.1
Unclaimed research & development expenditures	64.4	5.8	—	—	0.6	—	70.8
Capital loss carryforwards	1.4	(0.3)	—	—	—	—	1.1
Investment tax credits	(70.0)	(6.4)	—	—	—	—	(76.4)
Property, plant and equipment and right-of-use of assets	(88.4)	(5.8)	—	—	6.9	12.1	(75.2)
Intangible assets	(93.0)	9.0	—	—	(11.5)	3.0	(92.5)
Deferred revenues, contract assets and contract liabilities	(15.9)	6.4	—	—	11.2	(0.2)	1.5
Foreign currency exchange difference	(2.3)	2.7	(1.6)	—	—	(0.2)	(1.4)
Derivative financial assets and liabilities	25.5	(18.9)	(13.0)	—	—	(0.1)	(6.5)
Defined benefit obligation	53.1	4.5	(0.3)	—	—	(0.1)	57.2
Amounts not currently deductible	42.7	33.2	—	—	(8.9)	(2.0)	65.0
Other	(17.0)	(8.9)	—	15.7	—	(0.1)	(10.3)
Net deferred income tax (liabilities) assets	$(66.1)	$33.3	$(14.9)	$15.7	$0.7	$12.7	$(18.6)

During the year ended March 31, 2020, movements in temporary differences are as follows:

					Foreign
	Balance				currency
	beginning	Recognized	Recognized	Business	exchange	Balance
	of year	in income	in OCI	combinations	differences	end of year
Non-capital loss carryforwards	$35.2	$(1.2)	$—	$—	$(0.6)	$33.4
Unclaimed research & development expenditures	45.1	19.3	—	—	—	64.4
Capital loss carryforwards	0.7	0.7	—	—	—	1.4
Investment tax credits	(74.1)	4.1	—	—	—	(70.0)
Property, plant and equipment and right-of-use of assets	(67.4)	(11.2)	—	(3.1)	(6.7)	(88.4)
Intangible assets	(87.4)	(1.9)	—	(2.9)	(0.8)	(93.0)
Deferred revenues, contract assets and contract liabilities	2.0	(18.9)	—	—	1.0	(15.9)
Foreign currency exchange difference	(13.9)	(2.1)	13.3	—	0.4	(2.3)
Derivative financial assets and liabilities	0.2	15.6	9.7	—	—	25.5
Defined benefit obligation	55.4	0.1	(3.6)	—	1.2	53.1
Amounts not currently deductible	41.6	1.5	—	(0.6)	0.2	42.7
Other	(7.6)	(8.9)	—	—	(0.5)	(17.0)
Net deferred income tax (liabilities) assets	$(70.2)	$(2.9)	$19.4	$(6.6)	$(5.8)	$(66.1)

As at March 31, 2021, net deferred tax assets of $85.8 million (2020 – $27.8 million) were recognized in jurisdictions that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

As at March 31, 2021, a deferred income tax liability on taxable temporary differences of $2,439.9 million (2020 – $2,544.3 million) related to investments in subsidiaries and interests in joint ventures has not been recognized, because the Company controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.
The non-capital losses incurred in various jurisdictions expire as follows:

Expiry date	Unrecognized	Recognized
2022 - 2026	$72.3	$7.2
2027 - 2040	51.7	68.2
No expiry date	64.7	113.2
	$188.7	$188.6

As at March 31, 2021, the Company has $107.4 million (2020 – $149.9 million) of deductible temporary differences for which deferred tax assets have not been recognized. These amounts will reverse during a period of up to 25 years.
CAE Financial Report 2021 | 109

Notes to the Consolidated Financial Statements
NOTE 11 – SHARE CAPITAL, EARNINGS PER SHARE AND DIVIDENDS
Share capital
Authorized and issued shares
The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

The preferred shares may be issued with rights and conditions to be determined by the Board of Directors, prior to their issue. To date, the Company has not issued any preferred shares.

As at March 31, 2021, the number of common shares issued and fully paid was 293,355,463 (2020 – 265,619,627).

Issuance of common shares
On November 30, 2020, the Company completed a public equity offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million.

On March 12, 2021, the Company completed a marketed public equity offering of 10,454,545 common shares at a price of $34.29 (US$27.50) per share for gross proceeds of $358.5 million.

Total issuance-related costs of the equity offerings amounted to $42.3 million, less income tax recovery of $11.2 million.

Repurchase and cancellation of common shares
On February 7, 2020, the Company announced the renewal of the normal course issuer bid (NCIB) to purchase up to 5,321,474 of its common shares. The NCIB began on February 25, 2020 and ended on February 24, 2021. Purchases were made on the open market plus brokerage fees through the facilities of the TSX and/or alternative trading systems at the prevailing market price at the time of the transaction, in accordance with the TSX’s applicable policies. All common shares purchased pursuant to the NCIB were cancelled. On April 6, 2020, the Company announced that it had temporarily suspended its NCIB in response to the COVID-19 pandemic (Note 3). The NCIB has since expired and has not been renewed.

During the year ended March 31, 2021, no common shares were repurchased and cancelled under the NCIB (2020 ‑ 1,493,331 common shares at a weighted average price of $33.22 per share for a total consideration of $49.6 million).

Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	2021	2020
Weighted average number of common shares outstanding	272,009,538	265,951,131
Effect of dilutive stock options	—	1,644,353
Weighted average number of common shares outstanding for diluted earnings per share calculation	272,009,538	267,595,484

As at March 31, 2021, stock options to acquire 7,476,902 common shares (2020 – 1,293,200) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

Dividends
On April 6, 2020, the Company announced that it had temporarily suspended its common share dividends in response to the COVID-19 pandemic (Note 3).

During the year ended March 31, 2021, no dividends were declared (2020 – $114.3 million or $0.43 per share).
110 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 12 – ACCOUNTS RECEIVABLE
Details of accounts receivable are as follows:

	2021	2020
Current trade receivables	$180.3	$215.1
Past due trade receivables
1-30 days	48.2	95.7
31-60 days	22.7	27.8
61-90 days	11.8	34.1
Greater than 90 days	139.5	105.3
Total trade receivables	$402.5	$478.0
Investment in finance leases (Note 17)	13.6	16.8
Receivables from related parties (Note 35)	29.4	45.8
Other receivables	107.5	53.0
Credit loss allowances	(34.4)	(27.5)
Total accounts receivable	$518.6	$566.1

Changes in credit loss allowances are as follows:

	2021	2020
Credit loss allowances, beginning of year	$(27.5)	$(22.0)
Additions	(15.7)	(7.4)
Amounts charged off	6.3	0.8
Unused amounts reversed	0.4	1.8
Foreign currency exchange differences	2.1	(0.7)
Credit loss allowances, end of year	$(34.4)	$(27.5)

NOTE 13 – BALANCE FROM CONTRACTS WITH CUSTOMERS
Net contract liabilities are as follows:

	2021	2020
Contract assets	$461.9	$569.3
Contract liabilities - current	(674.7)	(746.2)
Contract liabilities - non-current	(96.2)	(83.3)
Net contract liabilities	$(309.0)	$(260.2)
During the year ended March 31, 2021, the Company recognized revenue of $517.7 million (2020 – $532.2 million) that was included in the contract liability balance at the beginning of the year.
During the year ended March 31, 2021, the Company recognized a reversal of revenue of $8.9 million (2020 – revenue of $29.8 million) related to performance obligations satisfied in previous years. This primarily relates to estimate at completion adjustments that impacted revenue and measures of completion.
Remaining performance obligations
As at March 31, 2021, the amount of the revenues expected to be realized in future years from performance obligations that are unsatisfied, or partially unsatisfied, was $4,438.7 million. The Company expects to recognize approximately 35% of these remaining performance obligations as revenue by March 31, 2022, an additional 21% by March 31, 2023 and the balance thereafter.

NOTE 14 – INVENTORIES

	2021	2020
Work in progress	$446.0	$405.1
Raw materials, supplies and manufactured products	201.8	211.1
Total inventories	$647.8	$616.2

During the year ended March 31, 2021, use of inventory recognized in cost of sales amounted to $394.9 million (2020 ‑ $500.3 million), and impairment of inventories to net realizable value amounted to $34.0 million (2020 – $6.4 million).

CAE Financial Report 2021 | 111

Notes to the Consolidated Financial Statements
NOTE 15 – PROPERTY, PLANT AND EQUIPMENT

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Net book value as at April 1, 2019	$241.7	$1,450.3	$51.5	$54.8	$145.0	$1,943.3
Additions	31.0	27.3	13.9	11.3	207.1	290.6
Additions – business combinations (Note 4)	0.1	—	0.1	0.6	—	0.8
Disposals	(0.1)	(0.5)	—	(0.1)	—	(0.7)
Depreciation	(17.7)	(105.0)	(17.9)	(5.0)	—	(145.6)
Impairment	—	(1.8)	—	—	—	(1.8)
Transfers and others	2.2	155.0	2.8	4.6	(151.6)	13.0
Foreign currency exchange differences	5.6	44.0	1.0	3.1	0.7	54.4
Net book value as at March 31, 2020	$262.8	$1,569.3	$51.4	$69.3	$201.2	$2,154.0
Additions	16.2	13.4	13.4	19.1	45.5	107.6
Additions – business combinations (Note 4)	0.3	7.9	0.3	—	—	8.5
Disposals	—	(1.9)	(0.1)	(0.4)	(1.6)	(4.0)
Depreciation	(19.8)	(113.3)	(15.9)	(5.8)	—	(154.8)
Impairment	—	(76.7)	—	—	—	(76.7)
Transfers and others	36.1	145.3	1.4	0.6	(97.3)	86.1
Foreign currency exchange differences	(13.5)	(120.9)	(2.2)	(6.7)	(8.0)	(151.3)
Net book value as at March 31, 2021	$282.1	$1,423.1	$48.3	$76.1	$139.8	$1,969.4

			Machinery		Assets
	Buildings		and		under
(amounts in millions)	and land	Simulators	equipment	Aircraft	construction	Total
Cost	$490.0	$2,191.1	$203.1	$82.2	$201.2	$3,167.6
Accumulated depreciation and impairment	(227.2)	(621.8)	(151.7)	(12.9)	—	(1,013.6)
Net book value as at March 31, 2020	$262.8	$1,569.3	$51.4	$69.3	$201.2	$2,154.0
Cost	$513.8	$2,140.6	$192.9	$91.9	$139.8	$3,079.0
Accumulated depreciation and impairment	(231.7)	(717.5)	(144.6)	(15.8)	—	(1,109.6)
Net book value as at March 31, 2021	$282.1	$1,423.1	$48.3	$76.1	$139.8	$1,969.4

During the year ended March 31, 2021, depreciation of $152.4 million (2020 – $142.8 million) has been recorded in cost of sales, $0.5  million (2020 – $0.8 million) in research and development expenses and $1.9 million (2020 – $2.0 million) in selling, general and administrative expenses.

112 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 16 – INTANGIBLE ASSETS

		Capitalized			ERP and	Other
(amounts in millions)	Goodwill	development	Customer		other	intangible
	(Note 29)	costs	relationships	Licenses	software	assets	Total
Net book value as at March 31, 2019	$1,067.7	$210.6	$322.8	$324.4	$70.7	$31.7	$2,027.9
Additions – internal development	—	86.2	—	—	12.0	—	98.2
Additions – acquired separately	—	—	—	1.8	—	0.6	2.4
Additions – business combinations (Note 4)	20.1	5.8	13.0	(7.0)	—	—	31.9
Amortization	—	(39.6)	(34.7)	(12.8)	(14.1)	(4.9)	(106.1)
Impairment	(37.5)	(3.2)	—	—	—	—	(40.7)
Transfers and others	—	(11.1)	2.9	(2.7)	4.1	—	(6.8)
Foreign currency exchange differences	35.0	0.8	8.0	5.0	0.3	0.6	49.7
Net book value as at March 31, 2020	$1,085.3	$249.5	$312.0	$308.7	$73.0	$28.0	$2,056.5
Additions – internal development	—	48.6	—	—	6.8	—	55.4
Additions – acquired separately	—	—	—	—	—	0.6	0.6
Additions – business combinations (Note 4)	169.0	—	47.9	—	0.7	2.2	219.8
Amortization	—	(44.6)	(29.7)	(17.6)	(13.4)	(4.0)	(109.3)
Impairment	—	(41.4)	(9.3)	—	—	(1.1)	(51.8)
Transfers and others	—	5.3	(0.9)	(0.9)	(1.4)	0.4	2.5
Foreign currency exchange differences	(81.1)	(1.7)	(22.5)	(10.8)	(0.5)	(1.3)	(117.9)
Net book value as at March 31, 2021	$1,173.2	$215.7	$297.5	$279.4	$65.2	$24.8	$2,055.8

		Capitalized			ERP and	Other
	Goodwill	development	Customer		other	intangible
	(Note 29)	costs	relationships	Licenses	software	assets	Total
Cost	$1,122.8	$454.2	$486.1	$326.2	$213.3	$98.3	$2,700.9
Accumulated amortization and impairment	(37.5)	(204.7)	(174.1)	(17.5)	(140.3)	(70.3)	(644.4)
Net book value as at March 31, 2020	$1,085.3	$249.5	$312.0	$308.7	$73.0	$28.0	$2,056.5
Cost	$1,210.7	$433.6	$482.6	$313.6	$215.6	$94.6	$2,750.7
Accumulated amortization and impairment	(37.5)	(217.9)	(185.1)	(34.2)	(150.4)	(69.8)	(694.9)
Net book value as at March 31, 2021	$1,173.2	$215.7	$297.5	$279.4	$65.2	$24.8	$2,055.8

During the year ended March 31, 2021, amortization of $63.8 million (2020 – $65.8 million) has been recorded in cost of sales, $43.6 million (2020 – $38.5 million) in research and development expenses and $1.9 million (2020 – $1.8 million) in selling, general and administrative expenses.
CAE Financial Report 2021 | 113

Notes to the Consolidated Financial Statements
NOTE 17 – LEASES
Leases as lessee

Right-of-use assets

			Machinery
	Buildings		and
	and land	Simulators	equipment	Aircraft	Total
Net book value as at April 1, 2019	$241.8	$183.7	$7.3	$—	$432.8
Additions and remeasurements	30.1	(3.4)	0.6	—	27.3
Additions – business combinations (Note 4)	1.1	—	—	0.4	1.5
Depreciation	(25.3)	(20.1)	(3.1)	(0.2)	(48.7)
Transfers and others	(1.0)	(25.3)	0.2	—	(26.1)
Foreign currency exchange differences	5.2	3.9	—	—	9.1
Net book value as at March 31, 2020	$251.9	$138.8	$5.0	$0.2	$395.9
Additions and remeasurements	(2.3)	0.1	16.1	13.0	26.9
Additions – business combinations (Note 4)	13.1	49.5	—	—	62.6
Depreciation	(29.0)	(17.2)	(3.4)	(0.5)	(50.1)
Impairment	(9.2)	—	—	—	(9.2)
Transfers and others	1.1	(97.1)	0.4	(0.2)	(95.8)
Foreign currency exchange differences	(13.6)	(8.2)	—	—	(21.8)
Net book value as at March 31, 2021	$212.0	$65.9	$18.1	$12.5	$308.5
During the year ended March 31, 2021, depreciation of $47.8 million (2020 - $47.0 million) has been recorded in cost of sales and $2.3 million (2020 - $1.7 million) in selling, general and administrative expenses.

Transfers and others mainly represent transfers from right-of-use assets to property, plant and equipment when the Company obtains ownership of the underlying asset at the end of the lease term or through a purchase option.

Short-term leases, leases of low-value assets and variable lease payments
During the year ended March 31, 2021, expenses of $19.5 million (2020 - $16.3 million) have been recognized in net income relating to short-term leases, leases of low-value assets and variable lease payments not included in the measurement of lease liabilities.

Leases as lessor

Operating Leases
As at March 31, 2021, the net book value of property, plant and equipment leased under operating leases to third parties was $58.2 million (2020 - $72.8 million).

Undiscounted lease payments to be received under operating leases are as follows:

	2021	2020
Less than 1 year	$28.6	$38.3
Between 1 and 2 years	24.1	35.6
Between 2 and 3 years	20.6	30.4
Between 3 and 4 years	20.2	25.8
Between 4 and 5 years	17.9	25.3
More than 5 years	28.9	65.7
Total undiscounted lease payments receivable	$140.3	$221.1

114 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Finance Leases
Undiscounted lease payments to be received under finance leases are as follows:

	2021	2020
Less than 1 year	$17.2	$19.5
Between 1 and 2 years	17.2	19.8
Between 2 and 3 years	20.6	27.4
Between 3 and 4 years	10.6	10.3
Between 4 and 5 years	12.4	11.6
More than 5 years	124.8	146.8
Total undiscounted lease payments receivable	$202.8	$235.4
Unearned finance income	(65.2)	(71.4)
Discounted unguaranteed residual values of leased assets	(9.1)	(9.0)
Total investment in finance leases	$128.5	$155.0
Current portion (Note 12)	13.6	16.8
Non-current portion (Note 18)	$114.9	$138.2

NOTE 18 – OTHER NON-CURRENT ASSETS

	2021	2020
Restricted cash	$11.4	$12.4
Prepaid rent to a portfolio investment	21.2	23.3
Advances to a portfolio investment	11.1	29.7
Investment in finance leases (Note 17)	114.9	138.2
Non-current receivables	45.6	40.2
Investment tax credits	259.2	231.5
Other	32.4	35.1
	$495.8	$510.4

NOTE 19 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2021	2020
Accounts payable trade	$461.9	$539.7
Accrued liabilities	452.1	370.9
Deferred revenue	9.7	15.2
Amount due to related parties (Note 35)	5.8	5.7
Current portion of royalty obligations	16.1	2.9
	$945.6	$934.4

NOTE 20 – PROVISIONS
Changes in provisions are as follows:

	Restoration
	and simulator	Restructuring
	removal	(Note 8)	Legal	Warranties	Other	Total
Provisions, as at March 31, 2020	$12.0	$1.4	$3.6	$32.4	$8.4	$57.8
Additions	0.1	44.7	2.6	7.5	0.2	55.1
Business combinations (Note 4)	—	—	—	6.5	—	6.5
Amount used	—	(16.7)	(0.5)	(12.6)	(3.0)	(32.8)
Reversal of unused amounts	(0.7)	(0.6)	—	(2.4)	(1.2)	(4.9)
Foreign currency exchange differences	(0.5)	3.0	(0.4)	(0.2)	(0.1)	1.8
Provisions, as at March 31, 2021	$10.9	$31.8	$5.3	$31.2	$4.3	$83.5
Current portion	0.2	31.1	5.2	13.2	2.9	52.6
Non-current portion	$10.7	$0.7	$0.1	$18.0	$1.4	$30.9

CAE Financial Report 2021 | 115

Notes to the Consolidated Financial Statements
NOTE 21 – DEBT FACILITIES
Long-term debt, net of transaction costs is as follows:

			Repayment		2021		2020
Notional amount			period	Current	Non-current	Current	Non-current
Unsecured senior notes
U.S. dollar, fixed rate - 3.60% to 4.90%	US$	975.0	2021-2034	$17.2	$1,202.3	$—	$1,370.4
Canadian dollar, fixed rate - 4.15%		$30.0	2021-2027	2.9	27.1	—	30.0
Term loans
U.S. dollar, variable rate	US$	176.4	2022-2025	71.2	149.3	79.7	177.1
Canadian dollar, variable rate		$40.9	2021-2028	5.6	35.1	5.6	40.7
Other			2021-2026	15.3	54.7	8.2	7.9
Lease liabilities
U.S. dollar			2021-2041	60.8	110.7	91.7	214.4
Other			2021-2043	27.0	148.7	21.0	160.7
R&D obligations
Canadian dollar			2021-2039	16.3	407.3	—	391.5
Revolving credit facilities
U.S. dollar, variable rate				—	—	—	423.3
Canadian dollar, variable rate				—	—	—	290.0
Total long-term debt				$216.3	$2,135.2	$206.2	$3,106.0

Term loans
In March 2021, the Company repaid a term loan amounting to US$50.0 million and replaced it with a term loan amounting to US$50.0 million maturing in March 2022, bearing interest at a variable rate.

In March 2021, the Company entered into a term loan amounting to €31.7 million to refinance assets previously financed under lease and acquired as part of the FSC acquisition. The term loan matures in 2026, bearing interest at a variable rate.

R&D obligations
Represents obligations with the Government of Canada and the Government of Quebec relative to R&D programs whereby the government entities provide funding through loans for a portion of eligible spending related to specified R&D projects, up to a predetermined maximum funding amount. As at March 31, 2021, the remaining undrawn amount available under these programs was $38.5 million (2020 - $86.3 million). During the year ended March 31, 2021, the Company obtained payment deferrals on certain R&D obligations as part of the government’s economic response to the COVID-19 pandemic, which resulted in a remeasurement gain included in Other (gains) and losses (Note 7).

Revolving credit facilities
On April 9, 2020, the Company concluded a new two-year $500.0 million unsecured revolving credit facility. The facility bears interest at variable rates, plus a margin that is determined based on the usage of the facility and the Company’s credit rating. The new facility provides access to additional liquidity and is added to the current US$850.0 million unsecured revolving credit facility.

116 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Information on the change in liabilities for which cash flows have been classified as financing activities in the statement of cash flows are as follows:

	Unsecured				Revolving
	senior	Term	Lease	R&D	credit
	notes	loans	liabilities	obligations	facilities	Total
Net book value as at April 1, 2019	$1,368.2	$352.3	$525.1	$348.5	$—	$2,594.1
Changes from financing cash flows
Net proceeds from borrowing under
revolving credit facilities	—	—	—	—	708.2	708.2
Proceeds from long-term debt	131.7	5.5	—	30.4	—	167.6
Repayment of long-term debt	(175.4)	(53.4)	—	(4.2)	—	(233.0)
Repayment of lease liabilities	—	—	(79.8)	—	—	(79.8)
Total changes from financing cash flows	$(43.7)	$(47.9)	$(79.8)	$26.2	$708.2	$563.0
Non-cash changes
Business combinations (Note 4)	—	—	1.6	—	—	1.6
Foreign currency exchange differences	75.2	14.7	13.8	—	5.1	108.8
Additions and remeasurement of lease liabilities	—	—	27.3	—	—	27.3
Accretion	—	—	—	16.8	—	16.8
Other	0.7	0.1	(0.2)	—	—	0.6
Total non-cash changes	$75.9	$14.8	$42.5	$16.8	$5.1	$155.1
Net book value as at March 31, 2020	$1,400.4	$319.2	$487.8	$391.5	$713.3	$3,312.2
Changes from financing cash flows
Net repayment from borrowing under
revolving credit facilities	—	—	—	—	(705.6)	(705.6)
Proceeds from long-term debt	—	127.2	—	23.9	—	151.1
Repayment of long-term debt	—	(86.1)	—	—	—	(86.1)
Repayment of lease liabilities	—	—	(200.8)	—	—	(200.8)
Total changes from financing cash flows	$—	$41.1	$(200.8)	$23.9	(705.6)	$(841.4)
Non-cash changes
Business combinations (Note 4)	—	0.8	72.2	—	—	73.0
Foreign currency exchange differences	(151.4)	(30.2)	(31.5)	—	(7.7)	(220.8)
Additions and remeasurement of lease liabilities	—	—	26.9	—	—	26.9
Accretion	—	—	—	20.7	—	20.7
Other	0.5	0.3	(7.4)	(12.5)	—	(19.1)
Total non-cash changes	$(150.9)	$(29.1)	$60.2	$8.2	$(7.7)	$(119.3)
Net book value as at March 31, 2021	$1,249.5	$331.2	$347.2	$423.6	$—	$2,351.5
As at March 31, 2021, the Company is in compliance with all of its covenants.

NOTE 22 – EMPLOYEE BENEFITS OBLIGATIONS
Defined benefit pension plans
The Company has three registered funded defined benefit pension plans in Canada (two for employees and one for designated executives) that provide benefits based on length of service and final average earnings. The Company also maintains funded pension plans for employees in the Netherlands and United Kingdom that provide benefits based on similar provisions.

The Company’s annual contributions, to fund both benefits accruing in the year and deficits accumulated over prior years, and the plans’ financial position are determined based on actuarial valuations. Applicable pension legislations prescribe minimum funding requirements.

In addition, the Company maintains unfunded plans in Canada, United States and Germany that provide defined benefits based on length of service and final average earnings. These unfunded plans are the sole obligation of the Company, and there is no requirement to fund them. However, the Company is obligated to pay the benefits when they become due. As at March 31, 2021, the Company has issued letters of credit totalling $68.0 million (2020 – $60.6 million) to collateralize the obligations under the Canadian plans.

The funded plans are trustee administered funds. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition. Responsibility for governance of the plans, including investment decisions and contribution schedules, lies jointly with the Company and the board of trustees.
CAE Financial Report 2021 | 117

Notes to the Consolidated Financial Statements
The employee benefits obligations are as follows:

	2021	2020
Funded defined benefit pension obligations	$761.5	$649.2
Fair value of plan assets	641.9	530.1
Funded defined benefit pension obligations – net	$119.6	$119.1
Unfunded defined benefit pension obligations	102.6	93.7
Employee benefits obligations	$222.2	$212.8

Changes in funded defined benefit pension obligations and fair value of plan assets are as follows:

			2021			2020
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$576.9	$72.3	$649.2	$597.2	$67.2	$664.4
Current service cost	28.4	2.4	30.8	30.4	2.1	32.5
Interest cost	20.5	1.1	21.6	18.0	1.1	19.1
Past service cost	1.0	(2.8)	(1.8)	—	—	—
Actuarial loss (gain) arising from:
Experience adjustments	(0.6)	(1.7)	(2.3)	9.2	0.4	9.6
Economic assumptions	72.3	9.1	81.4	(64.3)	0.5	(63.8)
Demographic assumptions	—	(1.3)	(1.3)	—	(0.4)	(0.4)
Employee contributions	7.4	0.5	7.9	7.2	0.6	7.8
Pension benefits paid	(18.9)	(1.4)	(20.3)	(20.8)	(1.5)	(22.3)
Foreign currency exchange differences	—	(3.7)	(3.7)	—	2.3	2.3
Pension obligations, end of year	$687.0	$74.5	$761.5	$576.9	$72.3	$649.2
Fair value of plan assets, beginning of year	$467.8	$62.3	$530.1	$485.3	$58.4	$543.7
Interest income	16.9	1.0	17.9	14.9	0.9	15.8
Return on plan assets, excluding amounts
included in interest income	79.7	6.3	86.0	(40.0)	(0.2)	(40.2)
Employer contributions	22.7	1.9	24.6	22.1	2.3	24.4
Employee contributions	7.4	0.5	7.9	7.2	0.6	7.8
Pension benefits paid	(18.9)	(1.4)	(20.3)	(20.8)	(1.5)	(22.3)
Administrative costs	(0.9)	(0.2)	(1.1)	(0.9)	(0.2)	(1.1)
Foreign currency exchange differences	—	(3.2)	(3.2)	—	2.0	2.0
Fair value of plan assets, end of year	$574.7	$67.2	$641.9	$467.8	$62.3	$530.1
Changes in unfunded defined benefit pension obligations are as follows:

			2021			2020
Canadian		Foreign	Total	Canadian	Foreign	Total
Pension obligations, beginning of year	$78.0	$15.7	$93.7	$77.2	$14.7	$91.9
Current service cost	3.2	0.6	3.8	3.3	0.6	3.9
Interest cost	2.6	0.2	2.8	2.1	0.2	2.3
Past service cost	—	—	—	—	(0.1)	(0.1)
Actuarial loss (gain) arising from:
Experience adjustments	—	—	—	7.7	(0.6)	7.1
Economic assumptions	7.9	(0.8)	7.1	(7.2)	1.1	(6.1)
Pension benefits paid	(3.1)	(0.7)	(3.8)	(2.8)	(0.7)	(3.5)
Business combinations	—	—	—	(2.3)	—	(2.3)
Foreign currency exchange differences	—	(1.0)	(1.0)	—	0.5	0.5
Pension obligations, end of year	$88.6	$14.0	$102.6	$78.0	$15.7	$93.7

118 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Net pension cost is as follows:

			2021			2020
Canadian		Foreign	Total	Canadian	Foreign	Total
Funded plans
Current service cost	$28.4	$2.4	$30.8	$30.4	$2.1	$32.5
Interest cost	20.5	1.1	21.6	18.0	1.1	19.1
Interest income	(16.9)	(1.0)	(17.9)	(14.9)	(0.9)	(15.8)
Past service cost	1.0	(2.8)	(1.8)	—	—	—
Administrative cost	0.9	0.2	1.1	0.9	0.2	1.1
Net pension cost of funded plans	$33.9	$(0.1)	$33.8	$34.4	$2.5	$36.9
Unfunded plans
Current service cost	$3.2	$0.6	$3.8	$3.3	$0.6	$3.9
Interest cost	2.6	0.2	2.8	2.1	0.2	2.3
Past service cost	—	—	—	—	(0.1)	(0.1)
Net pension cost of unfunded plans	$5.8	$0.8	$6.6	$5.4	$0.7	$6.1
Total net pension cost	$39.7	$0.7	$40.4	$39.8	$3.2	$43.0

During the year ended March 31, 2021, pension costs of $18.5 million (2020 – $15.8 million) have been charged in cost of sales, $5.5 million (2020 – $4.3 million) in research and development expenses, $10.2 million (2020 – $14.3 million) in selling, general and administrative expenses, $6.5 million (2020 – $5.6 million) in finance expense, and a net gain related to past service cost of $1.8 million (2020 - nil) has been recorded in restructuring, integration and acquisition costs. In addition, pension costs of $1.5 million (2020 – $3.0 million) were capitalized.

 Fair value of the plan assets, by major categories, are as follows:

(amounts in millions)			2021			2020
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Canadian plans
Equity funds
Canadian	$—	$78.2	$78.2	$—	$55.2	$55.2
Foreign	—	187.3	187.3	—	165.7	165.7
Bond funds
Government	—	113.0	113.0	—	92.2	92.2
Corporate	—	104.3	104.3	—	85.2	85.2
Cash and cash equivalents	—	11.2	11.2	—	4.3	4.3
Other	—	80.7	80.7	—	65.2	65.2
Total Canadian plans	$—	$574.7	$574.7	$—	$467.8	$467.8
Foreign plans
Insured annuities	$—	$60.3	$60.3	$—	$55.9	$55.9
Equity instruments	2.6	—	2.6	2.4	—	2.4
Debt instruments
Corporate	3.7	—	3.7	3.5	—	3.5
Other	—	0.6	0.6	—	0.5	0.5
Total Foreign plans	$6.3	$60.9	$67.2	$5.9	$56.4	$62.3
Total plans	$6.3	$635.6	$641.9	$5.9	$524.2	$530.1

As at March 31, 2021 and March 31, 2020, there were no common shares of the Company in the pension plan assets.

Significant assumptions (weighted average) used are as follows:

		Canadian		Foreign
	2021	2020	2021	2020
Pension obligations as at March 31:
Discount rate	3.32%	3.96%	1.06%	1.46%
Compensation rate increases	3.65%	3.66%	3.01%	2.92%
Net pension cost for years ended March 31:
Discount rate	3.96%	3.33%	1.46%	1.64%
Compensation rate increases	3.66%	3.66%	2.92%	2.92%

CAE Financial Report 2021 | 119

Notes to the Consolidated Financial Statements
Assumptions regarding future mortality are based on actuarial advice in accordance with published statistics and mortality tables and experience in each territory. The mortality tables and the average life expectancy in years for a member age 45 and 65 are as follows:

As at March 31, 2021		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.5	22.1	25.6	24.3
Netherlands	AG2020	23.3	21.4	25.3	23.4
Germany	Heubeck RT2018G	23.1	20.3	26.0	23.8
United Kingdom	S2PxA CMI 2020	23.0	22.0	25.2	23.9
United States	CPM private tables	24.8	23.4	26.3	25.0

As at March 31, 2020		Life expectancy over 65 for a member
(in years)			Male		Female
Country	Mortality table	at age 45	at age 65	at age 45	at age 65
Canada	CPM private tables	23.5	22.0	25.6	24.3
Netherlands	AG2018	23.9	21.8	25.9	23.7
Germany	Heubeck RT2018G	23.0	20.2	25.9	23.7
United Kingdom	S2PxA CMI 2018	23.1	22.0	25.1	22.0
United States	CPM private tables	24.7	23.3	26.2	24.9

As at March 31, 2021, the weighted average duration of the defined benefit obligation is 19 years.

The impact on the defined benefit obligation as a result of a 0.25% change in the significant assumptions as at March 31, 2021 are as follows:

		Funded plans	Unfunded plans
Canadian		Foreign	Canadian	Foreign	Total
Discount rate:
Increase	$(30.3)	$(3.8)	$(2.9)	$(0.4)	$(37.4)
Decrease	32.5	4.1	3.1	0.5	40.2
Compensation rate:
Increase	8.3	0.2	0.5	—	9.0
Decrease	(8.5)	(0.2)	(0.5)	—	(9.2)

Through its defined benefit plans, the Company is exposed to a number of risks, the most significant being the exposure to asset volatility, to changes in bond yields and to changes in life expectancy. The plan liabilities are calculated using a discount rate set with reference to corporate bond yields, if plan assets underperform against this yield, this will create a deficit. A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings. The plans’ obligations are to provide benefits for the duration of the life of its members, therefore, increases in life expectancy will result in an increase in the plans’ liabilities.

Contributions reflect actuarial assumptions of future investment returns, salary projections and future service benefits. The expected employer contributions and expected benefits paid for the next fiscal year are as follows:

	Canadian	Foreign	Total
Expected employer contributions in funded plans	$22.3	$2.3	$24.6
Expected benefits paid in unfunded plans	3.5	0.7	4.2

NOTE 23 – OTHER NON-CURRENT LIABILITIES

	2021	2020
Deferred revenue and contract liabilities	$108.6	$104.7
Share-based payments liabilities (Note 26)	79.7	35.1
Contingent consideration arising on business combinations	11.2	—
Interest payable	19.8	21.1
Other	26.3	30.2
	$245.6	$191.1

120 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 24 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

	2021	2020
Cash (used in) provided by non cash working capital:
Accounts receivable	$32.6	$(39.9)
Contract assets	75.5	(29.9)
Inventories	43.4	(87.5)
Prepayments	2.3	(0.9)
Income taxes	(12.0)	8.2
Accounts payable and accrued liabilities	(54.0)	53.5
Provisions	27.7	(6.5)
Contract liabilities	(165.0)	50.8
	$(49.5)	$(52.2)

Supplemental information:

	2021	2020
Interest paid	$98.0	$108.7
Interest received	13.2	11.4
Income taxes paid	26.4	34.2

NOTE 25 – ACCUMULATED OTHER COMPREHENSIVE INCOME

	Foreign currency
	exchange differences				Net changes in
	on translation of		Net changes in		financial assets
	foreign operations		cash flow hedges		carried at FVOCI			Total
	2021	2020	2021	2020	2021	2020	2021	2020
Balances, beginning of year	$225.9	$208.9	$(33.3)	$(10.5)	$0.6	$0.6	$193.2	$199.0
Other comprehensive (loss) income	(161.4)	17.0	28.1	(22.8)	(1.8)	—	(135.1)	(5.8)
Balances, end of year	$64.5	$225.9	$(5.2)	$(33.3)	$(1.2)	$0.6	$58.1	$193.2

NOTE 26 – SHARE-BASED PAYMENTS
The Company’s share-based payment plans consist of two categories: an equity-settled share-based payment plan comprised of the stock option plan; and cash-settled share-based payments plans that include the stock purchase plan, deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan.

Share-based payments expense are as follows:

	2021	2020
Equity-settled plan
Stock option plan	$9.8	$5.8
Cash-settled plans
Stock purchase plan	10.0	10.3
Deferred share unit (DSU) plans	11.4	(2.4)
Restricted share unit (RSU) plans	28.6	(10.9)
Performance share unit (PSU) plan	39.3	(2.9)
Total share-based payments expense	$99.1	$(0.1)
Impact of equity swap agreements (Note 33)	(45.6)	44.0
Amount capitalized	(0.5)	(1.2)
Share-based payments expense, net of equity swap (Note 27)	$53.0	$42.7

CAE Financial Report 2021 | 121

Notes to the Consolidated Financial Statements
Carrying amount of share-based payments liabilities are as follows:

	2021	2020
Cash-settled plans
Deferred share unit (DSU) plans	$19.7	$8.4
Restricted share unit (RSU) plans	46.3	24.7
Performance share unit (PSU) plan	36.8	16.2
Total carrying amount of share-based payments liabilities	$102.8	$49.3
Current portion	23.1	14.2
Non-current portion (Note 23)	$79.7	$35.1

Stock option plan
Stock options to purchase common shares of the Company are granted to certain employees, officers and executives of the Company. The stock option exercise price is equal to the common shares weighted average price on the TSX of the five days of trading prior to the grant date. Stock options vest over four years of continuous employment from the grant date. The stock options must be exercised within a seven-year period, but are not exercisable during the first year after the grant date. As at March 31, 2021, a total of 11,205,103 common shares (2020 – 11,892,268) remained authorized for issuance under the stock option plan.

Changes in outstanding stock options are as follows:

		2021		2020
		Weighted		Weighted
	Number of	average exercise	Number of	average exercise
stock options		price	stock options	price
Stock options outstanding, beginning of year	6,050,854	$24.25	6,504,125	$20.41
Granted	2,697,713	20.65	1,320,700	34.50
Exercised	(687,165)	17.94	(1,553,846)	17.06
Forfeited	(579,700)	26.28	(196,825)	24.17
Expired	(4,800)	11.02	(23,300)	10.06
Stock options outstanding, end of year	7,476,902	$23.39	6,050,854	$24.25
Stock options exercisable, end of year	2,934,364	$21.66	2,187,379	$19.05

During the year ended March 31, 2021, the weighted average market share price for stock options exercised was $30.19 (2020 ⁃ $34.77).

As at March 31, 2021, summarized information about the stock options issued and outstanding is as follows:

		Options Outstanding		Options Exercisable
		Weighted
	Number of	average remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average exercise	stock options	average exercise
exercise prices	outstanding	(years)	price	exercisable	price
$14.61 to $16.15	1,201,885	1.80	$15.80	1,201,885	$15.80
$20.24 to $22.26	3,735,679	5.13	21.12	864,229	22.13
$22.31 to $34.98	2,539,338	4.64	30.31	868,250	29.29
Total	7,476,902	4.43	$23.39	2,934,364	$21.66

During the year ended March 31, 2021, the weighted average fair value of stock options granted was $5.22 (2020 – $4.98).

The assumptions used in the calculation of the fair value of the stock options on the grant date using the Black-Scholes option pricing model are as follows:

	2021	2020
Common share price	$21.48	$33.94
Exercise price	$20.65	$34.50
Dividend yield	2.01%	1.18%
Expected volatility	35.22%	19.70%
Risk-free interest rate	0.36%	1.48%
Expected stock option life	4 years	4 years

Expected volatility is estimated by considering historical average common share price volatility over the expected life of the stock options.
122 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Stock purchase plan
Employees of the Company and its participating subsidiaries can acquire common shares through regular payroll deductions. The Company contributes $1 for every $2 of employee contributions, up to a maximum of 3% of the employee’s base salary. The employee and Company’s contributions are remitted to an independent plan administrator who purchases common shares on the market on behalf of the employee.

Deferred share unit (DSU) plans
Non-employee directors holding less than the minimum required holdings of common shares of the Company receive their Board retainer compensation in the form of deferred share units (DSUs). A non-employee director holding no less than the minimum required holdings of common shares may also elect to participate in the DSU plan in respect of part or all of his or her retainer. Such retainer amount is converted to DSUs based on the common shares price on the TSX on the date such retainer becomes payable to the non‑employee director.

Certain executives can elect to defer a portion or entire short-term incentive payment to the DSU plan on an annual basis. Such deferred short-term incentive amount is converted to DSUs based on the common shares weighted average price on the TSX of the five days of trading prior to the date such incentive becomes payable to the executives.

DSUs entitle the holders to receive a cash payment equal to the common shares closing price on the TSX on the payment date, or, in certain cases, the weighted average price of to the five days prior to the payment date. Holders are also entitled to dividend equivalents payable in additional DSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

DSUs vest immediately and are paid upon any termination of employment or when a non-employee director ceases to act as a director.

Changes in outstanding DSUs are as follows:

	2021	2020
DSUs outstanding, beginning of year	469,835	523,470
Granted	81,980	79,196
Redeemed	(1,073)	(140,251)
Dividends paid in DSUs	—	7,420
DSUs vested and outstanding, end of year	550,742	469,835

Restricted share unit (RSU) plans
Restricted share units (RSUs) are granted to certain employees, officers and executives of the Company. RSUs entitle the holders to receive a cash payment based on the average closing price on the TSX for the 20 trading days preceding the vesting date, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. RSUs are paid three years after the grant date.

Changes in outstanding RSUs are as follows:

	2021	2020
RSUs outstanding, beginning of year	1,490,603	1,570,063
Granted	246,249	149,477
Cancelled	(42,264)	(16,207)
Redeemed	(264,064)	(228,928)
Dividends paid in RSUs	—	16,198
RSUs outstanding, end of year	1,430,524	1,490,603
RSUs vested, end of year	1,295,233	1,391,195

As at March 31, 2021, vested and outstanding RSUs includes 943,250 RSUs granted under the previous plan (2020 – 1,044,359), which are paid upon any termination of employment of the holder. Under the previous plan, holders are also entitled to dividend equivalents payable in additional RSUs in an amount equal to the dividends paid on the common shares from the date of issuance to the payment date.

Performance share unit (PSU) plan
Performance share units (PSUs) are granted to certain employees, officers and executives of the Company. PSUs entitle the holders to receive a cash payment equal to the average closing price on the TSX of the common shares for the 20 trading days preceding the vesting date multiplied by a factor which ranges from 0% to 200% based on the attainment of performance criteria set out pursuant to the plan, if restriction criteria are met. Restriction criteria include continuing employment for a period of up to three years. PSUs are paid three years after the grant date.

CAE Financial Report 2021 | 123

Notes to the Consolidated Financial Statements
Changes in outstanding PSUs are as follows:

	2021	2020
PSUs outstanding, beginning of year	976,873	1,141,200
Granted	585,162	730,352
Cancelled	(41,266)	(41,991)
Redeemed	(700,680)	(852,688)
PSUs outstanding, end of year	820,089	976,873
PSUs vested, end of year	649,449	758,209

NOTE 27 – EMPLOYEE COMPENSATION
Total employee compensation expense recognized in income is as follows:

(amounts in millions)	2021	2020
Salaries and other short-term employee benefits	$1,095.9	$1,218.6
Share-based payments expense, net of equity swap (Note 26)	53.0	42.7
Post-employment benefits – defined benefit plans (Note 22)	38.9	40.0
Post-employment benefits – defined contribution plans	17.9	19.2
Termination benefits	43.9	4.4
Total employee compensation	$1,249.6	$1,324.9

NOTE 28 – GOVERNMENT PARTICIPATION
Government contributions, other than COVID-19 government support programs, were recognized as follows:

	2021	2020
Credited to non-financial assets	$11.7	$15.6
Credited to income	20.2	18.0
	$31.9	$33.6

COVID-19 government support programs
Governments around the world have responded to the COVID-19 pandemic by implementing a variety of financial relief measures and support programs for impacted businesses and employees. Government assistance programs that meet the definition of a government grant were accounted for under the specific requirements of IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance.

The Company has accessed government programs in countries in which it operates. On April 11, 2020, the Canada Emergency Wage Subsidy (CEWS) was brought into law in Canada, which is intended to help Canadian businesses keep employees on their payroll through the challenges posed by the COVID-19 pandemic. The Company was eligible for the CEWS subsidy program throughout the fiscal year ended March 31, 2021, which allowed the Company to recall employees previously placed on furlough or reduced work weeks. The wage subsidies either flowed through directly to employees according to the objective of the subsidy programs and the way they were designed in certain countries, or the amounts were offset by the increased costs the Company incurred in revoking some of our initial cost saving measures including eliminating salary reductions and bringing back employees. For the year ended March 31, 2021, government contributions related to enacted COVID-19 support programs, mainly provided as a reimbursement of employee wages, totaled $160.5 million, of which $33.1 million were credited to non-financial assets and $127.4 million were credited to income. The Government of Canada has proposed to extend the CEWS program to September 2021, although continuation in the program is subject to meeting the eligibility requirements and the conditions of the program.

New financial participation agreements
On September 14, 2020, the Company concluded a new financial participation agreement with Investissement Québec (IQ). Under this agreement, IQ agreed to invest up to $30.0 million in repayable contributions on eligible spending related to Healthcare R&D programs.

In March 2021, the Company, along with other industry partners, entered into a new financial participation agreement with the government of Quebec, through the Ministry of Economy and Innovation for the L'aéronef de demain project. The project will focus on the acceleration of technology development, digital transformation and knowledge for the advancement of the aircraft of the future, in particular those with hybrid electric propulsion, and implementation of associated services. The government of Quebec has committed to contribute amounts up to 50% of eligible costs incurred by the Company to fiscal 2022, up to a maximum of $10 million in non‑refundable grants.
124 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 29 – IMPAIRMENT OF NON-FINANCIAL ASSETS

The carrying amount of goodwill allocated to the Company's CGUs per operating segment is as follows:

Civil Aviation		Defence
Training Solutions		and Security	Healthcare	Total
Net book value as at March 31, 2019	$630.6	$290.8	$146.3	$1,067.7
Business combinations (Note 4)	19.2	—	0.9	20.1
Impairment	—	—	(37.5)	(37.5)
Foreign currency exchange differences	17.5	9.9	7.6	35.0
Net book value as at March 31, 2020	$667.3	$300.7	$117.3	$1,085.3
Business combinations (Note 4)	169.0	—	—	169.0
Foreign currency exchange differences	(47.1)	(21.4)	(12.6)	(81.1)
Net book value as at March 31, 2021	$789.2	$279.3	$104.7	$1,173.2

Goodwill is allocated to CGUs or a group of CGUs, which generally corresponds to the Company’s operating segments or one level below.

The Company performed its annual impairment test for goodwill during the fourth quarter of fiscal 2021. The Company determined the recoverable amount of the Civil Aviation Training Solutions, Defence and Security and Healthcare CGUs based on fair value less costs of disposal calculations. The recoverable amount of each CGU is calculated using estimated cash flows derived from the Company's five-year strategic plan as approved by the Board of Directors. The cash flows derived from the Company's five-year strategic plan are based on management’s expectations of market growth, industry reports and trends, and past performance. Cash flows subsequent to the five‑year period were extrapolated using a constant growth rate of 2% to 3%. These growth rates were consistent with forecasts included in industry reports specific to the industry in which each CGU operates. These projections are inherently uncertain due to the fluidly evolving impact of the COVID-19 pandemic. The discount rates used to calculate the recoverable amounts reflect each CGUs’ specific risks and market conditions and range from 8.0% to 13.0%.

During the year ended March 31, 2021, the estimated recoverable amount exceeded the carrying amounts of all CGUs. As a result, there was no impairment identified.

During the year ended March 31, 2020, the Company recorded an impairment charge of $37.5 million relating to goodwill allocated to the Healthcare CGU. The impairment charge was based on the general economic conditions at the time of the test, which negatively affected the discount rate used and the Healthcare CGU’s cash flow projections.

Variations in the Company assumptions and estimates, particularly in the expected growth rates embedded in its cash flow projections and the discount rate could have a significant impact on fair value. For the year ended March 31, 2021, an increase of 1% in the discount rate or a decrease of 1% in the growth rate would not have resulted in an impairment charge.

NOTE 30 – CONTINGENCIES AND COMMITMENTS
Contingencies
In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated financial position.

The Company is subject to audits from various government and regulatory agencies on an ongoing basis. As a result, from time to time, authorities may disagree with positions and conclusions taken by the Company in its filings.

During the year ended March 31, 2015, the Company received a reassessment from the Canada Revenue Agency challenging the Company’s characterization of the amounts received under the Strategic Aerospace and Defence Initiative (SADI) program. No amount has been recognized in the Company’s financial statements, since the Company believes that there are strong grounds for defence and will vigorously defend its position. Such matters cannot be predicted with certainty, however, the Company believes that the resolution of these proceedings will not have a material adverse effect on its financial position.

Commitments
Contractual purchase commitments that are not recognized as liabilities are as follows:

	2021	2020
Less than 1 year	$195.9	$204.7
Between 1 and 5 years	92.8	35.1
Total contractual purchase commitments	$288.7	$239.8
CAE Financial Report 2021 | 125

Notes to the Consolidated Financial Statements
NOTE 31 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, restricted funds for subscription receipts deposit, accounts receivable, accounts payable and accrued liabilities and liabilities for subscription receipts approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1:   Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3:   Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

126 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.
The carrying values and fair values of financial instruments, by category, are as follows:

			2021		2020
	Level	Carrying value	Fair value	Carrying value	Fair value
		Total	Total	Total	Total
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$926.1	$926.1	$946.5	$946.5
Restricted cash	Level 1	11.4	11.4	12.4	12.4
Restricted funds for subscription receipts deposit	Level 2	700.1	700.1	—	—
Equity swap agreements	Level 2	(0.6)	(0.6)	(55.5)	(55.5)
Forward foreign currency contracts	Level 2	7.5	7.5	(7.2)	(7.2)
Contingent consideration arising on business combinations	Level 3	(11.2)	(11.2)	—	—
Derivatives assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	5.1	5.1	(0.3)	(0.3)
Forward foreign currency contracts	Level 2	16.5	16.5	(31.6)	(31.6)
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	478.7	478.7	514.5	514.5
Investment in finance leases	Level 2	128.5	141.0	155.0	183.2
Advances to a portfolio investment	Level 2	11.1	11.1	29.7	29.7
Other assets(2)	Level 2	28.6	29.0	22.1	20.5
Accounts payable and accrued liabilities(3)	Level 2	(674.9)	(674.9)	(709.1)	(709.1)
Liabilities for subscription receipts	Level 2	(714.1)	(714.1)	—	—
Total long-term debt(4)	Level 2	(2,010.9)	(2,216.3)	(2,830.6)	(2,960.4)
Other non-current liabilities(5)	Level 2	(174.2)	(187.4)	(182.0)	(167.9)
Financial assets measured at FVOCI
Equity investments	Level 3	1.5	1.5	3.3	3.3
		$(1,270.8)	$(1,476.5)	$(2,132.8)	$(2,221.9)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

Changes in level 3 financial instruments are as follows:

Balance as at March 31, 2020	$3.3
Additions – business combinations (Note 4)	(11.5)
Total realized and unrealized losses included in other comprehensive income	(1.8)
Total realized and unrealized gains included in income	0.3
Balance as at March 31, 2021	$(9.7)

NOTE 32 – CAPITAL RISK MANAGEMENT
The Company’s capital allocation priorities continue to be focused on:
(i)     Investing in superior and sustainable growth opportunities;
(ii)    Maintaining a strong financial position consistent with the Company’s investment grade profile;
(iii)   Providing current returns to shareholders.

The Company manages its capital structure and makes corresponding adjustments based on changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or debt, use cash to reduce debt or repurchase shares.

To accomplish its objectives stated above, the Company monitors its capital on the basis of the net debt to capital. This ratio is calculated as net debt divided by the sum of the net debt and total equity. Net debt is calculated as total debt, including the short-term portion (as presented in the consolidated statement of financial position and including non-recourse debt) less cash and cash equivalents. Total equity comprises share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

CAE Financial Report 2021 | 127

Notes to the Consolidated Financial Statements
The level of debt versus equity in the capital structure is monitored, and the ratios are as follows:

	2021	2020
Total long-term debt (Note 21)	$2,351.5	$3,312.2
Less: cash and cash equivalents	(926.1)	(946.5)
Net debt	$1,425.4	$2,365.7
Equity	3,212.8	2,578.3
Total net debt plus equity	$4,638.2	$4,944.0
Net debt: equity	31:69	48:52

The Company has certain debt agreements which require the maintenance of a certain level of capital.

NOTE 33 – FINANCIAL RISK MANAGEMENT
Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to credit risk, liquidity risk and market risk, including foreign currency risk and interest rate risk. The Company’s exposure to credit risk, liquidity risk and market risk is managed within risk management parameters documented in corporate policies. These risk management parameters remain unchanged since the previous period, unless otherwise indicated.

Credit risk
Credit risk is defined as the Company’s exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with the Company. The Company is exposed to credit risk on its accounts receivable and certain other assets through its normal commercial activities. The Company is also exposed to credit risk through its normal treasury activities on its cash and cash equivalents and derivative financial assets. Credit risks arising from the Company’s normal commercial activities are managed with regards to customer credit risk.

The Company’s customers are mainly established companies, some of which have publicly available credit ratings, as well as government agencies, which facilitates risk assessment and monitoring. In addition, the Company typically receives substantial non-refundable advance payments for contracts with customers. The Company closely monitors its exposure to major airline companies in order to mitigate its risk to the extent possible. Furthermore, the Company’s trade receivables are not concentrated with specific customers but are held with a wide range of commercial and government organizations. As well, the Company’s credit exposure is further reduced by the sale of certain of its accounts receivable to third-party financial institutions for cash consideration on a limited recourse basis (receivable purchase program). The Company does not hold any collateral as security. The credit risk on cash and cash equivalents is mitigated by the fact that they are mainly in place with a diverse group of major North American and European financial institutions.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company uses several measures to minimize this exposure. First, the Company enters into contracts with counterparties that are of high credit quality. The Company signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with all the counterparties with whom it trades derivative financial instruments. These agreements make it possible to offset when a contracting party defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by the Company or its counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, the Company monitors the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

The carrying amounts presented in Note 12 and Note 31 represent the maximum exposure to credit risk for each respective financial asset as at the relevant dates.

As at March 31, 2021, exposure to credit risk and credit loss allowances for accounts receivable and contract assets by segments are as follows:

	Civil Aviation Training Solutions	Defence and Security	Healthcare	Amounts not allocated to a segment	Total
Gross accounts receivable	$297.1	$178.3	$62.4	$15.2	$553.0
Gross contract assets	53.6	406.1	2.2	—	461.9
Total	$350.7	$584.4	$64.6	$15.2	$1,014.9
Credit loss allowances	$(32.8)	$(0.2)	$(1.4)	$—	$(34.4)
As a %	9.4%	—%	2.2%	—%	3.4%

128 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements

Liquidity risk
Liquidity risk is defined as the potential risk that the Company cannot meet its cash obligations as they become due.

The Company manages this risk by establishing cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a regular monitoring of expected cash inflows and outflows which is achieved through a forecast of the Company’s consolidated liquidity position, for efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, stress-test results, growth requirements and capital expenditures, and the maturity profile of indebtedness, including availability of credit facilities, working capital requirements, compliance with financial covenants and the funding of financial commitments. The Company manages its liquidity risk to maintain sufficient liquid financial resources to fund its operations and meet its commitments and obligations. The Company also regularly monitors any financing opportunities to optimize its capital structure and maintain appropriate financial flexibility.

In managing its liquidity risk, the Company has access to revolving credit facilities of $500.0 million and US$850.0 million (2020 ⁃ US$850.0 million). As well, the Company has agreements to sell interests in certain of its accounts receivable (receivable purchase program). On May 19, 2020, the Company concluded an agreement to increase the limit of its receivable purchase program from US$300.0 million to US$400.0 million. As at March 31, 2021, the carrying amount of the original accounts receivable sold to a financial institution pursuant to the receivable purchase program totaled a Canadian dollar equivalent of $298.8 million (2020 ⁃ $333.1 million) of which $26.4 million (2020 – $38.8 million), corresponding to the extent of the Company’s continuing involvement, remains in accounts receivable with a corresponding liability included in accounts payable and accrued liabilities.

The following tables present a maturity analysis based on contractual maturity date of the Company’s financial liabilities, excluding liabilities for subscription receipts, based on expected cash flows. Cash flows from derivatives presented either as derivative assets or liabilities have been included, as the Company manages its derivative contracts on a gross basis. The amounts are the contractual undiscounted cash flows. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate except as otherwise stated:

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2021	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$674.9	$674.9	$674.9	$—	$—	$—	$—	$—
Total long-term debt (2)	2,358.0	2,954.5	291.4	238.1	230.0	320.0	151.7	1,723.3
Other non-current liabilities (3)	185.4	376.3	—	29.3	41.0	31.1	30.7	244.2
	$3,218.3	$4,005.7	$966.3	$267.4	$271.0	$351.1	$182.4	$1,967.5
Net derivative financial
liabilities (assets)
Forward foreign currency contracts (4)	$(24.0)
Outflow		$2,449.7	2,157.6	233.0	49.8	9.3	—	—
Inflow		(2,475.3)	(2,175.6)	(238.8)	(51.3)	(9.6)	—	—
Foreign currency and
interest rate swap agreements	(5.1)	(3.9)	(1.2)	(1.2)	(0.9)	(0.3)	(0.2)	(0.1)
Equity swap agreements	0.6	0.6	0.6	—	—	—	—	—
	$(28.5)	$(28.9)	$(18.6)	$(7.0)	$(2.4)	$(0.6)	$(0.2)	$(0.1)
	$3,189.8	$3,976.8	$947.7	$260.4	$268.6	$350.5	$182.2	$1,967.4

CAE Financial Report 2021 | 129

Notes to the Consolidated Financial Statements

				Between	Between	Between	Between
	Carrying	Contractual	Less than	1 and	2 and	3 and	4 and	More than
As at March 31, 2020	amount	cash flows	1 year	2 years	3 years	4 years	5 years	5 years
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	$709.1	$709.1	$709.1	$—	$—	$—	$—	$—
Total long-term debt (2)	3,305.2	4,319.8	296.5	555.1	564.8	383.4	340.1	2,179.9
Other non-current liabilities (3)	182.0	397.8	0.7	49.8	31.2	32.1	32.4	251.6
	$4,196.3	$5,426.7	$1,006.3	$604.9	$596.0	$415.5	$372.5	$2,431.5
Net derivative financial
liabilities (assets)
Forward foreign currency contracts (4)	$38.8
Outflow		$1,862.5	$1,636.1	$171.0	$42.4	$9.2	$3.8	$—
Inflow		(1,822.8)	(1,606.6)	(164.8)	(39.4)	(8.5)	(3.5)	—
Foreign currency and
interest rate swap agreements	0.3	(6.3)	7.8	(4.0)	(3.9)	(3.0)	(2.2)	(1.0)
Equity swap agreements	55.5	55.5	55.5	—	—	—	—	—
	$94.6	$88.9	$92.8	$2.2	$(0.9)	$(2.3)	$(1.9)	$(1.0)
	$4,290.9	$5,515.6	$1,099.1	$607.1	$595.1	$413.2	$370.6	$2,430.5
(1) Includes trade accounts payable, accrued liabilities, interest payable and certain payroll-related liabilities.
(2) Contractual cash flows include contractual interest and principal payments related to debt obligations and excludes transaction costs.
(3) Includes non-current royalty obligations and other non-current liabilities.
(4) Outflows and inflows are presented in Canadian dollar equivalent using the contractual forward foreign currency rate.

Market risk
Market risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is mainly exposed to foreign currency risk and interest rate risk.

Derivative instruments are utilized by the Company to manage market risk against the volatility in foreign exchange rates, interest rates and share-based payments in order to minimize their impact on the Company’s results and financial position. The Company’s policy is not to utilize any derivative financial instruments for trading or speculative purposes.

Foreign currency risk
Foreign currency risk is defined as the Company’s exposure to a gain or a loss in the value of its financial instruments as a result of fluctuations in foreign exchange rates. The Company is exposed to foreign exchange rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency, as well as on the net investment from its foreign operations which have functional currencies other than the Canadian dollar (in particular the U.S. dollar (USD), Euro (€ or EUR) and British pound (GBP or £). In addition, these operations have exposures to foreign exchange rates primarily through cash and cash equivalents and other working capital accounts denominated in currencies other than their functional currencies.

The Company mitigates foreign currency risks by having its foreign operations transact in their functional currency for material procurement, sale contracts and financing activities.

The Company uses forward foreign currency contracts and foreign currency swap agreements to manage the Company’s exposure from transactions in foreign currencies. These transactions include forecasted transactions and firm commitments denominated in foreign currencies, including firm commitments to acquire a business in a business combination such as the L3Harris Military Training acquisition (Note 5).

130 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
The forward foreign currency contracts outstanding are as follows:

(amounts in millions, except average rate)			2021			2020
	Notional		Average	Notional		Average
Currencies (sold/bought)	amount	(1)	rate	amount	(1)	rate
USD/CDN
Less than 1 year	$530.9		0.77	$833.7		0.74
Between 1 and 3 years	127.4		0.77	176.4		0.76
Between 3 and 5 years	20.5		0.78	13.0		0.77
EUR/CDN
Less than 1 year	88.4		1.54	180.5		0.64
Between 1 and 3 years	95.2		1.57	12.3		0.60
GBP/CDN
Less than 1 year	52.7		0.57	71.5		0.59
Between 1 and 3 years	11.5		0.58	0.2		0.60
CDN/USD
Less than 1 year	1,224.7		1.27	289.7		1.36
Between 1 and 3 years	31.0		1.37	23.7		1.32
Other currencies
Less than 1 year	260.8		n.a.	247.5		n.a.
Between 1 and 3 years	1.5		n.a.	0.8		n.a.
Between 3 and 5 years	5.0		n.a.	13.2		n.a.
Total	$2,449.6			$1,862.5
(1) Exchange rates as at the end of the respective periods were used to translate amounts in foreign currencies.

The Company’s foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity, consistent with the objective to fix currency rates on the hedged item.

Foreign currency risk sensitivity analysis
The following table presents the Company’s exposure to foreign currency risk of financial instruments and the pre-tax effects on net income and OCI as a result of a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar as at March 31. This analysis assumes all other variables remain constant.

	USD		€		GBP
	Net income	OCI	Net income	OCI	Net income	OCI
2021	$7.9	$28.9	$4.6	$(3.8)	$(0.5)	$(0.7)
2020	4.8	(19.6)	(0.5)	(3.1)	0.2	(0.4)
A weakening of 5% in the relevant foreign currency against the Canadian dollar would have an opposite impact on pre-tax income and OCI.

Interest rate risk
Interest rate risk is defined as the Company’s exposure to a gain or a loss to the value of its financial instruments as a result of fluctuations in interest rates. The Company bears some interest rate fluctuation risk on its floating rate long-term debt and some fair value risk on its fixed interest long-term debt. The Company mainly manages interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. The Company has floating rate debts through its revolving credit facilities and other-specific floating rate debts. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to manage interest rate exposures are mainly interest rate swap agreements. As at March 31, 2021, 94% (2020 – 74%) of the long-term debt bears fixed interest rates.

The Company’s interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held until their maturity to establish asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements.

Interest rate risk sensitivity analysis
During the year ended March 31, 2021, a 1% increase in interest rates would decrease the Company’s net income by $1.7 million (2020 – $5.7 million) and would have no impact on the Company’s OCI (2020 – nil) assuming all other variables remained constant. A 1% decrease in interest rates would have an opposite impact on net income.

CAE Financial Report 2021 | 131

Notes to the Consolidated Financial Statements
Hedge of share-based payments expense
The Company has entered into equity swap agreements with major Canadian financial institutions to reduce its exposure to fluctuations in its share price relating to the deferred share units (DSU) plans, restricted share units (RSU) plans and the performance share units (PSU) plan. Pursuant to the agreement, the Company receives the economic benefit of dividends and share price appreciation while providing payments to the financial institutions for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap agreements partly offset movements in the Company’s share price impacting the cost of the DSU, RSU and PSU plans. As at March 31, 2021, the equity swap agreements covered 2,500,000 common shares (2020 – 2,800,000) of the Company.

Hedge of net investments in foreign operations
As at March 31, 2021, the Company has designated a portion of its unsecured senior notes and term loans totaling US$862.8 million (2020 – US$862.8 million) and a portion of its lease liabilities totaling US$23.9 million (2020 – US$48.1 million) as a hedge of its net investments in U.S. entities. Gains or losses on the translation of the designated portion of these USD long-term debts are recognized in OCI to offset any foreign exchange gains or losses on translation of the financial statements of those U.S. entities.
Letters of credit and guarantees
As at March 31, 2021, the Company had outstanding letters of credit and performance guarantees in the amount of $196.2 million (2020 – $189.6 million) issued in the normal course of business. These guarantees are issued under the revolving credit facilities and the Performance Securities Guarantee (PSG).

The advance payment guarantees are related to progress/milestone payments made by the Company’s customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by the Company and to the customer’s requirements. The customer releases the Company from these guarantees at the signing of a certificate of completion. The letter of credit for the lease obligation provides credit support for the benefit of the owner participant on a sale and leaseback transaction and varies according to the payment schedule of the lease agreement.

	2021	2020
Advance payments	$41.0	$36.0
Contract performance	46.4	44.0
Lease obligations	30.1	37.1
Financial obligations	70.3	63.0
Other	8.4	9.5
	$196.2	$189.6

Indemnifications
In certain instances when the Company sells businesses, it may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities that exist, or arise from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental liabilities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited.

The Company believes that other than the liabilities already accrued, the maximum potential future payments that it could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defences, which cannot be estimated. However, historically, costs incurred to settle claims related to these indemnifications have not been material to the Company’s consolidated financial position, net income or cash flows.
132 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
NOTE 34 – RELATED PARTY RELATIONSHIPS
The following tables include principal investments which, in aggregate, significantly impact the results or assets of the Company:

Investments in subsidiaries consolidated in the Company’s financial statements:

		% equity	% equity
		interest	interest
Name	Country of incorporation	2021	2020
CAE Academia de Aviacion (Espana) S.L.	Spain	100.0%	100.0%
CAE (US) Inc.	USA	100.0%	100.0%
CAE Aircrew Training Services plc	UK	76.5%	76.5%
CAE Australia Pty Ltd.	Australia	100.0%	100.0%
CAE Aviation Services Pte Ltd.	Singapore	100.0%	100.0%
CAE Aviation Training B.V.	Netherlands	100.0%	100.0%
CAE Aviation Training Peru S.A.	Peru	100.0%	100.0%
CAE Bangkok Co., Ltd.	Thailand	100.0%	—%
CAE Brunei Multi Purpose Training Centre Sdn Bhd	Brunei	60.0%	60.0%
CAE Center Amsterdam B.V.	Netherlands	100.0%	100.0%
CAE Center Brussels N.V.	Belgium	100.0%	100.0%
CAE Centre Copenhagen A/S	Denmark	100.0%	100.0%
CAE Centre Hong Kong Limited	China	100.0%	100.0%
CAE Centre Oslo AS	Norway	100.0%	100.0%
CAE Centre Stockholm AB	Sweden	100.0%	100.0%
CAE CFT B.V.	Netherlands	100.0%	100.0%
CAE Civil Aviation Training Solutions, Inc.	USA	100.0%	100.0%
CAE Colombia Flight Training S.A.S.	Colombia	100.0%	100.0%
CAE Crewing Services Limited	Ireland	100.0%	100.0%
CAE El Salvador Flight Training S.A. de C.V.	El Salvador	99.5%	99.5%
CAE Engineering Korlatolt Felelossegu Tarsasag	Hungary	100.0%	100.0%
CAE Entrenamiento de Vuelo Chile Limitada	Chile	100.0%	100.0%
CAE Flight & Simulator Services Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Flight Training (India) Private Limited	India	100.0%	100.0%
CAE Flight Training Center Mexico, S.A. de C.V.	Mexico	100.0%	100.0%
CAE GAH Aviation Technology Services Co Ltd.	China	80.0%	80.0%
CAE Global Academy Évora, SA	Portugal	100.0%	100.0%
CAE GmbH	Germany	100.0%	100.0%
CAE Healthcare Canada Inc.	Canada	100.0%	100.0%
CAE Healthcare, Inc.	USA	100.0%	100.0%
CAE India Private Limited	India	100.0%	100.0%
CAE Integrated Enterprise Solutions Australia Pty Ltd.	Australia	100.0%	100.0%
CAE International Holdings Limited	Canada	100.0%	100.0%
CAE Investments SARL	Luxembourg	100.0%	100.0%
CAE Kuala Lumpur Sdn. Bhd.	Malaysia	100.0%	100.0%
CAE Luxembourg Acquisition, S.à r.l.	Luxembourg	100.0%	100.0%
CAE Maritime Middle East L.L.C.	UAE	49.0%	49.0%
CAE Middle East L.L.C.	UAE	49.0%	49.0%
CAE Military Aviation Training Inc.	Canada	100.0%	100.0%
CAE New Zealand Pty Limited	New Zealand	100.0%	100.0%
CAE North East Training Inc.	USA	100.0%	100.0%
CAE Oslo - Aviation Academy AS	Norway	100.0%	100.0%
CAE Oxford Aviation Academy Phoenix Inc.	USA	100.0%	100.0%
CAE Services Italia S.r.l.	Italy	100.0%	100.0%
CAE Servicios Globales de Instrucción de Vuelo (España), S.L.	Spain	100.0%	100.0%
CAE Shanghai Company, Limited	China	100.0%	100.0%
CAE SimuFlite Inc.	USA	100.0%	100.0%
CAE Simulation Technologies Private Limited	India	100.0%	100.0%
CAE Simulator Services Inc.	Canada	100.0%	100.0%
CAE Financial Report 2021 | 133

Notes to the Consolidated Financial Statements
Investments in subsidiaries consolidated in the Company’s financial statements (continued):

		% equity	% equity
		interest	interest
Name	Country of incorporation	2021	2020
CAE South America Flight Training do Brasil Ltda.	Brazil	100.0%	100.0%
CAE STS Limited	UK	100.0%	100.0%
CAE Training & Services Netherlands B.V.	Netherlands	100.0%	—%
CAE Training & Services Brussels N.V.	Belgium	100.0%	100.0%
CAE Training & Services UK Ltd.	UK	100.0%	100.0%
CAE Training Norway AS	Norway	100.0%	100.0%
CAE TSP Inc.	Canada	100.0%	—%
CAE USA Inc.	USA	100.0%	100.0%
CAE USA Mission Solutions Inc.	USA	100.0%	100.0%
CAE Vietnam Limited Liability Company	Vietnam	100.0%	100.0%
Flight Training Device (Mauritius) Ltd.	Mauritius	100.0%	100.0%
Logitude OY	Finland	100.0%	100.0%
Merlot Aero Limited	New Zealand	100.0%	—%
Oxford Aviation Academy (Oxford) Limited	UK	100.0%	100.0%
Parc Aviation Engineering Services Ltd.	Ireland	100.0%	100.0%
Parc Aviation Limited	Ireland	100.0%	100.0%
Parc Aviation (UK) Ltd.	UK	100.0%	100.0%
Parc Interim Ltd.	Ireland	100.0%	100.0%
Pelesys Aviation Maintenance Training Inc.	Canada	100.0%	100.0%
Pelesys Learning Systems Inc.	Canada	100.0%	100.0%
Presagis Canada Inc.	Canada	100.0%	100.0%
Presagis Europe (S.A.S)	France	100.0%	100.0%
Presagis USA Inc.	USA	100.0%	100.0%
Servicios de Instrucción de Vuelo, S.L.	Spain	80.0%	80.0%
SIV Ops Training, S.L.	Spain	80.0%	80.0%

Investments in joint ventures accounted for under the equity method:

		% equity	% equity
		interest	interest
Name	Country of incorporation	2021	2020
Aviation Training Northeast Asia B.V.	Netherlands	50.0%	50.0%
CAE Flight and Simulator Services Korea, Ltd.	Korea	50.0%	50.0%
CAE-LIDER Training do Brasil Ltda.	Brazil	50.0%	50.0%
CAE Melbourne Flight Training Pty Ltd.	Australia	50.0%	50.0%
CAE Middle East Pilot Services LLC	United Arab Emirates	49.0%	49.0%
CAE Simulation Training Private Limited	India	50.0%	50.0%
Embraer CAE Training Services LLC	United States	49.0%	49.0%
Emirates-CAE Flight Training LLC	UAE	49.0%	49.0%
Flight Training Alliance GmbH	Germany	50.0%	50.0%
HATSOFF Helicopter Training Private Limited	India	50.0%	50.0%
Helicopter Training Media International GmbH	Germany	50.0%	50.0%
HFTS Helicopter Flight Training Services GmbH	Germany	25.0%	25.0%
JAL CAE Flight Training Co. Ltd.	Japan	50.0%	50.0%
Leonardo CAE Advanced Jet Training S.r.l.	Italy	50.0%	—%
National Flying Training Institute Private Limited	India	51.0%	51.0%
Pegasus Ucus Egitim Merkezi A.S.	Turkey	49.9%	49.9%
Philippine Academy for Aviation Training, Inc.	Philippines	40.0%	40.0%
Rotorsim s.r.l.	Italy	50.0%	50.0%
Rotorsim USA LLC	United States	50.0%	50.0%
SIMCOM Holdings, Inc.	United States	50.0%	50.0%
Singapore CAE Flight Training Pte Ltd.	Singapore	50.0%	50.0%
TRU Flight Training Iceland ehf	Iceland	33.3%	—%
Xebec Government Services, LLC	United States	49.0%	49.0%

134 | CAE Financial Report 2021

Notes to the Consolidated Financial Statements
When the Company’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, the Company does not recognize further losses, unless it will incur obligations or make payments on behalf of the joint ventures. During the year ended March 31, 2021, the Company's unrecognized share of profit in joint ventures was $2.2 million (2020 - losses of $3.3 million). As at March 31, 2021, the cumulative unrecognized share of losses for these joint ventures was $13.8 million (2020 – $16.0 million) and the cumulative unrecognized share of comprehensive loss of these joint ventures was $13.1 million (2020 – $16.1 million).

Joint venture with Leonardo
On March 29, 2021, the Company acquired a 50% equity interest in Leonardo CAE Advanced Jet Training Srl for cash consideration of $18.7 million. This joint venture will support the operations of the International Flight Training School (IFTS) in Italy, delivering a comprehensive lead-in to fighter training to the Italian Air Force and foreign customers. The joint venture will provide training support services, including full maintenance and operation of the M-346 aircraft and its ground-based training system, as well as operation of IFTS base facilities.

Partnership with Directional Aviation Capital
On November 4, 2019, the Company concluded a strategic partnership with Directional Aviation Capital (DAC) including a 15-year exclusive business aviation training services agreement with DAC affiliates and the acquisition of a 50% equity interest in SIMCOM Holdings, Inc. for cash consideration of $113.5 million (US$86.3 million). The Company obtained joint control over SIMCOM, therefore the joint venture is accounted for using the equity method. SIMCOM operates simulators and training devices representative of a wide range of jet, turboprop and piston powered aircraft and is headquartered in Orlando, Florida.

Over the course of the 15-year business aviation training services agreement, DAC's affiliated business aircraft operators, which include Flexjet, Flight Options, Flairjet, Sirio, Nextant Aerospace and Corporate Wings, will train exclusively with SIMCOM and CAE.

NOTE 35 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	2021	2020
Accounts receivable (Note 12)	$33.3	$51.2
Contract assets	14.3	38.5
Other non-current assets	26.4	25.6
Accounts payable and accrued liabilities (Note 19)	5.8	5.7
Contract liabilities	22.0	28.8
Other non-current liabilities	1.5	1.7

The Company’s transactions with its equity accounted investees are as follows:

	2021	2020
Revenue	$129.2	$166.0
Purchases	2.8	2.5
Other income	1.4	1.5

Compensation of key management personnel
Key management personnel have the ability and responsibility to make major operational, financial and strategic decisions for the Company and include certain executive officers. The compensation of key management for employee services are as follows:

	2021	2020
Salaries and other short-term employee benefits	$6.5	$6.5
Post-employment benefits – defined benefit plans	1.6	2.5
Share-based payments expense	24.8	(8.8)
	$32.9	$0.2

CAE Financial Report 2021 | 135

136 | CAE Financial Report 2021 Board of Directors and Officers BOARD OF DIRECTORS OFFICERS Margaret S. (Peg) Billson 1, 3* Corporate Director Albuquerque, New Mexico The Honourable Michael M. Fortier 1* Vice Chair RBC Capital Markets Town of Mount Royal, Québec Marianne Harrison 2*,3 President and Chief Executive Officer John Hancock Life Insurance Company Boston, Massachusetts Alan N. MacGibbon 1, 2 Corporate Director Toronto, Ontario Mary Lou Maher 1,2 Corporate Director Toronto, Ontario The Honourable John P. Manley Chair of the Board, CAE Inc. and Senior Business Advisor, Bennett Jones LLP Ottawa, Ontario François Olivier 2, 3 President and Chief Executive Officer Transcontinental Inc. Montreal, Québec Marc Parent, C.M. President and Chief Executive Officer CAE Inc. Montréal, Québec Gen. David G. Perkins, USA (Ret.) 2 Corporate Director Jackson, New Hampshire Michael E. Roach 2, 3 Corporate Director Montreal, Québec Andrew J. Stevens 1, 3 Corporate Director Cheltenham, Gloucestershire, U.K. The Honourable John P. Manley Chair of the Board Marc Parent, C. M. President and Chief Executive Officer Sonya Branco Executive Vice President, Finance and Chief Financial Officer Nick Leontidis Group President Civil Aviation Training Solutions Daniel Gelston Group President Defence and Security Mark Hounsell General Counsel, Chief Compliance Officer and Corporate Secretary Constantino Malatesta Vice President and Corporate Controller Mario Pizzolongo Treasurer 1 Member of the Human Resources Committee 2 Member of the Audit Committee 3 Member of the Governance Committee (*) indicates Chair of the Committee

CAE Financial Report 2021 | 137 Shareholder and Investor Information CAE SHARES CAE’s shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE) under the symbol “CAE”. TRANSFER AGENT AND REGISTRAR Computershare Trust Company of Canada 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel. 1-800-564-6253 (toll free in Canada and the U.S.) www.computershare.com DIVIDEND REINVESTMENT PLAN Registered shareholders of CAE Inc. who are resident in Canada or the United Kingdom and who wish to receive dividends in the form of CAE Inc. common shares rather than a cash payment, may participate in CAE's dividend reinvestment plan. In order to obtain the dividend reinvestment plan form, please contact Computershare Trust Company of Canada or go to www.cae.com/dividend. DIRECT DEPOSIT DIVIDEND Canadian resident registered shareholders of CAE Inc. who receive cash dividends may elect to have the dividend payment deposited directly to their bank accounts instead of receiving a cheque. In order to obtain the direct deposit dividend form, please contact Computershare Trust Company of Canada. www.cae.com/dividend DUPLICATE MAILINGS To eliminate duplicate mailings by consolidating accounts, registered shareholders must contact Computershare Trust Company of Canada; non-registered shareholders must contact their investment brokers. INVESTOR RELATIONS Quarterly and annual reports as well as other corporate documents are available on our website at www.cae.com. These documents can also be obtained from our Investor Relations department. Investor Relations CAE Inc. 8585 Côte-de-Liesse Saint-Laurent, Québec H4T 1G6 Tel. : 1-866-999-6223 investor.relations@cae.com Version française Pour obtenir la version française du rapport financier, s’adresser à investisseurs@cae.com. 2021 ANNUAL MEETING The Annual Shareholders Meeting will be held at 11 a.m. (Eastern Time), on Wednesday, August 11, 2021 via live webcast that will be available at cae.com/investors/. AUDITORS PricewaterhouseCoopers LLP Chartered Professional Accountants Montreal, Québec TRADEMARKS Trademarks and/or registered trademarks of CAE Inc. and/or its affiliates include but are not limited to CAE, CAE Medallion 6000, CAE Simfinity, CAE Healthcare, CAE Fidelis Lucina, CAE VimedixAR, CAE Juno, CAE Lucina AR, CAE Luna, CAE Ares, CAE Ares AR, CAE Rise, CAE Vïvo, Dynamic Synthetic Environment (DSE), CAE 7000XR Series, CAE 3000 Series, CAE 600XR Series FTD, CAE Trax Academy, CAE Sprint Virtual Reality and CAE Air1. All other brands and product names are trademarks or registered trademarks of their respective owners. All logos, tradenames and trademarks referred to and used herein remain the property of their respective owners and may not be used, changed, copied, altered, or quoted without the written consent of the respective owner. All rights reserved. CORPORATE GOVERNANCE The following documents pertaining to CAE’s corporate governance practices may be accessed either from CAE’s website (www.cae.com) or by request from the Corporate Secretary: − Board and Board Committee charters − Position descriptions for the Board Chair, the Committee Chairs and the Chief Executive Officer − CAE’s Code of Business Conduct − Corporate Governance Guidelines Most of the New York Exchange’s (NYSE) corporate governance listing standards are not mandatory for CAE. Significant differences between CAE’s practices and the requirements applicable to U.S. companies listed on the NYSE are summarized on CAE’s website. CAE is otherwise in compliance with the NYSE requirements in all significant respects.

138 | CAE Financial Report 2021 CAUTION REGARDING FORWARD-LOOKING STATEMENTS This annual report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our proposed acquisition of L3 Harris Technologies’ military training business (“L3H MT”), the attractiveness of the L3H MT acquisition from a financial perspective and expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT acquisition with our existing business and teams, other anticipated benefits of the L3H MT acquisition and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, our ability to penetrate new markets, our estimates of the size of our addressable markets and market opportunity may not prove accurate, R&D activities, fixed-price and long‑term supply contracts, strategic partnerships and long-term contracts, backlog, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of our intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, reputational risk, U.S. foreign ownership, control or influence mitigation measures, foreign private issuer status, enforceability of civil liabilities against our directors and officers, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, our reliance on technology and third‑party providers, data privacy, risks relating to the market such as foreign exchange, availability of capital, sales of additional common shares, market price and volatility of our common shares, credit risk, impairment risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws, taxation matters, and risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures such as the risk that we will not effectively manage our growth,

CAE Financial Report 2021 | 139 risks relating to the acquisition of L3H MT, including the integration of the L3H MT business, possible delay or failure to achieve the anticipated benefits and cost synergies, the continued reliance on L3Harris Technologies following the completion of the acquisition, possible delay or failure to complete the acquisition, the receipt of applicable regulatory approvals and satisfaction of closing conditions for the acquisition, currency exchange risk and foreign currency exposure on the purchase price, potential undisclosed liabilities related to the acquisition, reliance on information provided by L3Harris Technologies, CAE or L3H MT being adversely impacted during the pendency of the acquisition, change of control and other similar provisions and fees, unanticipated acquisition and integration costs, increased indebtedness of CAE after closing of the acquisition, and risks relating to the post-acquisition of the operations of L3H MT, including the fact that the combined company will continue to face the same risks that CAE currently faces, but would also face increased risks relating to increasing Defence business and operations, dependence on U.S. Government contracts for a significant portion of revenue, which are often only partially funded, subject to immediate termination and heavily regulated and audited, U.S. Government’s budget deficit and national debt, fixed-price contracts, ability to successfully obtain export licenses, reliance on subcontractors, uncertain economic conditions in the markets L3H MT participates in, government investigations, and liability risks that may not be covered by indemnity or insurance. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or the L3H MT business. The completion of the L3H MT acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the L3H MT acquisition will be completed. There can also be no assurance that if the L3H MT acquisition is completed, the strategic and financial benefits expected to result from the L3H MT acquisition will be realized. Additionally, differences could arise because of events announced or completed after the date of this annual report. You will find more information in the Business risk and uncertainty section of the MD&A. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this annual report are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this annual report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. MATERIAL ASSUMPTIONS The forward-looking statements set out in this annual report are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase program, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, no material financial, operational or competitive consequences from changes in regulations affecting our business, the satisfaction of all closing conditions of the L3H MT acquisition, including receipt of all regulatory approvals in a timely manner and on terms acceptable to CAE, our ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT acquisition, our ability to otherwise complete the integration of the L3H MT business acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT acquisition, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies, absence of significant undisclosed costs or liabilities associated with the L3H MT acquisition, the ability of CAE to opportunistically access the capital markets before or after the L3H MT acquisition closing and absence of material change in market conditions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this annual report, refer to “Business Risk and Uncertainty” in this annual report. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this annual report and, consequently, the forward- looking statements based on such assumptions, may turn out to be inaccurate.

As an eTree member, CAE Inc. is committed to meeting shareholder needs while being environmentally friendly. For each shareholder that receives electronic copies of shareholder communications, CAE will plant a tree through Tree Canada, the leader in Canadian urban reforestation. To date CAE has helped plant 5,274 trees. Contains FSC® certified post-consumer and 70% virgin fibre Certified EcoLogo and FSC® Mixed Sources Manufactured using biogas energy

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